
08003039

13

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY



REGISTRANT'S NAME China Railway Construction Corporation Limited

*CURRENT ADDRESS East, No. 40 Fuxing Road
Haidan District
~~Beijing~~ Beijing
China

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 09 2008
THOMSON REUTERS

ILE NO. 82- 35210 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☒ |
| G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| F 14A (PROXY) | ☐ | | |

OICF/BY: mc

DAT : 6/5/08

082-35210

AR/S

12-31-06

# Audited Financial Statements

## CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

31 December 2004, 2005 and 2006 and 30 November 2007

RECEIVED

2008 MAY 13 P 1:24


ERNST & YOUNG

Audited Financial Statements

# CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

31 December 2004, 2005 and 2006 and 30 November 2007

安永會計師事務所

CONTENTS

ERNST & YOUNG

■ 18th Floor
Two International Finance Centre
8 Finance Street, Central
Hong Kong
Phone: (852) 2846 9888
Fax: (852) 2868 4432
www.ey.com/china

■ 安永會計師事務所
香港中環金融街8號
國際金融中心2期18樓
電話：(852) 2846 9888
傳真：(852) 2868 4432

# INDEPENDENT AUDITORS' REPORT

**To the Directors of China Railway Construction Corporation Limited**
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying financial statements set out on pages 3 to 131 of China Railway Construction Corporation Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group"), which comprise the Group's consolidated balance sheets as at 31 December 2004, 2005 and 2006, and 30 November 2007 and the Company's balance sheet as at 30 November 2007 and the Group's consolidated income statements, consolidated statements of changes in equity and consolidated cash flow statements for the three years ended 31 December 2004, 2005 and 2006, and the eleven-month period ended 30 November 2007 (the "Relevant Periods"), and a summary of significant accounting policies and other explanatory notes.

## Directors' Responsibility for the Financial Statements

The Company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards ("IFRSs") promulgated by the International Accounting Standards Board. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

## Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, in connection with the listing of the shares of the Company on The Stock Exchange of Hong Kong Limited and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing issued by the International Auditing and Assurance Standards Board. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements prepared according to the basis of presentation set out in note 2 to the accompanying financial statements give a true and fair view of the consolidated operating results and cash flows of the Group for each of the Relevant Periods and of the state of affairs of the Group as at 31 December 2004, 2005 and 2006, and 30 November 2007, and of the Company as at 30 November 2007 in accordance with IFRSs.

Ernst & Young

Certified Public Accountants

Hong Kong
29 February 2008

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

CONSOLIDATED INCOME STATEMENTS

Three years ended 31 December 2004, 2005 and 2006 and eleven-month period ended 30 November 2007

| | Notes | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|---|
| | | 2004 | 2005 | 2006 | 2006 | 2007 |
| | | RMB'000 | RMB'000 | RMB'000 | RMB'000 (unaudited) | RMB'000 |
| REVENUE | 6 | 86,187,491 | 110,794,747 | 153,608,974 | 138,283,661 | 146,666,955 |
| Cost of sales | | (79,802,559) | (102,869,824) | (144,012,964) | (129,682,141) | (136,934,467) |
| Gross profit | | 6,384,932 | 7,924,923 | 9,596,010 | 8,601,520 | 9,732,488 |
| Other income and gains, net | 6 | 125,178 | 202,823 | 185,868 | 133,146 | 549,717 |
| Selling and distribution costs | | (760,901) | (926,945) | (893,106) | (812,084) | (582,536) |
| Administrative expenses | | (4,661,234) | (5,251,653) | (6,002,090) | (5,458,462) | (5,529,858) |
| Other expenses | | (630,625) | (674,205) | (448,343) | (420,196) | (228,251) |
| PROFIT FROM OPERATIONS | 7 | 457,350 | 1,274,943 | 2,438,339 | 2,043,924 | 3,941,560 |
| Finance revenue | 8 | 280,745 | 384,032 | 546,587 | 493,702 | 537,798 |
| Finance costs | 8 | (416,216) | (782,795) | (909,326) | (826,659) | (1,077,471) |
| Share of profits and losses of: | | | | | | |
| Jointly-controlled entities | | 49,622 | 34,122 | 25,535 | 22,963 | 12,859 |
| Associates | | 396 | 25,086 | (2,888) | (890) | 2,285 |
| PROFIT BEFORE TAX | | 371,897 | 935,388 | 2,098,247 | 1,733,040 | 3,417,031 |
| Tax | 11 | (179,321) | (409,507) | (596,289) | (499,668) | (1,411,560) |
| PROFIT FOR THE YEAR/PERIOD | | 192,576 | 525,881 | 1,501,958 | 1,233,372 | 2,005,471 |
| Attributable to: | | | | | | |
| Equity holder of the Company | 12 | 102,867 | 349,339 | 1,212,950 | 1,007,686 | 2,008,655 |
| Minority interests | | 89,709 | 176,542 | 289,008 | 225,686 | (3,184) |
| | | 192,576 | 525,881 | 1,501,958 | 1,233,372 | 2,005,471 |
| Distributions | 13 | - | 132,681 | 305,142 | 279,747 | 4,684,989 |
| Earnings per share attributable to equity holder of the Company: | | | | | | |
| Basic | 14 | 1.29 cents | 4.37 cents | 15.16 cents | 12.60 cents | 25.11 cents |
| Diluted | 14 | N/A | N/A | N/A | N/A | N/A |

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

31 December 2004, 2005 and 2006 and 30 November 2007

| | Notes | 31 December 2004 RMB'000 | 31 December 2005 RMB'000 | 31 December 2006 RMB'000 | 30 November 2007 RMB'000 |
|---|---|---|---|---|---|
| NON-CURRENT ASSETS | | | | | |
| Property, plant and equipment | 15 | 10,773,879 | 11,474,280 | 14,166,142 | 14,905,537 |
| Prepaid land lease payments | 16 | 1,342,575 | 1,297,646 | 1,441,246 | 4,551,279 |
| Intangible assets | 17 | 131,314 | 142,099 | 338,850 | 1,010,607 |
| Interests in jointly-controlled entities | 19 | 29,991 | 63,334 | 68,381 | 72,421 |
| Interests in associates | 20 | 152,738 | 343,045 | 365,735 | 235,081 |
| Held-to-maturity investments | 21 | 155,061 | 172,512 | 19,133 | 18,818 |
| Available-for-sale investments | 22 | 339,434 | 456,007 | 537,811 | 866,603 |
| Deferred tax assets | 23 | 4,272,242 | 4,148,411 | 3,928,131 | 3,244,426 |
| Trade and bills receivables | 27 | 911,796 | 1,274,871 | 1,570,812 | 917,185 |
| Prepayments, deposits and other receivables | 28 | 23,787 | 52,905 | 60,785 | 80,550 |
| Total non-current assets | | 18,132,817 | 19,425,110 | 22,497,026 | 25,902,507 |
| CURRENT ASSETS | | | | | |
| Prepaid land lease payments | 16 | 24,444 | 25,838 | 28,823 | 100,096 |
| Inventories | 24 | 4,010,661 | 4,565,903 | 5,994,469 | 7,889,714 |
| Properties under development | | 401,116 | 758,091 | 1,584,627 | 3,665,402 |
| Completed properties held for sale | 25 | 303,451 | 358,142 | 296,404 | 318,867 |
| Construction contracts | 26 | 13,126,531 | 23,172,205 | 28,054,058 | 36,029,555 |
| Trade and bills receivables | 27 | 13,458,411 | 16,189,087 | 22,430,313 | 26,691,973 |
| Prepayments, deposits and other receivables | 28 | 15,741,978 | 18,391,030 | 21,524,630 | 27,328,069 |
| Held-to-maturity investments | 21 | 150,000 | 192,000 | 305,038 | 25,005 |
| Financial assets at fair value through profit or loss | 29 | 325,659 | 98,977 | 65,227 | 110,617 |
| Pledged deposits | 30 | 368,971 | 471,499 | 808,265 | 977,362 |
| Cash and cash equivalents | 30 | 13,600,610 | 16,699,423 | 20,960,846 | 25,769,393 |
| | | 61,511,832 | 80,922,195 | 102,052,700 | 128,906,053 |
| Non-current asset held for sale | 44 | - | - | - | 210,000 |
| Total current assets | | 61,511,832 | 80,922,195 | 102,052,700 | 129,116,053 |
| TOTAL ASSETS | | 79,644,649 | 100,347,305 | 124,549,726 | 155,018,560 |

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

31 December 2004, 2005 and 2006 and 30 November 2007

| | Notes | 31 December 2004 RMB'000 | 31 December 2005 RMB'000 | 31 December 2006 RMB'000 | 30 November 2007 RMB'000 |
|---|---|---|---|---|---|
| CURRENT LIABILITIES | | | | | |
| Trade and bills payables | 31 | 23,496,329 | 29,165,756 | 37,512,875 | 42,235,912 |
| Construction contracts | 26 | 5,995,098 | 8,977,285 | 14,408,867 | 13,959,780 |
| Other payables and accruals | 32 | 25,203,083 | 32,765,585 | 38,048,543 | 57,699,815 |
| Interest-bearing bank and other borrowings | 33 | 7,823,496 | 9,835,288 | 12,514,681 | 19,550,275 |
| Provisions for supplementary pension subsidies and early retirement benefits | 35 | 658,280 | 759,690 | 1,080,490 | 1,077,140 |
| Tax payable | | 231,535 | 293,468 | 374,979 | 1,075,590 |
| Provisions | 37 | - | 6,727 | - | 7,810 |
| Total current liabilities | | 63,407,821 | 81,803,799 | 103,940,435 | 135,606,322 |
| NET CURRENT LIABILITIES | | ( 1,895,989) | ( 881,604) | ( 1,887,735) | ( 6,490,269) |
| TOTAL ASSETS LESS CURRENT LIABILITIES | | 16,236,828 | 18,543,506 | 20,609,291 | 19,412,238 |
| NON-CURRENT LIABILITIES | | | | | |
| Trade and bills payables | 31 | 585,182 | 823,721 | 737,824 | 650,213 |
| Other payables and accruals | 32 | 403,468 | 237,194 | 275,230 | 330,516 |
| Interest-bearing bank and other borrowings | 33 | 1,188,752 | 3,040,426 | 4,725,715 | 6,250,464 |
| Provisions for supplementary pension subsidies and early retirement benefits | 35 | 11,108,550 | 10,855,030 | 10,169,760 | 6,783,750 |
| Deferred tax liabilities | 23 | 530,235 | 564,941 | 636,080 | 167,583 |
| Other long term liabilities | | 174,929 | 203,192 | 168,843 | 108,179 |
| Deferred revenue | 36 | 15,766 | 215,149 | 196,071 | 186,557 |
| Provisions | 37 | 6,957 | 1,301 | 11,999 | - |
| Total non-current liabilities | | 14,013,839 | 15,940,954 | 16,921,522 | 14,477,262 |
| NET ASSETS | | 2,222,989 | 2,602,552 | 3,687,769 | 4,934,976 |

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

31 December 2004, 2005 and 2006 and 30 November 2007

| | Notes | 2004<br>RMB'000 | 31 December<br>2005<br>RMB'000 | 2006<br>RMB'000 | 30 November<br>2007<br>RMB'000 |
|---|---|---|---|---|---|
| EQUITY ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY | | | | | |
| Owner's equity | | 1,603,894 | 1,774,339 | 2,637,393 | - |
| Issued share capital | 38 | - | - | - | 8,000,000 |
| Reserves | 39 (a) | - | - | - | (3,273,432) |
| | | 1,603,894 | 1,774,339 | 2,637,393 | 4,726,568 |
| MINORITY INTERESTS | | 619,095 | 828,213 | 1,050,376 | 208,408 |
| TOTAL EQUITY | | 2,222,989 | 2,602,552 | 3,687,769 | 4,934,976 |


Director


Director

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Three years ended 31 December 2004, 2005 and 2006 and eleven-month period ended 30 November 2007

| | Attributable to equity holder of the Company | | | | | | |
|---|---|---|---|---|---|---|---|
| | Owner's equity RMB'000 | Issued share capital RMB'000 | Capital reserve RMB'000 | Available-for-sale investment revaluation reserve RMB'000 | Total RMB'000 | Minority interests RMB'000 | Total equity RMB'000 |
| As at 1 January 2004 | 1,510,158 | - | - | - | 1,510,158 | 662,951 | 2,173,109 |
| Capital contributions | 46,967 | - | - | - | 46,967 | 18,234 | 65,201 |
| Dividends paid to minority shareholders of subsidiaries | - | - | - | - | - | ( 207,897) | ( 207,897) |
| Transactions between equity holder of the Company and the minority shareholders of certain subsidiaries (note (a)) | ( 56,098) | - | - | - | ( 56,098) | 56,098 | - |
| Profit for the year | 102,867 | - | - | - | 102,867 | 89,709 | 192,576 |
| As at 31 December 2004 and 1 January 2005 | 1,603,894 | - | - | - | 1,603,894 | 619,095 | 2,222,989 |
| Capital contributions | - | - | - | - | - | 99,319 | 99,319 |
| Distributions (note 13) | ( 132,681) | - | - | - | ( 132,681) | - | ( 132,681) |
| Dividends paid to minority shareholders of subsidiaries | - | - | - | - | - | ( 112,956) | ( 112,956) |
| Transactions between equity holder of the Company and the minority shareholders of certain subsidiaries (note (a)) | ( 46,213) | - | - | - | ( 46,213) | 46,213 | - |
| Profit for the year | 349,339 | - | - | - | 349,339 | 176,542 | 525,881 |
| As at 31 December 2005 and 1 January 2006 | 1,774,339 | - | - | - | 1,774,339 | 828,213 | 2,602,552 |
| Capital contributions | - | - | - | - | - | 48,560 | 48,560 |
| Distributions (note 13) | ( 305,142) | - | - | - | ( 305,142) | - | ( 305,142) |
| Dividends paid to minority shareholders of subsidiaries | - | - | - | - | - | ( 160,159) | ( 160,159) |
| Transactions between equity holder of the Company and the minority shareholders of certain subsidiaries (note (a)) | ( 44,754) | - | - | - | ( 44,754) | 44,754 | - |
| Profit for the year | 1,212,950 | - | - | - | 1,212,950 | 289,008 | 1,501,958 |
| As at 31 December 2006 and 1 January 2007 | 2,637,393 | - | - | - | 2,637,393 | 1,050,376 | 3,687,769 |
| Capital contributions | - | - | - | - | - | 83,473 | 83,473 |
| Distributions (note 13) | ( 701,455) | - | - | - | ( 701,455) | - | ( 701,455) |
| Other distribution (note 13) | (2,252,651) | - | - | - | (2,252,651) | - | (2,252,651) |
| Dividends paid to minority shareholders of subsidiaries | - | - | - | - | - | ( 253,468) | ( 253,468) |
| Changes in fair values of available-for-sale investments (note 22) | - | - | - | 247,637 | 247,637 | - | 247,637 |
| Deferred tax liabilities arising from changes in fair values of available-for-sale investments (note 23) | - | - | - | ( 21,522) | ( 21,522) | - | ( 21,522) |
| Acquisition of minority interests (note (b)) | ( 1,937,993) | - | - | - | ( 1,937,993) | ( 717,672) | (2,655,665) |
| Distributions pursuant to the Restructuring (note 13): | | | | | | | |
| (i) Property, plant and equipment (note 15) | (1,111,263) | - | - | - | (1,111,263) | - | (1,111,263) |
| (ii) Prepaid land lease payments (note 16) | ( 229,087) | - | - | - | ( 229,087) | - | ( 229,087) |
| (iii) Provision for supplementary pension subsidies (note 35) | 2,880,020 | - | - | - | 2,880,020 | - | 2,880,020 |
| (iv) Deferred tax assets arising from provision for supplementary pension subsidies (note 23) | ( 846,670) | - | - | - | ( 846,670) | - | ( 846,670) |
| (v) Special distribution (note (d)) | ( 2,423,883) | - | - | - | ( 2,423,883) | - | ( 2,423,883) |
| Capital contribution of prepaid land lease payments (note (e)) | 3,074,967 | - | - | - | 3,074,967 | - | 3,074,967 |
| Capital contribution of cash | 2,400,000 | - | - | - | 2,400,000 | - | 2,400,000 |
| Deferred tax assets on revaluation surplus arising from the Restructuring (note 23) | 1,002,420 | - | - | - | 1,002,420 | 48,883 | 1,051,303 |
| Profit/(loss) for the period | 2,008,655 | - | - | - | 2,008,655 | ( 3,184) | 2,005,471 |
| Capitalisation upon the Restructuring (note (c)) | (4,500,453) | 8,000,000 | ( 3,499,547) | - | - | - | - |
| As at 30 November 2007 | - | 8,000,000 | (3,499,547) | 226,115 | 4,726,568 | 208,408 | 4,934,976 |

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

Three years ended 31 December 2004, 2005 and 2006 and eleven-month period ended 30 November 2007

| | Attributable to equity holder of the Company | | | | | | |
|---|---|---|---|---|---|---|---|
| | Owner's equity RMB'000 | Issued share capital RMB'000 | Capital reserve RMB'000 | Available-for-sale investment revaluation reserve RMB'000 | Total RMB'000 | Minority interests RMB'000 | Total equity RMB'000 |
| As at 1 January 2006 | 1,774,339 | - | - | - | 1,774,339 | 828,213 | 2,602,552 |
| Capital contributions (unaudited) | - | - | - | - | - | 28,300 | 28,300 |
| Distributions (unaudited) (note 13) | ( 279,747) | - | - | - | ( 279,747) | - | ( 279,747) |
| Dividends paid to minority shareholders of subsidiaries (unaudited) | - | - | - | - | - | ( 144,366) | ( 144,366) |
| Transactions between equity holder of the Company and the minority shareholders of certain subsidiaries (unaudited) (note (a)) | ( 55,020) | - | - | - | ( 55,020) | 55,020 | - |
| Profit for the period (unaudited) | 1,007,686 | - | - | - | 1,007,686 | 225,686 | 1,233,372 |
| As at 30 November 2006 (unaudited) | 2,447,258 | - | - | - | 2,447,258 | 992,853 | 3,440,111 |

Notes:

(a) According to the financial statements prepared in accordance with the International Financial Reporting Standards ("IFRSs") promulgated by the International Accounting Standards Board ("IASB"), certain subsidiaries of the Company had deficiency in net asset positions as at 1 January 2004, 31 December 2004 and 31 December 2005 and as such, the equity of these subsidiaries attributable to minority interests was reduced to zero. However, according to their statutory financial statements prepared in accordance with the relevant accounting principles and financial regulations applicable to enterprises in the People's Republic of China (the "PRC" or "Mainland China", which excludes for the purpose of these financial statements, the Hong Kong Special Administrative Region of the PRC or Hong Kong, the Macau Special Administrative Region of the PRC or Macau, and Taiwan) (the "Previous PRC GAAP"), the aforesaid subsidiaries had positive net asset positions as at 1 January 2004, 31 December 2004 and 31 December 2005 and based on their statutory financial statements, they had paid dividends to their respective shareholders, including minority shareholders, in early 2004, 2005 and 2006. For the presentation of these financial statements, the aforesaid dividends paid to minority shareholders in early 2004, 2005 and 2006 have been accounted for as transactions between the equity holder of the Company and the minority shareholders of the aforesaid subsidiaries.

(b) The minority interests in certain subsidiaries were held by employees through Employees Share Ownership Committees. During the eleven-month period ended 30 November 2007, the Group entered into purchase agreements and supplementary purchase agreements with the respective Employees Share Ownership Committees to acquire the minority interests. Based on the purchase agreements and supplementary purchase agreements, it was agreed that the minority interests and the associated risks and rewards, including the profits/(losses) generated by the subsidiaries, would be transferred to the Group with effect from 31 December 2006. The acquisition of minority interests is accounted for using the entity concept method whereby the difference between the consideration paid and the book value of the share of the net assets acquired is recorded in equity. The acquisition was completed during the eleven-month period ended 30 November 2007.

(c) As further described in note 2 below, the consolidated income statements, consolidated balance sheets and consolidated cash flow statements of the Group have been prepared as if the Group had been in existence throughout the three years ended 31 December 2004, 2005 and 2006, and the eleven-month period ended 30 November 2007 (the "Relevant Periods"). Upon the incorporation of the Company on 5 November 2007, together with certain prepaid land lease payments described in note (e) below, the historical net carrying amount of the assets and liabilities transferred to the Company was converted into the Company's share capital of RMB8,000 million, equivalent to 8,000 million shares of RMB1.00 each, with all the then existing reserves eliminated and the resulting difference dealt with in the capital reserve. Accordingly, the capital reserve, being the difference between the amount of share capital issued and the historical net carrying amount of the assets and liabilities, together with certain prepaid land lease payments described in note (e) below, transferred to the Company upon incorporation, were presented in the reserves of the Group. Separate classes of reserves, including retained profits prior to the incorporation of the Company, were not separately disclosed as all of these reserves (save for the amounts as disclosed in note (d) below) had been capitalised and incorporated in the capital reserve of the Group pursuant to a group restructuring (the "Restructuring") of China Railway Construction Corporation ("CRCCG", the ultimate holding company of the Company), a state-owned enterprise in the PRC. Pursuant to the Restructuring, the Company became the holding company of the Group. Details of the Restructuring are set out in note 1 below.

(d) In accordance with the notice (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulation Relating to Corporate Restructuring of Enterprises and Related Management of State-owned Capital and Financial Treatment" issued by the Ministry of Finance (the "MOF") of the PRC (the English name of the notice is a direct translation of the Chinese name), which became effective from 27 August 2002, and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CRCCG, which represents an amount equal to the net profit attributable to the equity holder of the Company, as determined based on the audited consolidated financial statements prepared in accordance with the Accounting Standards for Business Enterprises issued by the MOF in 2006, and other related regulations issued by the MOF (collectively the "New PRC GAAP"), generated during the period from 31 December 2006 (date of the Restructuring) to 30 November 2007 by the businesses and operations contributed to the Group by CRCCG (see note 13), after giving effect to relevant necessary adjustments.

(e) Upon incorporation of the Company, CRCCG effected the injection of certain prepaid land lease payments in an aggregate amount of approximately RMB3,075 million to the Company which forms part of the Company's paid-up capital of RMB8,000 million.

(f) Subsequent to the public listing of the Company's H Shares, in accordance with the relevant PRC regulations and the Articles of Association of the Company, retained profits available for distribution by the Company will be the lower of the amount determined in accordance with the New PRC GAAP and the amount determined in accordance with IFRSs.

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

Three years ended 31 December 2004, 2005 and 2006 and eleven-month period ended 30 November 2007

| | Notes | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|---|
| | | 2004 RMB'000 | 2005 RMB'000 | 2006 RMB'000 | 2006 RMB'000 (unaudited) | 2007 RMB'000 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | | | |
| Profit before tax | | 371,897 | 935,388 | 2,098,247 | 1,733,040 | 3,417,031 |
| Adjustments for: | | | | | | |
| Finance costs | 8 | 416,216 | 782,795 | 909,326 | 826,659 | 1,077,471 |
| Foreign exchange differences, net | 7 | 21,567 | ( 87,419) | 58,491 | 49,379 | 82,887 |
| Finance revenue | 8 | ( 280,745) | ( 384,032) | ( 546,587) | ( 493,702) | ( 537,798) |
| Share of profits of jointly-controlled entities | | ( 49,622) | ( 34,122) | ( 25,535) | ( 22,963) | ( 12,859) |
| Share of losses/(profits) of associates | | ( 396) | ( 25,086) | 2,888 | 890 | ( 2,285) |
| Depreciation | 15 | 1,733,109 | 1,938,879 | 2,364,172 | 2,167,783 | 2,928,924 |
| Amortisation of prepaid land lease payments | 16 | 24,571 | 26,290 | 25,857 | 23,610 | 34,864 |
| Amortisation of intangible assets | 17 | 2,459 | 8,855 | 16,461 | 14,911 | 21,096 |
| Impairment/(reversal of impairment) of property, plant and equipment | 15 | ( 124,745) | 32,464 | 91,265 | 90,525 | 1,016 |
| Impairment of prepaid land lease payments | 16 | - | - | 15,294 | 15,294 | - |
| Impairment of intangible assets | 17 | - | - | - | - | 508 |
| Impairment/(reversal of impairment) of held-to-maturity investments | 21 | 1,458 | ( 958) | - | - | - |
| Impairment of available-for-sale investments | 22 | 4,345 | 758 | 951 | 951 | - |
| Impairment of trade and bills receivables | 27 | 98,504 | 67,622 | 79,016 | 74,516 | 16,866 |
| Impairment/(reversal of impairment) of other receivables | 28 | 2,093 | 41,337 | 42,614 | 42,515 | ( 8,146) |
| Write-down of inventories to net realisable value | 7 | 1,697 | 8,359 | 22,834 | 18,550 | 178 |
| Provision for completed properties held for sale | 7 | 1,596 | 6,044 | 4,716 | 4,716 | - |
| Provision for foreseeable losses on construction contracts | 7 | 606,791 | 513,054 | 133,162 | 123,750 | 134,942 |
| Loss/(gain) on disposal of property, plant and equipment, net | 7 | ( 12,918) | ( 14,251) | 28,307 | 17,694 | ( 912) |
| Fair value losses/(gains), net, on financial assets at fair value through profit or loss | 7 | 17,319 | ( 11,467) | ( 51,384) | ( 38,303) | ( 84,456) |
| Loss/(gain) on disposal of available-for-sale investments | 7 | ( 15,356) | 6,025 | ( 6,127) | ( 1,726) | ( 9,061) |
| Gain on disposal of a subsidiary | 6 | - | - | - | - | ( 315,791) |
| Recognition of deferred revenue | 6 | ( 2,078) | ( 3,119) | ( 7,078) | ( 6,896) | ( 16,514) |
| | | 2,817,762 | 3,807,416 | 5,256,890 | 4,641,193 | 6,727,961 |

CONSOLIDATED CASH FLOW STATEMENTS (continued)

Three years ended 31 December 2004, 2005 and 2006 and eleven-month period ended 30 November 2007

| | | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|---|
| | | 2004 | 2005 | 2006 | 2006 | 2007 |
| | Notes | RMB'000 | RMB'000 | RMB'000 | RMB'000 (unaudited) | RMB'000 |
| CASH FLOWS FROM OPERATING ACTIVITIES (continued) | | 2,817,762 | 3,807,416 | 5,256,890 | 4,641,193 | 6,727,961 |
| Increase in inventories | | ( 324,798) | ( 563,601) | (1,451,400) | ( 2,034,604) | ( 1,895,423) |
| Increase in completed properties held for sale and properties under development | | ( 706,164) | ( 415,261) | ( 766,280) | ( 856,111) | ( 2,036,851) |
| Decrease/(increase) in construction contracts | | ( 3,053,769) | (7,514,973) | 551,242 | ( 8,372,264) | ( 8,487,622) |
| Increase in trade and bills receivables | | ( 1,636,209) | (3,161,373) | (6,616,183) | ( 5,131,435) | ( 3,450,543) |
| Increase in prepayments, deposits and other receivables | | ( 3,768,923) | (2,134,891) | (2,820,184) | ( 6,711,211) | ( 6,967,376) |
| Increase in trade and bills payables | | 7,054,857 | 7,096,183 | 7,557,207 | 6,241,435 | 5,807,104 |
| Increase in other payables and accruals | | 2,753,371 | 7,774,995 | 5,243,864 | 17,263,873 | 17,216,188 |
| Increase/(decrease) in provisions | | - | 1,071 | 3,971 | 4,275 | ( 4,189) |
| Decrease in provisions for supplementary pension subsidies and early retirement benefits | | ( 138,190) | ( 152,110) | ( 364,470) | ( 551,460) | ( 509,340) |
| Increase/(decrease) in other long term liabilities | | ( 61,546) | 28,263 | ( 34,349) | ( 51,166) | ( 60,664) |
| Cash generated from operations | | 2,936,391 | 4,765,719 | 6,560,308 | 4,442,525 | 6,339,245 |
| Income taxes paid | | ( 92,936) | ( 189,037) | ( 223,359) | ( 196,109) | ( 312,630) |
| Net cash inflow from operating activities | | 2,843,455 | 4,576,682 | 6,336,949 | 4,246,416 | 6,026,615 |

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

CONSOLIDATED CASH FLOW STATEMENTS (continued)

Three years ended 31 December 2004, 2005 and 2006 and eleven-month period ended 30 November 2007

| | | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|---|
| | | 2004 | 2005 | 2006 | 2006 | 2007 |
| | Notes | RMB'000 | RMB'000 | RMB'000 | RMB'000 (unaudited) | RMB'000 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | | | | |
| Purchases of property, plant and equipment | | (2,814,598) | (4,569,660) | (5,260,338) | (3,441,789) | ( 7,158,467) |
| Additions to prepaid land lease payments | | ( 97,696) | ( 66,092) | ( 112,238) | ( 55,771) | ( 421,809) |
| Additions to intangible assets | | ( 118,429) | ( 20,289) | ( 209,005) | ( 170,867) | ( 642,693) |
| Proceeds from disposal of property, plant and equipment | | 644,445 | 797,673 | 970,699 | 666,877 | 902,680 |
| Proceeds from disposal of prepaid land lease payments | | 37,456 | 83,337 | 27,635 | 27,216 | 57,221 |
| Proceeds from disposal of intangible assets | | 7 | 649 | 1,405 | 1,143 | 11,329 |
| Capital contributions to jointly-controlled entities | | - | - | ( 4,900) | ( 4,900) | ( 4,000) |
| Capital contributions to associates | | ( 86,700) | ( 177,866) | ( 29,298) | ( 28,725) | ( 89,781) |
| Purchases of held-to-maturity investments | | ( 61,524) | ( 186,789) | ( 14,214) | ( 12,324) | - |
| Purchases of available-for-sale investments | | ( 29,746) | ( 136,712) | ( 85,272) | ( 72,315) | ( 84,937) |
| Purchases of financial assets at fair value through profit or loss | | ( 210,178) | ( 38,356) | ( 20,857) | ( 2,052) | ( 8,895) |
| Purchases of minority interests | | - | - | - | - | ( 2,370,382) |
| Disposal of a subsidiary | 40 (a) | - | - | - | - | 117,228 |
| Proceeds from disposal of associates | | - | 6,047 | 1,268 | 1,268 | - |
| Proceeds from disposal of held-to-maturity investments | | 4,173 | 138,296 | 54,555 | 20,065 | 140,433 |
| Proceeds from disposal of available-for-sale investments | | 27,555 | 29,812 | 12,400 | 2,350 | 11,390 |
| Proceeds from disposal of financial assets at fair value through profit or loss | | 52,713 | 267,669 | 105,991 | 87,603 | 47,961 |
| Dividends received | | 18,182 | 7,977 | 26,552 | 26,552 | 43,224 |
| Increase in balances with the ultimate holding company, net | | ( 322,821) | ( 585,458) | ( 346,285) | ( 343,149) | ( 1,050,280) |
| Decrease/(increase) in pledged deposits | | 416,102 | ( 102,528) | ( 336,766) | ( 130,224) | ( 169,097) |
| Decrease/(increase) in non-pledged time deposits with original maturity of three months or more when acquired | | ( 751,113) | ( 550,582) | ( 112,376) | 44,501 | 447,853 |
| Interest received | | 283,804 | 371,035 | 522,046 | 458,680 | 488,322 |
| Net cash outflow from investing activities | | (3,008,368) | (4,731,837) | (4,808,998) | (2,925,861) | ( 9,732,700) |

CONSOLIDATED CASH FLOW STATEMENTS (continued)

Three years ended 31 December 2004, 2005 and 2006 and eleven-month period ended 30 November 2007

| | | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|---|
| | | 2004 | 2005 | 2006 | 2006 | 2007 |
| | Notes | RMB'000 | RMB'000 | RMB'000 | RMB'000 (unaudited) | RMB'000 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | | | | |
| Capital contributions from the equity holder of the Company | | 46,967 | - | - | - | 2,400,000 |
| New bank and other borrowings | | 8,575,789 | 13,581,666 | 16,427,031 | 14,805,894 | 24,552,100 |
| Repayment of bank and other borrowings | | (7,078,911) | (9,718,200) | (12,206,865) | (10,079,503) | (15,609,277) |
| Distributions to the equity holder of the Company | | - | ( 132,681) | ( 305,142) | ( 279,747) | ( 701,455) |
| Dividends paid to minority shareholders | | ( 207,897) | ( 112,956) | ( 160,159) | ( 144,366) | ( 253,468) |
| Interest paid | | ( 462,728) | ( 896,088) | ( 1,082,857) | ( 915,307) | ( 1,386,102) |
| Net cash inflow from financing activities | | 873,220 | 2,721,741 | 2,672,008 | 3,386,971 | 9,001,798 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 708,307 | 2,566,586 | 4,199,959 | 4,707,526 | 5,295,713 |
| Cash and cash equivalents at beginning of the year/period | | 10,968,138 | 11,676,357 | 14,224,588 | 14,224,588 | 18,373,635 |
| Effect of foreign exchange rate changes, net | | ( 88) | ( 18,355) | ( 50,912) | ( 41,516) | ( 39,313) |
| CASH AND CASH EQUIVALENTS AT END OF THE YEAR/PERIOD | 30 | 11,676,357 | 14,224,588 | 18,373,635 | 18,890,598 | 23,630,035 |

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

BALANCE SHEET

30 November 2007

| | Notes | RMB'000 |
|---|---|---|
| NON-CURRENT ASSETS | | |
| Property, plant and equipment | 15 | 35,500 |
| Investments in subsidiaries | 18 | 11,939,492 |
| Interests in jointly-controlled entities | 19 | 62,580 |
| Available-for-sale investments | 22 | 235,896 |
| Deferred tax assets | 23 | 12,448 |
| Total non-current assets | | 12,285,916 |
| CURRENT ASSETS | | |
| Inventories | 24 | 1,251 |
| Construction contracts | 26 | 1,537,182 |
| Trade receivables | 27 | 8,225 |
| Prepayments, deposits and other receivables | 28 | 5,486,137 |
| Financial assets at fair value through profit or loss | 29 | 109,284 |
| Cash and cash equivalents | 30 | 3,316,661 |
| Total current assets | | 10,458,740 |
| CURRENT LIABILITIES | | |
| Trade payables | 31 | 86,246 |
| Other payables and accruals | 32 | 5,227,854 |
| Interest-bearing bank and other borrowings | 33 | 5,373,984 |
| Provision for early retirement benefits | 35 | 6,500 |
| Total current liabilities | | 10,694,584 |
| NET CURRENT LIABILITIES | | ( 235,844) |
| TOTAL ASSETS LESS CURRENT LIABILITIES | | 12,050,072 |
| NON-CURRENT LIABILITIES | | |
| Other payables and accruals | 32 | 458,278 |
| Interest-bearing bank and other borrowings | 33 | 2,020,801 |
| Provision for early retirement benefits | 35 | 36,880 |
| Deferred tax liabilities | 23 | 9,077 |
| Total non-current liabilities | | 2,525,036 |
| NET ASSETS | | 9,525,036 |

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

BALANCE SHEET (continued)

30 November 2007

| | Notes | RMB'000 |
|---|---|---|
| EQUITY | | |
| Issued share capital | 38 | 8,000,000 |
| Reserves | 39 (b) | 1,525,036 |
| TOTAL EQUITY | | 9,525,036 |

Director

Director

## 1. RESTRUCTURING

China Railway Construction Corporation Limited (the "Company") was incorporated in the PRC on 5 November 2007 as a joint stock company with limited liability as part of the restructuring of CRCCG in preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong Limited ("The Hong Kong Stock Exchange") and The Shanghai Stock Exchange.

In consideration for CRCCG transferring the Core Operations (see definition below) to the Company upon its incorporation on 5 November 2007, the Company issued 8,000 million ordinary shares to CRCCG. The ordinary shares issued to CRCCG have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company upon its incorporation. CRCCG is the ultimate holding company of the Company.

The registered office of the Company is located at East, No. 40 Fuxing Road, Haidian District, Beijing, the PRC.

Prior to the incorporation of the Company, the construction operations, survey, design and consultancy operations, manufacturing operations and other business operations were carried out by various companies owned or controlled by CRCCG (the "Predecessor Operations"). Pursuant to the Restructuring, the Core Operations (see definition below) were transferred to the Company upon its incorporation.

Core Operations

In connection with the Restructuring, the principal operations and businesses of CRCCG (the "Core Operations") were transferred to the Company which includes:

(a) all of the core assets and liabilities relating to the construction operations;

(b) all of the core assets and liabilities relating to the survey, design and consultancy operations;

(c) all of the core assets and liabilities relating to the large trade maintenance machinery and railway track components manufacturing;

(d) other businesses, including certain real estate development and logistics operations;

(e) contractual rights and obligations relating to the businesses, assets and liabilities transferred to the Company;

(f) employees associated with the businesses transferred to the Company;

(g) qualifications, licenses and approvals related to the businesses transferred to the Company; and

(h) business and financial records, books and data and technological data and know-how related to the businesses transferred to the Company.

1. RESTRUCTURING (continued)

Retained Operations

In connection with the Restructuring, the following assets and liabilities (the "Retained Operations") were not transferred to the Company upon its incorporation and were retained by CRCCG:

(a) certain operating assets and liabilities historically associated with the Predecessor Operations, which included certain buildings and prepaid land lease payments that do not have perfected titles and ownership certificates and supplementary defined benefits of retirees which were integral to the Predecessor Operations;

(b) equity interests in certain companies not strategically complementary to the Group's businesses;

(c) equity interests in the project companies of certain retained Build-Operate-Transfer ("BOT") projects (the "Retained BOT Projects"); and

(d) ancillary facilities including hospitals, nurseries, etc.

1. RESTRUCTURING (continued)

Entities within the Group

As at the date of these financial statements, the Company had interests in the following principal subsidiaries, jointly-controlled entities and associates, all of which are private companies:

| Company name | Place and date of incorporation/ registration | Issued and fully paid-up/ registered capital '000 | Percentage of equity interest attributable to the Company Direct | Indirect | Principal activities |
|---|---|---|---|---|---|
| Subsidiaries | | | | | |
| 中國土木工程集團有限公司 China Civil Engineering Construction Ltd. | The PRC 1 June 1979 | RMB610,000 | 100 | - | Construction |
| 中鐵十一局集團有限公司 China Railway 11th Bureau Group Co., Ltd. | The PRC 1 August 2001 | RMB500,000 | 100 | - | Construction |
| 中鐵十二局集團有限公司 China Railway 12th Bureau Group Co., Ltd. | The PRC 12 May 1986 | RMB460,680 | 100 | - | Construction |
| 中鐵十三局集團有限公司 China Railway 13th Bureau Group Co., Ltd. | The PRC 6 June 2001 | RMB444,811 | 100 | - | Construction |
| 中鐵十四局集團有限公司 China Railway 14th Bureau Group Co., Ltd. | The PRC 12 October 1986 | RMB510,000 | 100 | - | Construction |
| 中鐵十五局集團有限公司 China Railway 15th Bureau Group Co., Ltd. | The PRC 2 April 2001 | RMB517,210 | 100 | - | Construction |
| 中鐵十六局集團有限公司 China Railway 16th Bureau Group Co., Ltd. | The PRC 1 August 1995 | RMB468,300 | 100 | - | Construction |
| 中鐵十七局集團有限公司 China Railway 17th Bureau Group Co., Ltd. | The PRC 2 February 1985 | RMB444,210 | 100 | - | Construction |
| 中鐵十八局集團有限公司 China Railway 18th Bureau Group Co., Ltd. | The PRC 18 April 2001 | RMB530,000 | 100 | - | Construction |
| 中鐵十九局集團有限公司 China Railway 19th Bureau Group Co., Ltd. | The PRC 26 December 2001 | RMB495,460 | 100 | - | Construction |
| 中鐵二十局集團有限公司 China Railway 20th Bureau Group Co., Ltd. | The PRC 1 December 1993 | RMB510,000 | 100 | - | Construction |

1. RESTRUCTURING (continued)

| Company name | Place and date of incorporation/ registration | Issued and fully paid-up/ registered capital '000 | Percentage of equity interest attributable to the Company Direct | Indirect | Principal activities |
|---|---|---|---|---|---|
| Subsidiaries (continued) | | | | | |
| 中鐵二十一局集團有限公司 China Railway 21st Bureau Group Co., Ltd. | The PRC 16 March 2004 | RMB350,000 | 100 | - | Construction |
| 中鐵二十二局集團有限公司 China Railway 22nd Bureau Group Co., Ltd. | The PRC 3 March 2004 | RMB326,000 | 100 | - | Construction |
| 中鐵二十三局集團有限公司 China Railway 23rd Bureau Group Co., Ltd. | The PRC 11 June 2002 | RMB300,000 | 100 | - | Construction |
| 中鐵二十四局集團有限公司 China Railway 24th Bureau Group Co., Ltd. | The PRC 4 March 2004 | RMB353,244 | 100 | - | Construction |
| 中鐵二十五局集團有限公司 China Railway 25th Bureau Group Co., Ltd. | The PRC 14 March 2004 | RMB310,720 | 100 | - | Construction |
| 中鐵建設集團有限公司 China Railway Construction Group Ltd. | The PRC 1 August 1979 | RMB300,000 | 100 | - | Construction |
| 中鐵建電氣化局集團有限公司 China Railway Electrification Bureau (Group) Co., Ltd. | The PRC 1 December 2005 | RMB110,000 | 100 | - | Construction |
| 中鐵房地產集團有限公司 China Railway Real Estate Group Co., Ltd. | The PRC 20 April 2007 | RMB500,000 | 40 | 60 | Real estate development |
| 中鐵第一勘察設計院集團有限公司 China Railway First Survey and Design Institute Group Co., Ltd. | The PRC 31 December 1992 | RMB150,000 | 100 | - | Survey, design and consultancy |
| 中鐵第四勘察設計院集團有限公司 China Railway Fourth Survey and Design Institute Group Co., Ltd. | The PRC 28 May 2001 | RMB150,000 | 100 | - | Survey, design and consultancy |
| 中鐵第五勘察設計院集團有限公司 China Railway Fifth Survey and Design Institute Group Co., Ltd. | The PRC 28 December 2001 | RMB105,000 | 100 | - | Survey, design and consultancy |

## 1. RESTRUCTURING (continued)

| Company name | Place and date of incorporation/ registration | Issued and fully paid-up/ registered capital '000 | Percentage of equity interest attributable to the Company Direct | Indirect | Principal activities |
|---|---|---|---|---|---|
| Subsidiaries (continued) | | | | | |
| 中鐵上海設計院集團有限公司 China Railway Shanghai Design Institute Group Co., Ltd. | The PRC 10 December 1992 | RMB80,000 | 100 | - | Survey, design and consultancy |
| 中鐵物資集團有限公司 China Railway Goods and Materials Co., Ltd. | The PRC 4 June 1992 | RMB81,296 | 100 | - | Trading of construction materials |
| 昆明中鐵大型養路機械集團有限公司 China Railway Large Track Maintenance Machinery Co., Ltd Kunming | The PRC 29 August 1992 | RMB187,984 | 100 | - | Manufacturing of large track maintenance machinery |
| 中鐵軌道系統集團有限公司 China Railway Rail System Group Co., Ltd. | The PRC 23 November 2006 | RMB300,000 | 51 | 49 | Manufacturing of railway track systems |
| 北京鐵城建設監理有限責任公司 Beijing Tiecheng Construction Supervision Co., Ltd. | The PRC 11 November 1998 | RMB1,001 | 80.02 | 19.98 | Construction management and supervision |
| 中國鐵道建設(香港)有限公司 China Railway Construction (HK) Limited | Hong Kong 19 November 2005 | HK$6,000 | 100 | - | Construction management |
| Jointly-controlled entities | | | | | |
| HK ACE Joint Venture | Hong Kong 2 June 1999 | HK$26,538 | 25 | - | Construction |
| 新華錦集團青島錦源房地產開發有限公司 Xinhuajin Group Qingdao Jinyuan Property Development Limited | The PRC 27 February 2003 | RMB10,000 | - | 49 | Real estate development |

1. RESTRUCTURING (continued)

| Company name | Place and date of incorporation/ registration | Issued and fully paid-up/ registered capital '000 | Percentage of equity interest attributable to the Company | | Principal activities |
|---|---|---|---|---|---|
| | | | Direct | Indirect | |
| Associates | | | | | |
| 蛇口興華實業股份有限公司 Shekou Xinhua Holdings Limited | The PRC 19 November 1983 | RMB46,377 | - | 33 | Real estate development |
| 內蒙古呼准鐵路有限公司 Inner Mongolia Huzhun Railways Limited | The PRC 26 February 2003 | RMB600,000 | - | 35 | Railway construction |

The English names of certain companies above represent the best efforts by the management of the Company in directly translating the Chinese names of these companies as no English names have been registered.

The above table lists the subsidiaries, jointly-controlled entities and associates of the Group which, in the opinion of the directors of the Company (the "Directors"), principally affected the results for the Relevant Periods or formed a substantial portion of the net assets of the Group as at 30 November 2007. To give details of other subsidiaries, jointly-controlled entities and associates would, in the opinion of the Directors, result in particulars of excessive length.

Except for HK ACE Joint Venture, which is an unincorporated joint venture, all the above companies are limited liability companies.

## 2. BASIS OF PRESENTATION AND PREPARATION

(a) As discussed in note 1 above, prior to the incorporation of the Company, all the Core Operations were controlled and owned by CRCCG. Upon the incorporation of the Company on 5 November 2007, all the Core Operations were transferred to the Company. As there is no change in the ultimate controlling shareholder of the Core Operations, the Restructuring has been accounted for as a combination of business under common control in a manner similar to a pooling-of-interests. As a result, the accompanying consolidated balance sheets have been prepared to present the Group's assets and liabilities as if the Restructuring had been completed as at the beginning of the Relevant Periods. The accompanying consolidated income statements and consolidated cash flow statements include the Group's results of operations and cash flows as if the Core Operations had been transferred to the Group at the beginning of the Relevant Periods.

These financial statements include the operating results and financial position of the Retained Operations that were historically associated with the Predecessor Operations (see (b) below) but excludes those that were not strategically complementary to the Group's businesses (see (c) below) and those of the project companies of the Retained BOT Projects (see (d) below). Although the Retained Operations were not transferred to the Company, those associated with the Predecessor Operations have been included in these financial statements according to the details set out in the agreement for the Restructuring entered into by the Company with CRCCG (the "Restructuring Agreement") because the Directors considered that the historical financial information should reflect all of the Group's costs of doing businesses, and include all relevant activities that have been part of the history of the Group's businesses and operations.

In evaluating whether these financial statements prior to the Restructuring fairly presents the history of the Group's businesses, the Directors considered, among others, the following:

(i) whether the Retained Operations were in dissimilar businesses;
(ii) whether the Retained Operations were and would be operated autonomously both before and after the Restructuring; and
(iii) whether the Retained Operations had no more than incidental common facilities and costs.

(b) Certain operating assets and liabilities historically associated with the Predecessor Operations include certain buildings and prepaid land lease payments that do not have perfected titles and ownership certificates and supplementary defined benefits of retirees which were integral to the Predecessor Operations before the Restructuring. The tables below reflect the impact on the consolidated financial position and consolidated results of operations of these operating assets and liabilities that have been included in the consolidated financial statements:

2. BASIS OF PRESENTATION AND PREPARATION (continued)

(b) (continued)

(i) Impact on consolidated financial position

Group

| | 31 December | | | 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Buildings | 1,244,534 | 1,196,072 | 1,147,610 | - |
| Prepaid land lease payements | 242,655 | 237,721 | 232,787 | - |
| Provision for supplementary pension subsidies | ( 3,010,250) | ( 2,960,150) | ( 2,880,020) | - |
| Deferred tax assets arising from provision for supplementary pension subsidies | 890,337 | 874,968 | 846,670 | - |
| | ( 632,724) | ( 651,389) | ( 652,953) | - |

(ii) Impact on consolidated results of operations

Group

| | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 (unaudited) | RMB'000 |
| Depreciation of buildings | 48,462 | 48,462 | 48,462 | 44,424 | 36,347 |
| Amortisation of prepaid land lease payments | 4,934 | 4,934 | 4,934 | 4,523 | 3,700 |
| Employee compensation costs | 104,440 | 123,730 | 101,520 | 93,060 | - |
| Deferred tax arising from provision for supplementary pension subsidies | 15,433 | 15,369 | 28,298 | 25,940 | - |

Pursuant to the Restructuring, these operating assets and liabilities historically associated with the Predecessor Operations as mentioned above were retained by CRCCG by way of distributions to CRCCG. These operating assets and liabilities were not injected into the Company upon the incorporation of the Company on 5 November 2007.

2. BASIS OF PRESENTATION AND PREPARATION (continued)

(c) The financial information of equity interests in certain companies not strategically complementary to the Group's businesses and ancillary facilities, including hospitals and nurseries, has not been included in these financial statements throughout the Relevant Periods as they had distinct and separate management personnel, maintained separate accounting records as if they were autonomous and they were in dissimilar businesses and operations as compared with the Core Operations.

(d) The financial information of equity interests in the project companies of the Retained BOT Projects has not been included in these financial statements throughout the Relevant Periods as the Retained BOT Projects were considered to be inappropriate to be included in the Group by the Directors for reasons of the transfer of CRCCG's equity interests therein requiring approval of the contracted government authorities and subjecting to the pre-emptive rights of the joint venture partners to the respective concession agreements.

(e) These financial statements have been prepared in accordance with IFRSs, which comprise standards and interpretations approved by the IASB, and International Accounting Standards ("IASs") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect, except for the following standards that are relevant to the Group's operations and have been early adopted as at 1 January 2004:

| | |
|---|---|
| IFRS 1 | First-Time Adoption of International Financial Reporting Standards |
| IFRS 3 | Business Combinations |
| IFRS 5 | Non-current Assets Held for Sale and Discontinued Operations |
| IFRS 7 | Financial Instruments: Disclosures |
| IAS 1 | Presentation of Financial Statements |
| IAS 1 Amendment | Capital Disclosures |
| IAS 2 | Inventories |
| IAS 7 | Cash Flow Statements |
| IAS 8 | Accounting Policies, Changes in Accounting Estimates and Errors |
| IAS 10 | Events after the Balance Sheet Date |
| IAS 11 | Construction Contracts |
| IAS 12 | Income Taxes |
| IAS 14 | Segment Reporting |
| IAS 16 | Property, Plant and Equipment |
| IAS 17 | Leases |
| IAS 18 | Revenue |
| IAS 19 | Employee Benefits |
| IAS 20 | Accounting for Government Grants and Disclosure of Government Assistance |

2. BASIS OF PRESENTATION AND PREPARATION (continued)

(e) (continued)

| | |
|---|---|
| IAS 21 | The Effects of Changes in Foreign Exchange Rates |
| IAS 23 | Borrowing Costs |
| IAS 24 | Related Party Disclosures |
| IAS 27 | Consolidated and Separate Financial Statements |
| IAS 28 | Investments in Associates |
| IAS 31 | Interests in Joint Ventures |
| IAS 32 | Financial Instruments: Presentation |
| IAS 33 | Earnings per Share |
| IAS 34 | Interim Financial Reporting |
| IAS 36 | Impairment of Assets |
| IAS 37 | Provisions, Contingent Liabilities and Contingent Assets |
| IAS 38 | Intangible Assets |
| IAS 39 | Financial Instruments: Recognition and Measurement |
| IFRIC-Int 4 | Determining whether an Arrangement contains a Lease |
| IFRIC-Int 10 | Interim Financial Reporting and Impairment |
| IFRIC-Int 12 | Service Concession Arrangements |

These financial statements have been prepared under the historical cost convention, except for certain financial assets, which have been measured at fair value. These financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest thousand, except when otherwise indicated.

## 3.1 IMPACT OF ISSUED BUT NOT YET EFFECTIVE IFRSs

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective in these financial statements:

| | |
|---|---|
| IAS 1 (Revised) | Presentation of Financial Statements |
| IAS 23 (Revised) | Borrowing Costs |
| IFRS 8 | Operating Segments |
| IFRIC-Int 11 | IFRS 2 - Group and Treasury Share Transactions |
| IFRIC-Int 13 | Customer Loyalty Programmes |
| IFRIC-Int 14 | IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction |

IAS 1 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The revised standard will affect the presentation of owner changes in equity and comprehensive income. The revised standard will use "statement of financial position" and "statement of cash flows" to replace the titles "balance sheet" and "cash flow statement", and in making reference to these two statements within a complete set of financial statements.

IAS 23 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The standard has been revised to require capitalisation of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. As the Group has capitalised borrowing costs attributable to qualifying assets, the adoption of IAS 23 (Revised) is not expected to have any impact on the Group's consolidated financial statements.

IFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard requires disclosure of information about the Group's operating segments and replaces the requirement to determine primary (business) and secondary (geographical) reporting segments of the Group.

IFRIC-Int 11, IFRIC-Int 13 and IFRIC-Int 14 shall be applied for annual periods beginning on or after 1 March 2007, 1 July 2008 and 1 January 2008, respectively.

The Group is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application. Up to the date of these financial statements, it has concluded that these new and revised IFRSs are unlikely to have a significant impact on the Group's results of operations and financial position.

## 3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These financial statements include the financial statements of the Company and its subsidiaries for the Relevant Periods. Except for the Restructuring which has been accounted for as a combination of business under common control in a manner similar to a pooling-of-interests as described in note 2 above, the purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

The pooling-of-interests method of accounting involves incorporating the financial statement items of the combining entities or businesses in which the common control combination occurs in the Relevant Periods as if they had been consolidated from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling party's perspective. No amount is recognised in respect of goodwill or any excess of acquirers' interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party's interest.

The consolidated income statements include the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control combination.

The purchase method of accounting involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Under the purchase method of accounting, the results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

All significant intra-group balances and transactions within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries, and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the equity attributable to equity holder of the Company. The Group applies the policy of treating transactions with minority interests as transactions with equity participants of the Group. The acquisition of minority interests is accounted for using the entity concept method whereby the difference between the consideration paid and the book value of the share of net assets acquired is recorded in equity.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsidiaries
A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's investments in subsidiaries are stated at cost less any impairment losses.

Joint ventures
A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture;

(b) a jointly-controlled entity, if the Group does not have unilateral control, but has joint control, directly or indirectly, over the joint venture;

(c) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with IAS 39, if the Group holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any impairment losses.

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

When an investment in an associate is classified as held for sale, it is accounted for in accordance with IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*.

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, properties under development, completed properties held for sale, construction contract assets, deferred tax assets and financial assets), the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of non-financial assets (continued)
An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset and certain financial assets is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises.

Related parties
A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party of the Group.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value of 5% over its estimated useful life. The principal annual rates used for this purpose are as follows:

| | |
|---|---|
| Buildings | 2.71% |
| Machinery | 9.50% |
| Vehicles | 19.00% |
| Production equipment | 9.50% |
| Measurement and experimental equipment | 19.00% |
| Other equipment | 19.00% |

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the period the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents property, plant and equipment under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets
The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

*Concession assets*
The Group engages in certain service concession arrangements in which the Group carries out construction work for the granting authority and receives in exchange a right to operate the assets concerned in accordance with the pre-established conditions set by the granting authority. In accordance with IFRIC Int-12, the assets under the concession arrangements may be classified as intangible assets or financial assets. The assets are classified as intangible assets if the operator receives a right (a licence) to charge users of the public service, or as financial assets if paid by the granting authority. The Group classifies the non-current assets linked to the long-term investment in these concession arrangements as "concession assets" within intangible assets classification on the balance sheet if the intangible asset model is adopted. Once the underlying infrastructure of the concession arrangements has been completed, the concession assets will be amortised over the term of the concession on the straight-line basis under the intangible asset model.

*Computer software*
Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on the straight-line basis over their estimated useful lives of two to ten years.

*Others*
Others included purchased patents and licenses which are stated at cost less any impairment losses and are amortised on the straight-line basis over their estimated useful life of fifteen years.

Research and development costs
All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Non-current assets and disposal groups held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable.

Non-current assets and disposal groups (other than deferred tax assets and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell.

Leases
Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the income statement so as to provide a constant periodic rate of charge over the lease terms.

Assets acquired through hire purchase contracts of a financing nature are accounted for as finance leases, and are depreciated over their estimated useful lives.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals payable under the operating leases are charged to the income statement on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms ranging from thirty to fifty years. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets
Financial assets in the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

*Financial assets at fair value through profit or loss*
Financial assets at fair value through profit or loss include financial assets held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Gains or losses on investments held for trading are recognised in the income statement.

*Loans and receivables*
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

*Held-to-maturity investments*
Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Held-to-maturity investments are subsequently measured at amortised cost. Amortised cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. Gains and losses are recognised in the income statement when the investments are derecognised or impaired, as well as through the amortisation process.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets (continued)
*Available-for-sale financial assets*
Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity and debt securities that are designated as available for sale or are not classified in any of the other three categories. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

When the fair value of unlisted equity and debt securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment; or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

*Fair value*
The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and other valuation models.

Financial guarantee contracts
Financial guarantee contracts in the scope of IAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with IAS 37 *Provisions, Contingent Liabilities and Contingent Assets*; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18 *Revenue*.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets
The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

*Assets carried at amortised cost*
If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the income statement.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

*Assets carried at cost*
If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)
*Available-for-sale financial assets*
If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from equity to the income statement. Impairment losses on equity instruments classified as available for sale are not reversed through the income statement.

Impairment losses on debt instruments are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement.

Derecognition of financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset; or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities at amortised cost (including interest-bearing bank and other borrowings)
Financial liabilities including trade and bills payables, other payables, interest-bearing bank and other borrowings and other long term liabilities are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial liabilities
A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the income statement.

Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis and, in the case of work-in-progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Properties under development
Properties under development which are intended for sale are stated at the lower of cost and net realisable value, which is estimated by the Directors based on the prevailing market condition. Cost comprises all development expenditure, applicable borrowing costs and other direct costs attributable to such properties.

Completed properties held for sale
Completed properties held for sale are stated at the lower of cost and net realisable value. Cost comprises all development expenditure, applicable borrowing costs and other direct costs attributable to such properties. Net realisable value is determined by reference to the prevailing market prices on an individual property basis.

Construction contracts
Contract revenue comprises the agreed contract amount and appropriate amounts from variation orders, claims and incentive payments. Contract costs incurred comprise direct materials, the costs of subcontracting, direct labour and an appropriate proportion of fixed and variable construction overheads.

Revenue from fixed price construction contracts is recognised on the percentage of completion method, measured by reference to the proportion of costs incurred to date to the estimated total costs of the relevant contract.

Revenue from cost plus construction contracts is recognised on the percentage of completion method, by reference to the recoverable costs incurred during the period plus the related fee earned, measured by the proportion of costs incurred to date to the estimated total costs of the relevant contract.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from contract customers.

Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to contract customers.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contracts for services

Contract revenue on the rendering of services comprises the agreed contract amount. Costs of rendering services comprise labour and other costs of personnel directly engaged in providing the services and attributable overheads.

Revenue from the rendering of services is recognised based on the percentage of completion of the transaction, provided that the revenue, the costs incurred and the estimated costs to completion can be measured reliably. The percentage of completion is established by reference to the costs incurred to date as compared to the total costs to be incurred under the transaction.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from contract customers.

Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to contract customers.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Government grants

Government grants are recognised at their fair values where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred revenue account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from construction contracts, on the percentage of completion basis, as further explained in the accounting policy for "Construction contracts" above;

(b) from the rendering of services, on the percentage of completion basis, as further explained in the accounting policy for "Contracts for services" above;

(c) from the provision of logistics services , when the services are rendered;

(d) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(e) from the sale of properties, when the significant risks and rewards of ownership have been transferred to the buyer, which is when the construction work has been completed and the properties have been delivered to the buyer. Deposits and instalments received in respect of properties sold prior to the date of revenue recognition are included in the balance sheet under current liabilities;

(f) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset;

(g) dividend income, when the shareholders' right to receive payment has been established; and

(h) toll revenue, net of any applicable revenue taxes when received.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Dividends

Dividends are recognised as a liability in the period in which they are approved by the shareholders and declared.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies

These financial statements are presented in RMB, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries, jointly-controlled entities and associates are currencies other than RMB. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date, and their income statements are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the consolidated income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the date of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the period are translated into RMB at the weighted average exchange rates for the period.

Employee benefits

*Retirement benefits*

The full-time employees of the Group in Mainland China are covered by various government-sponsored retirement plans under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these retirement plans. Under these plans, the Group has no obligation for post-retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

In addition, the Group participates in various defined contribution retirement schemes for its qualified employees in certain countries or jurisdictions outside Mainland China. Employees' and employers' contributions are calculated based on various percentages of employees' gross salaries or fixed sums and length of service.

3.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits (continued)
*Retirement benefits* (continued)
The Group also provided supplementary pension subsidies to retired employees in Mainland China during the Relevant Periods. Such supplementary pension subsidies are considered as defined benefit plans. The liability recognised in the balance sheet in respect of these defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government securities which have maturities approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to the income statement over the employees' expected average remaining working lives. Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the "vesting period"). In this case, the past-service costs are amortised on a straight-line basis over the vesting period. Employees who retire after 1 January 2007 are no longer entitled to such supplementary pension subsidies.

*Other post-employment obligations*
Some companies within the Group in Mainland China provide post-retirement medical benefits to their retired employees. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation, are charged or credited to the income statement over the expected average remaining working lives of the related employees. These obligations are valued annually by independent qualified actuaries.

*Termination and early retirement benefits*
Employee termination and early retirement benefits are recognised in the period in which the Group has entered into an agreement with the employee specifying the terms of redundancy, or after the individual employee has been advised of the specific terms. The specific terms vary among the terminated and early retired employees depending on various factors including position, length of service, salary level at the time of application, minimum compensation levels set by the local regulatory authorities and district of the employee concerned.

*Housing funds*
All full-time employees of the Group in Mainland China are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

*Bonus entitlements*
The expected cost of bonus payments is recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made. Liabilities for bonuses are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

## 4. SUMMARY OF SIGNIFICANT JUDGEMENTS AND ESTIMATES

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

*Impairment of available-for-sale investments*

The Group determines that available-for-sale investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. This determination of what is significant or prolonged requires judgement. In making this judgement, the Group evaluates, among other factors, the duration and the extent to which the fair value of an investment is less than its cost. In addition, impairment may be appropriate when there is evidence of a deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operating and financing cash flows.

*Contingent liabilities arising from litigations and claims*

The Group is involved in a number of litigations and claims in respect of certain construction work performed in the present and the past. Contingent liabilities arising from these litigations and claims have been assessed by management with reference to legal advice. Provisions on the possible obligations have been made based on management's best estimates and judgements.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet dates, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

*Useful lives and residual values of items of property, plant and equipment*

In determining the useful lives and residual values of items of property, plant and equipment, the Group periodically reviews the changes in market conditions, expected physical wear and tear, and the maintenance of the asset. The estimation of the useful life of the asset is based on historical experience of the Group with similar assets that are used in a similar way. Depreciation amount will be adjusted if the estimated useful lives and/or the residual values of items of property, plant and equipment are different from previous estimation. Useful lives and residual values are reviewed, at each balance sheet date, based on changes in circumstances.

*Current income tax and deferred income tax*

The Group is subject to income taxes in numerous jurisdictions. Judgement is required in determining the provision for taxation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts originally recorded, the differences will impact on the current income tax and deferred income tax provisions in the periods in which the differences arise.

4. SUMMARY OF SIGNIFICANT JUDGEMENTS AND ESTIMATES (continued)

Estimation uncertainty (continued)

*Current income tax and deferred income tax (continued)*

Deferred tax assets relating to certain temporary differences and tax losses are recognised as management considers it is probable that future taxable profit will be available against which the temporary differences or tax losses can be utilised. The realisation of the deferred tax assets mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which will be recognised in the income statement for the period in which such a reversal takes place.

*Percentage of completion of construction work*

The Group recognises revenue according to the percentage of completion of individual contract of construction work, which requires estimation to be made by management. The stage of completion is estimated by reference to the actual costs incurred over the total budgeted costs, and the corresponding contract revenue is also estimated by management. Due to the nature of the activity undertaken in construction contracts, the date at which the activity is entered into and the date at which the activity is completed usually fall into different accounting periods. Hence, the Group reviews and revises the estimates of both contract revenue and contract costs in the budget prepared for each contract as the contract progresses. Where the actual contract revenue are less than expected or actual contract costs are more than expected, an impairment loss may arise.

*Impairment of trade receivables*

The Group maintains an allowance for estimated loss arising from the inability of its customers to make the required payments. The Group makes its estimates based on the ageing of its trade receivable balances, customers' creditworthiness, and historical write-off experience. If the financial condition of its customers will deteriorate such that the actual impairment loss might be higher than expected, the Group would be required to revise the basis for making the allowance and its future results would be affected.

*Retirement benefits*

The Group establishes liabilities in connection with benefits paid to certain retired and early retired employees. The amounts of employee benefit expenses and liabilities are determined using actuarial valuations, which are calculated by independent valuation professionals who will conduct annual assessment of the actuarial position of the Group's retirement plans. These actuarial valuations involve making assumptions on discount rates, expected rates of return on assets, pension benefit inflation rates, medical benefit inflation rates, and other factors. Due to the long term nature of these plans, such estimates are subject to significant uncertainty.

Actual results that differ from the assumptions are recognised immediately and therefore, affect recognised expenses in the period in which such differences arise. While management believes that its assumptions are appropriate, differences in actual experience or changes in assumptions may affect the expenses related to the employee retirement benefit obligations.

## 5. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately according to the nature of their operations, and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers different services and products which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(i) the construction operations segment engages in the construction of infrastructures such as railways, highways, bridges, tunnels, metropolitan railways, airports and ports, water conservancy and hydropower facilities, real estate and municipal projects;

(ii) the survey, design and consultancy operations segment engages in the provision of survey, design and consultancy services, as well as technology and equipment research and development services, for the construction of railways, highways, metropolitan railways, bridges, tunnels, municipal and power projects, high-rise buildings, airports and ports;

(iii) the manufacturing operations segment engages in the design, research and development, production and sale of large track maintenance machinery as well as the manufacturing of components for railway construction; and

(iv) the other business operations segment mainly comprises real estate development and logistics businesses.

The profit before tax of a segment represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

In determining the Group’s geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

5. SEGMENT INFORMATION (continued)

(a) Business segments

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the Relevant Periods:

| **Year ended 31 December 2004** | Construction operations RMB'000 | Survey, design and consultancy operations RMB'000 | Manufacturing operations RMB'000 | Other business operations RMB'000 | Eliminations RMB'000 | Consolidated RMB'000 |
|---|---|---|---|---|---|---|
| **Segment revenue** | | | | | | |
| Sales to external customers | 80,531,670 | 2,321,858 | 1,362,509 | 1,971,454 | - | 86,187,491 |
| Intersegment sales | 34,155 | 23,707 | - | 245,743 | ( 303,605) | - |
| Total | 80,565,825 | 2,345,565 | 1,362,509 | 2,217,197 | ( 303,605) | 86,187,491 |
| **Segment results** | 1,628 | 101,978 | 76,002 | 277,742 | - | 457,350 |
| Finance revenue | 256,664 | 20,132 | 1,667 | 2,282 | - | 280,745 |
| Finance costs | ( 398,175) | - | ( 11,533) | ( 6,508) | - | ( 416,216) |
| Share of profits and losses of: | | | | | | |
| Jointly-controlled entities | 49,622 | - | - | - | - | 49,622 |
| Associates | 396 | - | - | - | - | 396 |
| Profit before tax | | | | | | 371,897 |
| Tax | | | | | | ( 179,321) |
| Profit for the year | | | | | | 192,576 |
| **Assets and liabilities** | | | | | | |
| Segment assets | 67,789,900 | 3,591,665 | 1,618,180 | 2,671,507 | ( 481,574) | 75,189,678 |
| Interests in jointly-controlled entities | 29,991 | - | - | - | - | 29,991 |
| Interests in associates | 152,738 | - | - | - | - | 152,738 |
| Unallocated assets | | | | | | 4,272,242 |
| Total assets | | | | | | 79,644,649 |
| Segment liabilities | 69,744,226 | 4,133,045 | 1,493,426 | 1,770,767 | ( 481,574) | 76,659,890 |
| Unallocated liabilities | | | | | | 761,770 |
| Total liabilities | | | | | | 77,421,660 |

## 5. SEGMENT INFORMATION (continued)

### (a) Business segments (continued)

| **Year ended 31 December 2004** | Construction operations RMB'000 | Survey, design and consultancy operations RMB'000 | Manufacturing operations RMB'000 | Other business operations RMB'000 | Eliminations RMB'000 | Consolidated RMB'000 |
|---|---|---|---|---|---|---|
| **Other segment information** | | | | | | |
| Depreciation and amortisation | 1,613,596 | 89,941 | 14,589 | 42,013 | - | 1,760,139 |
| Capital expenditure | 2,890,301 | 265,945 | 34,441 | 102,618 | - | 3,293,305 |
| Write-down of inventories to net realisable value | 1,697 | - | - | - | - | 1,697 |
| Provision for foreseeable losses on construction contracts | 606,791 | - | - | - | - | 606,791 |
| Provision for completed properties held for sale | - | - | - | 1,596 | - | 1,596 |
| Impairment losses recognised/(reversed) in the consolidated income statement | 122,175 | ( 6,973) | 81 | ( 133,628) | - | ( 18,345) |

## 5. SEGMENT INFORMATION (continued)

### (a) Business segments (continued)

| Year ended 31 December 2005 | Construction operations RMB'000 | Survey, design and consultancy operations RMB'000 | Manufacturing operations RMB'000 | Other business operations RMB'000 | Eliminations RMB'000 | Consolidated RMB'000 |
|---|---|---|---|---|---|---|
| **Segment revenue** | | | | | | |
| Sales to external customers | 104,029,456 | 2,875,677 | 1,388,279 | 2,501,335 | - | 110,794,747 |
| Intersegment sales | 104,210 | 33,595 | - | 371,178 | ( 508,983) | - |
| Total | 104,133,666 | 2,909,272 | 1,388,279 | 2,872,513 | ( 508,983) | 110,794,747 |
| **Segment results** | 822,663 | 93,447 | 146,415 | 212,418 | - | 1,274,943 |
| Finance revenue | 341,868 | 35,934 | 2,323 | 3,907 | - | 384,032 |
| Finance costs | ( 728,307) | ( 32,471) | ( 11,417) | ( 10,600) | - | ( 782,795) |
| Share of profits and losses of: | | | | | | |
| Jointly-controlled entities | 34,122 | - | - | - | - | 34,122 |
| Associates | 24,816 | 270 | - | - | - | 25,086 |
| Profit before tax | | | | | | 935,388 |
| Tax | | | | | | (409,507) |
| Profit for the year | | | | | | 525,881 |
| **Assets and liabilities** | | | | | | |
| Segment assets | 87,971,913 | 4,078,224 | 1,790,428 | 2,348,974 | ( 397,024) | 95,792,515 |
| Interests in jointly-controlled entities | 63,334 | - | - | - | - | 63,334 |
| Interests in associates | 340,141 | 2,904 | - | - | - | 343,045 |
| Unallocated assets | | | | | | 4,148,411 |
| Total assets | | | | | | 100,347,305 |
| Segment liabilities | 89,214,966 | 4,491,188 | 1,542,287 | 2,034,927 | ( 397,024) | 96,886,344 |
| Unallocated liabilities | | | | | | 858,409 |
| Total liabilities | | | | | | 97,744,753 |

5. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

| **Year ended 31 December 2005** | Construction operations RMB'000 | Survey, design and consultancy operations RMB'000 | Manufacturing operations RMB'000 | Other business operations RMB'000 | Eliminations RMB'000 | Consolidated RMB'000 |
|---|---|---|---|---|---|---|
| **Other segment information** | | | | | | |
| Depreciation and amortisation | 1,822,533 | 81,195 | 15,828 | 54,468 | - | 1,974,024 |
| Capital expenditure | 3,305,033 | 130,548 | 14,662 | 91,304 | - | 3,541,547 |
| Write-down of inventories to net realisable value | 8,359 | - | - | - | - | 8,359 |
| Provision for foreseeable losses on construction contracts | 513,054 | - | - | - | - | 513,054 |
| Provision for completed properties held for sale | - | - | - | 6,044 | - | 6,044 |
| Impairment losses recognised in the consolidated income statement | 109,670 | 1,185 | 684 | 29,684 | - | 141,223 |

## 5. SEGMENT INFORMATION (continued)

### (a) Business segments (continued)

| **Year ended 31 December 2006** | Construction operations RMB'000 | Survey, design and consultancy operations RMB'000 | Manufacturing operations RMB'000 | Other business operations RMB'000 | Eliminations RMB'000 | Consolidated RMB'000 |
|---|---|---|---|---|---|---|
| **Segment revenue** | | | | | | |
| Sales to external customers | 146,266,180 | 3,310,938 | 1,321,748 | 2,710,108 | - | 153,608,974 |
| Intersegment sales | 93,471 | 37,584 | 33,487 | 843,770 | (1,008,312) | - |
| Total | 146,359,651 | 3,348,522 | 1,355,235 | 3,553,878 | (1,008,312) | 153,608,974 |
| **Segment results** | 2,093,430 | 80,690 | 16,642 | 247,577 | - | 2,438,339 |
| Finance revenue | 489,982 | 48,996 | 1,701 | 5,908 | - | 546,587 |
| Finance costs | ( 877,631) | ( 3,882) | ( 10,521) | ( 17,292) | - | ( 909,326) |
| Share of profits and losses of: | | | | | | |
| Jointly-controlled entities | 25,535 | - | - | - | - | 25,535 |
| Associates | ( 3,172) | 284 | - | - | - | ( 2,888) |
| Profit before tax | | | | | | 2,098,247 |
| Tax | | | | | | ( 596,289) |
| Profit for the year | | | | | | 1,501,958 |
| **Assets and liabilities** | | | | | | |
| Segment assets | 111,349,488 | 4,648,315 | 1,607,408 | 3,422,391 | ( 840,123) | 120,187,479 |
| Interests in jointly-controlled entities | 68,381 | - | - | - | - | 68,381 |
| Interests in associates | 360,999 | 4,736 | - | - | - | 365,735 |
| Unallocated assets | | | | | | 3,928,131 |
| Total assets | | | | | | 124,549,726 |
| Segment liabilities | 111,265,105 | 4,865,853 | 1,347,416 | 3,212,647 | ( 840,123) | 119,850,898 |
| Unallocated liabilities | | | | | | 1,011,059 |
| Total liabilities | | | | | | 120,861,957 |

## 5. SEGMENT INFORMATION (continued)

### (a) Business segments (continued)

| **Year ended 31 December 2006** | Construction operations RMB'000 | Survey, design and consultancy operations RMB'000 | Manufacturing operations RMB'000 | Other business operations RMB'000 | Eliminations RMB'000 | Consolidated RMB'000 |
|---|---|---|---|---|---|---|
| **Other segment information** | | | | | | |
| Depreciation and amortisation | 2,255,513 | 70,128 | 16,245 | 64,604 | - | 2,406,490 |
| Capital expenditure | 6,157,022 | 210,907 | 21,142 | 187,222 | - | 6,576,293 |
| Write-down of inventories to net realisable value | 18,494 | - | - | 4,340 | - | 22,834 |
| Provision for foreseeable losses on construction contracts | 133,162 | - | - | - | - | 133,162 |
| Provision for completed properties held for sale | - | - | - | 4,716 | - | 4,716 |
| Impairment losses recognised in the consolidated income statement | 212,151 | 10,489 | 4,099 | 2,401 | - | 229,140 |

## 5. SEGMENT INFORMATION (continued)

### (a) Business segments (continued)

| **Eleven-month period ended 30 November 2006 (unaudited)** | Construction operations RMB'000 | Survey, design and consultancy operations RMB'000 | Manufacturing operations RMB'000 | Other business operations RMB'000 | Eliminations RMB'000 | Consolidated RMB'000 |
|---|---|---|---|---|---|---|
| **Segment revenue** | | | | | | |
| Sales to external customers | 131,635,875 | 2,993,340 | 1,217,430 | 2,437,016 | - | 138,283,661 |
| Intersegment sales | 22,254 | 2,413 | 19,957 | 715,816 | ( 760,440) | - |
| Total | 131,658,129 | 2,995,753 | 1,237,387 | 3,152,832 | ( 760,440) | 138,283,661 |
| **Segment results** | 1,731,840 | 73,204 | 12,865 | 226,015 | - | 2,043,924 |
| Finance revenue | 441,500 | 46,398 | 1,553 | 4,251 | - | 493,702 |
| Finance costs | ( 798,658) | ( 3,220) | ( 8,681) | ( 16,100) | - | ( 826,659) |
| Share of profits and losses of: | | | | | | |
| Jointly-controlled entities | 22,963 | - | - | - | - | 22,963 |
| Associates | ( 1,090) | 200 | - | - | - | ( 890) |
| Profit before tax | | | | | | 1,733,040 |
| Tax | | | | | | ( 499,668) |
| Profit for the period | | | | | | 1,233,372 |
| **Other segment information** | | | | | | |
| Depreciation and amortisation | 2,089,281 | 63,141 | 15,137 | 38,745 | - | 2,206,304 |
| Capital expenditure | 4,099,668 | 200,330 | 19,899 | 93,195 | - | 4,413,092 |
| Write-down of inventories to net realisable value | 14,210 | - | - | 4,340 | - | 18,550 |
| Provision for foreseeable losses on construction contracts | 123,750 | - | - | - | - | 123,750 |
| Provision for completed properties held for sale | - | - | - | 4,716 | - | 4,716 |
| Impairment losses recognised in the consolidated income statement | 211,624 | 9,970 | 883 | 1,324 | - | 223,801 |

## 5. SEGMENT INFORMATION (continued)

### (a) Business segments (continued)

| **Eleven-month period ended 30 November 2007** | Construction operations RMB'000 | Survey, design and consultancy operations RMB'000 | Manufacturing operations RMB'000 | Other business operations RMB'000 | Eliminations RMB'000 | Consolidated RMB'000 |
|---|---|---|---|---|---|---|
| **Segment revenue** | | | | | | |
| Sales to external customers | 138,934,347 | 2,597,358 | 1,248,825 | 3,886,425 | - | 146,666,955 |
| Intersegment sales | 250,241 | 151,356 | 385,005 | 738,616 | (1,525,218) | - |
| Total | 139,184,588 | 2,748,714 | 1,633,830 | 4,625,041 | (1,525,218) | 146,666,955 |
| **Segment results** | 3,421,274 | 195,105 | 81,988 | 243,193 | - | 3,941,560 |
| Finance revenue | 395,374 | 91,521 | 2,088 | 48,815 | - | 537,798 |
| Finance costs | (1,001,513) | ( 18,329) | (17,553) | ( 40,076) | - | (1,077,471) |
| Share of profits and losses of: | | | | | | |
| Jointly-controlled entities | 12,859 | - | - | - | - | 12,859 |
| Associates | 1,355 | 930 | - | - | - | 2,285 |
| Profit before tax | | | | | | 3,417,031 |
| Tax | | | | | | (1,411,560) |
| Profit for the period | | | | | | 2,005,471 |
| **Assets and liabilities** | | | | | | |
| Segment assets | 141,192,853 | 3,975,797 | 2,151,370 | 7,536,098 | (3,599,486) | 151,256,632 |
| Interests in jointly-controlled entities | 72,421 | - | - | - | - | 72,421 |
| Interests in associates | 230,062 | 5,019 | - | - | - | 235,081 |
| Non-current asset held for sale | 210,000 | - | - | - | - | 210,000 |
| Unallocated assets | | | | | | 3,244,426 |
| Total assets | | | | | | 155,018,560 |
| Segment liabilities | 138,944,279 | 4,368,107 | 2,237,251 | 6,890,260 | (3,599,486) | 148,840,411 |
| Unallocated liabilities | | | | | | 1,243,173 |
| Total liabilities | | | | | | 150,083,584 |
| **Other segment information** | | | | | | |
| Depreciation and amortisation | 2,813,866 | 122,272 | 36,938 | 11,808 | - | 2,984,884 |
| Capital expenditure | 9,196,311 | 447,904 | 519,916 | 164,399 | - | 10,328,530 |
| Write-down of inventories to net realisable value | 178 | - | - | - | - | 178 |
| Provision for foreseeable losses on construction contracts | 134,942 | - | - | - | - | 134,942 |
| Impairment losses recognised/(reversed) in the consolidated income statement | ( 9,539) | 6,139 | 320 | 13,324 | - | 10,244 |

5. SEGMENT INFORMATION (continued)

(b) Geographical segments

The following tables present revenue and certain asset and expenditure information for the Group's geographical segments for the Relevant Periods:

| **Year ended 31 December 2004** | Mainland China RMB'000 | Outside Mainland China RMB'000 | Eliminations RMB'000 | Consolidated RMB'000 |
|---|---|---|---|---|
| **Segment revenue** | | | | |
| Sales to external customers | 84,770,189 | 1,417,302 | - | 86,187,491 |
| **Other segment information** | | | | |
| Segment assets | 72,834,228 | 2,538,179 | - | 75,372,407 |
| Unallocated assets | | | | 4,272,242 |
| | | | | 79,644,649 |
| Capital expenditure | 3,210,318 | 82,987 | - | 3,293,305 |

| **Year ended 31 December 2005** | Mainland China RMB'000 | Outside Mainland China RMB'000 | Eliminations RMB'000 | Consolidated RMB'000 |
|---|---|---|---|---|
| **Segment revenue** | | | | |
| Sales to external customers | 108,627,010 | 2,167,737 | - | 110,794,747 |
| **Other segment information** | | | | |
| Segment assets | 92,869,274 | 3,329,620 | - | 96,198,894 |
| Unallocated assets | | | | 4,148,411 |
| | | | | 100,347,305 |
| Capital expenditure | 3,412,846 | 128,701 | - | 3,541,547 |

5. SEGMENT INFORMATION (continued)

(b) Geographical segments (continued)

| **Year ended 31 December 2006** | Mainland China RMB'000 | Outside Mainland China RMB'000 | Eliminations RMB'000 | Consolidated RMB'000 |
|---|---|---|---|---|
| **Segment revenue** | | | | |
| Sales to external customers | 150,092,402 | 3,516,572 | - | 153,608,974 |
| **Other segment information** | | | | |
| Segment assets | 115,623,195 | 4,998,400 | - | 120,621,595 |
| Unallocated assets | | | | 3,928,131 |
| | | | | 124,549,726 |
| Capital expenditure | 6,221,278 | 355,015 | - | 6,576,293 |

| **Eleven-month period ended 30 November 2006 (unaudited)** | Mainland China RMB'000 | Outside Mainland China RMB'000 | Eliminations RMB'000 | Consolidated RMB'000 |
|---|---|---|---|---|
| **Segment revenue** | | | | |
| Sales to external customers | 135,061,937 | 3,221,724 | - | 138,283,661 |
| **Other segment information** | | | | |
| Capital expenditure | 4,079,091 | 334,001 | - | 4,413,092 |

| **Eleven-month period ended 30 November 2007** | Mainland China RMB'000 | Outside Mainland China RMB'000 | Eliminations RMB'000 | Consolidated RMB'000 |
|---|---|---|---|---|
| **Segment revenue** | | | | |
| Sales to external customers | 141,683,719 | 4,983,236 | - | 146,666,955 |
| **Other segment information** | | | | |
| Segment assets | 140,836,439 | 10,937,695 | - | 151,774,134 |
| Unallocated assets | | | | 3,244,426 |
| | | | | 155,018,560 |
| Capital expenditure | 9,661,649 | 666,881 | - | 10,328,530 |

6. Revenue and other income and gains, net

Revenue, which is also the Group's turnover, represents: (1) an appropriate proportion of contract revenue of construction contracts, net of business tax and government surcharges; (2) the invoiced value of goods sold, net of value-added tax and government surcharges, and after allowances for goods returns and trade discounts; and (3) the value of other services rendered.

An analysis of the Group's revenue and other income and gains, net, is as follows:

| | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 (unaudited) | RMB'000 |
| Revenue: | | | | | |
| Construction contracts | 80,531,670 | 104,029,456 | 146,266,180 | 131,635,875 | 138,934,347 |
| Provision of survey, design and consultancy services | 2,321,858 | 2,875,677 | 3,310,938 | 2,993,340 | 2,597,358 |
| Manufacture, sale, repair and maintenance of large track maintenance machinery | 1,362,509 | 1,388,279 | 1,321,748 | 1,217,430 | 1,248,825 |
| Others (note (a)) | 1,971,454 | 2,501,335 | 2,710,108 | 2,437,016 | 3,886,425 |
| | 86,187,491 | 110,794,747 | 153,608,974 | 138,283,661 | 146,666,955 |
| Other income and gains, net: | | | | | |
| Government grants: | | | | | |
| - Recognition of deferred revenue (note 36) | 2,078 | 3,119 | 7,078 | 6,896 | 16,514 |
| - Others (note (b)) | 13,696 | 9,453 | 5,550 | 3,501 | 19,460 |
| Gain on disposal of property, plant and equipment, net | 12,918 | 14,251 | - | - | 912 |
| Gain on disposal of a subsidiary (note 40 (a)) | - | - | - | - | 315,791 |
| Fair value gains, net, on financial assets at fair value through profit or loss | - | 11,467 | 51,384 | 38,303 | 84,456 |
| Gain on disposal of available-for-sale investments | 15,356 | - | 6,127 | 1,726 | 9,061 |
| Foreign exchange differences, net | - | 87,419 | - | - | - |
| Others (note (c)) | 81,130 | 77,114 | 115,729 | 82,720 | 103,523 |
| | 125,178 | 202,823 | 185,868 | 133,146 | 549,717 |

Notes:

(a) Other revenue mainly represented revenue from sale of properties and provision of logistics services.

(b) Other government grants mainly represented value-added tax refunds which, in the opinion of the Directors, are available to other eligible entities that are able to fulfill certain requirements.

(c) Others mainly represented gains on stocktaking, penalty income and other miscellaneous gains.

## 7. Profit from operations

This is arrived at after charging/(crediting):

| | | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|---|
| | Notes | 2004 RMB'000 | 2005 RMB'000 | 2006 RMB'000 | 2006 RMB'000 (unaudited) | 2007 RMB'000 |
| Cost of services rendered | | 76,998,249 | 99,664,663 | 140,715,514 | 126,755,149 | 132,576,151 |
| Cost of inventories sold | | 2,804,310 | 3,205,161 | 3,297,450 | 2,926,992 | 4,358,316 |
| Total cost of sales | | 79,802,559 | 102,869,824 | 144,012,964 | 129,682,141 | 136,934,467 |
| Depreciation of property, plant and equipment (note (a)) | 15 | 1,733,109 | 1,938,879 | 2,364,172 | 2,167,783 | 2,928,924 |
| Amortisation of prepaid land lease payments | 16 | 24,571 | 26,290 | 25,857 | 23,610 | 34,864 |
| Amortisation of intangible assets | 17 | 2,459 | 8,855 | 16,461 | 14,911 | 21,096 |
| Total depreciation and amortisation | | 1,760,139 | 1,974,024 | 2,406,490 | 2,206,304 | 2,984,884 |
| Impairment/(reversal of impairment) of property, plant and equipment | 15 | (124,745) | 32,464 | 91,265 | 90,525 | 1,016 |
| Impairment of prepaid land lease payments | 16 | - | - | 15,294 | 15,294 | - |
| Impairment of intangible assets | 17 | - | - | - | - | 508 |
| Impairment/(reversal of impairment) of held-to-maturity investments | 21 | 1,458 | ( 958 ) | - | - | - |
| Impairment of available-for-sale investments | 22 | 4,345 | 758 | 951 | 951 | - |
| Impairment of trade and bills receivables | 27 | 98,504 | 67,622 | 79,016 | 74,516 | 16,866 |
| Impairment/(reversal of impairment) of other receivables | 28 | 2,093 | 41,337 | 42,614 | 42,515 | ( 8,146) |
| Total impairment losses, net | | (18,345) | 141,223 | 229,140 | 223,801 | 10,244 |

7. Profit from operations (continued)

This is arrived at after charging/(crediting):

| | Notes | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|---|
| | | 2004 | 2005 | 2006 | 2006 | 2007 |
| | | RMB'000 | RMB'000 | RMB'000 | RMB'000 (unaudited) | RMB'000 |
| Research and development expenditure | | 39,003 | 27,935 | 99,616 | 88,395 | 84,926 |
| Write-down of inventories to net realisable value | | 1,697 | 8,359 | 22,834 | 18,550 | 178 |
| Provision for completed properties held for sale | | 1,596 | 6,044 | 4,716 | 4,716 | - |
| Provision for foreseeable losses on construction contracts | | 606,791 | 513,054 | 133,162 | 123,750 | 134,942 |
| Auditors' remuneration | | 4,717 | 3,613 | 3,067 | 2,803 | 3,511 |
| Minimum lease payments under operating leases | | 13,403 | 15,462 | 21,351 | 20,510 | 27,761 |
| Fair value losses/(gains), net, on financial assets at fair value through profit or loss | | 17,319 | (11,467) | (51,384) | (38,303) | (84,456) |
| Loss/(gain) on disposal of available-for-sale investments | | (15,356) | 6,025 | (6,127) | (1,726) | (9,061) |
| Loss/(gain) on disposal of property, plant and equipment, net | | (12,918) | (14,251) | 28,307 | 17,694 | (912) |
| Foreign exchange differences, net | | 21,567 | (87,419) | 58,491 | 49,379 | 82,887 |

Note:

(a) Depreciation of approximately RMB1,283,559,000, RMB1,486,626,000, RMB1,854,436,000 and RMB2,510,406,000 are included in the cost of sales on the face of the consolidated income statements for the three years ended 31 December 2004, 2005, 2006, and the eleven-month period ended 30 November 2007, respectively.

8. Finance revenue and finance costs

The Group's finance revenue for the Relevant Periods mainly represented bank interest income.

The Group's finance costs are as follows:

| | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 (unaudited) | RMB'000 |
| Interest on bank loans and other loans wholly repayable within five years | 435,110 | 828,450 | 1,030,558 | 916,254 | 1,102,651 |
| Interest on bank loans repayable beyond five years | 567 | 32,245 | 32,501 | 30,686 | 137,545 |
| Interest on finance leases | - | - | 657 | 295 | 3,489 |
| Interest on discounted bills | 1,868 | 2,429 | 551 | 551 | 18,861 |
| Interest on bonds | - | - | - | - | 35,766 |
| Total interest | 437,545 | 863,124 | 1,064,267 | 947,786 | 1,298,312 |
| Less: Interest capitalised in: | | | | | |
| - Construction in progress | (4,472) | (16,312) | (11,420) | (10,468) | (20,553) |
| - Construction contracts | (16,857) | (61,568) | (134,675) | (102,283) | (71,904) |
| - Properties under development | - | (2,449) | (3,234) | (3,215) | (66,387) |
| - Intangible assets | - | - | (5,612) | (5,161) | (61,997) |
| | 416,216 | 782,795 | 909,326 | 826,659 | 1,077,471 |

Borrowing costs capitalised during the Relevant Periods are calculated by applying the following capitalisation rates per annum to expenditure on qualifying assets:

| | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2006 (unaudited) | 2007 |
| Capitalisation rates | 3.5% - 7.6% | 3.6% - 6.1% | 3.6% - 8.1% | 3.6% - 8.1% | 4.0% - 8.3% |

9. Employee compensation costs

| | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Employee compensation costs (including Directors' and Supervisors' remuneration): | | | | | |
| - Wages, salaries and allowances | 6,186,408 | 6,357,519 | 7,884,601 | 7,167,679 | 7,989,383 |
| - Retirement benefit costs: | | | | | |
| (i) Contributions to defined contribution retirement schemes (note (a)) | 1,002,491 | 1,092,207 | 1,393,118 | 1,270,438 | 1,589,454 |
| (ii) Contributions to defined benefit retirement scheme (note (b)) | 407,130 | 506,170 | 395,220 | 362,290 | 242,610 |
| Total retirement benefit costs | 1,409,621 | 1,598,377 | 1,788,338 | 1,632,728 | 1,832,064 |
| | 7,596,029 | 7,955,896 | 9,672,939 | 8,800,407 | 9,821,447 |

Notes:

(a) All of the Group's full-time employees in Mainland China are covered by various government-sponsored retirement plans under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. The Group is required to make monthly contributions to these plans at rates ranging from 20% to 23% of the employees' basic salaries for the Relevant Periods. Contributions to these plans are expensed as incurred.

In addition, the Group participates in various defined contribution retirement schemes for its qualified employees in certain countries or jurisdictions outside Mainland China. Employees' and employers' contributions are calculated based on various percentages of employees' gross salaries or fixed sums and length of service.

During the Relevant Periods and at the end of each of the Relevant Periods, the Group's forfeited contributions available to reduce its contributions to the defined contribution retirement schemes in future years were not material.

9. Employee compensation costs (continued)

(b) In addition, the Group provided supplementary pension subsidies to its retired employees in Mainland China who retired prior to 1 January 2007. Details of the supplementary pension subsidies, which are considered of defined benefit nature, are set out in note 35 below. Employees who retire after 1 January 2007 are no longer entitled to such supplementary pension subsidies.

The Group also implemented an early retirement plan for certain employees in addition to the benefits under the government-sponsored retirement plans and supplementary pension subsidies described above, details of which are set out in note 35 below. Employee termination and early retirement benefits are recognised in the period in which the Group has entered into an agreement with the employee specifying the terms of redundancy, or after the individual employee has been advised of the specific terms. The specific terms determining the amount of compensation payments made to early retired employees vary among the terminated and early retired employees depending on various factors including their position, length of service, salary level at the time of application, minimum compensation levels set by the local regulatory authorities, and district of the employee concerned. These compensation payments to existing early retired employees will continue after the listing of the Company's H Shares on The Hong Kong Stock Exchange. However, the Group's early retirement scheme will not continue after the listing of the Company's H Shares on The Hong Kong Stock Exchange and as such, no further new early retirement application will be accepted by the Group after the listing of the Company's H Shares on The Hong Kong Stock Exchange.

10. Directors' and Supervisors' remuneration and five highest paid employees

(a) Directors' and Supervisors' remuneration

Details of the Directors' and Supervisors' remuneration are as follows:

| | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 (unaudited) | RMB'000 |
| Fees | - | - | - | - | - |
| Other emoluments: | | | | | |
| - Salaries, housing benefits, other allowances and benefits in kind | 690 | 913 | 1,303 | 1,153 | 1,577 |
| - Performance related bonuses | 1,092 | 1,420 | 1,444 | 895 | 919 |
| - Pension scheme contributions | 241 | 428 | 561 | 521 | 452 |
| Total | 2,023 | 2,761 | 3,308 | 2,569 | 2,948 |

The names of the Directors and Supervisors and their remuneration for the Relevant Periods are as follows:

(i) Independent non-executive directors

| | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 (unaudited) | RMB'000 |
| Salaries, housing benefits, other allowances and benefits in kind | | | | | |
| Mr. LI Kecheng | - | - | 15 | - | 70 |
| Mr. ZHAO Guangjie | - | - | 16 | - | 80 |
| Mr. WU Taishi | - | - | - | - | - |
| Mr. NGAI Wai Fung | - | - | - | - | - |
| | - | - | 31 | - | 150 |

There were no other emoluments payable to the independent non-executive directors during the Relevant Periods.

10. Directors' and Supervisors' remuneration and five highest paid employees (continued)

(a) Directors' and Supervisors' remuneration (continued)

(ii) Executive directors, non-executive directors and supervisors

| | Fees RMB'000 | Salaries, housing benefits, other allowances and benefits in kind RMB'000 | Performance related bonuses RMB'000 | Pension scheme contributions RMB'000 | Total remuneration RMB'000 |
|---|---|---|---|---|---|
| **Year ended 31 December 2004** | | | | | |
| Executive directors: | | | | | |
| Mr. DING Yuanchen | - | 111 | 261 | - | 372 |
| Mr. JIN Puqing | - | - | - | - | - |
| | - | 111 | 261 | - | 372 |
| Non-executive directors: | | | | | |
| Mr. LI Guorui | - | 150 | 287 | 51 | 488 |
| Mr. HUO Jingui | - | 127 | 244 | 51 | 422 |
| Mr. WU Xiaohua | - | - | - | - | - |
| | - | 277 | 531 | 102 | 910 |
| Supervisors: | | | | | |
| Mr. PENG Shugui | - | 127 | 244 | 50 | 421 |
| Mr. HUANG Shaojun | - | 90 | 29 | 45 | 164 |
| Ms. YU Fengli | - | 85 | 27 | 44 | 156 |
| | - | 302 | 300 | 139 | 741 |
| | - | 690 | 1,092 | 241 | 2,023 |

10. Directors' and Supervisors' remuneration and five highest paid employees (continued)

(a) Directors' and Supervisors' remuneration (continued)

(ii) Executive directors, non-executive directors and supervisors (continued)

| | Fees RMB'000 | Salaries, housing benefits, other allowances and benefits in kind RMB'000 | Performance related bonuses RMB'000 | Pension scheme contributions RMB'000 | Total remuneration RMB'000 |
|---|---|---|---|---|---|
| **Year ended 31 December 2005** | | | | | |
| Executive directors: | | | | | |
| Mr. DING Yuan Chen | - | 156 | 294 | 59 | 509 |
| Mr. JIN Pu Qing | - | 61 | 115 | 14 | 190 |
| | - | 217 | 409 | 73 | 699 |
| Non-executive directors: | | | | | |
| Mr. LI Guo Rui | - | 183 | 346 | 81 | 610 |
| Mr. HUO Jin Gui | - | 156 | 294 | 76 | 526 |
| Mr. WU Xiao Hua | - | - | - | - | - |
| | - | 339 | 640 | 157 | 1,136 |
| Supervisors: | | | | | |
| Mr. PENG Shu Gui | - | 156 | 294 | 75 | 525 |
| Mr. HUANG Shao Jun | - | 104 | 41 | 62 | 207 |
| Ms. YU Feng Li | - | 97 | 36 | 61 | 194 |
| | - | 357 | 371 | 198 | 926 |
| | - | 913 | 1,420 | 428 | 2,761 |

10. Directors' and Supervisors' remuneration and five highest paid employees (continued)

(a) Directors' and Supervisors' remuneration (continued)

(ii) Executive directors, non-executive directors and supervisors (continued)

| | Fees RMB'000 | Salaries, housing benefits, other allowances and benefits in kind RMB'000 | Performance related bonuses RMB'000 | Pension scheme contributions RMB'000 | Total remuneration RMB'000 |
|---|---|---|---|---|---|
| **Year ended 31 December 2006** | | | | | |
| Executive directors: | | | | | |
| Mr. DING Yuanchen | - | 171 | 254 | 84 | 509 |
| Mr. JIN Puqing | - | 201 | 298 | 83 | 582 |
| | - | 372 | 552 | 167 | 1,091 |
| Non-executive directors: | | | | | |
| Mr. LI Guorui | - | 201 | 298 | 88 | 587 |
| Mr. HUO Jingui | - | 171 | 254 | 84 | 509 |
| Mr. WU Xiaohua | - | 15 | - | - | 15 |
| | - | 387 | 552 | 172 | 1,111 |
| Supervisors: | | | | | |
| Mr. PENG Shugui | - | 171 | 254 | 82 | 507 |
| Mr. HUANG Shaojun | - | 169 | 45 | 70 | 284 |
| Ms. YU Fengli | - | 173 | 41 | 70 | 284 |
| | - | 513 | 340 | 222 | 1,075 |
| | - | 1,272 | 1,444 | 561 | 3,277 |

10. Directors' and Supervisors' remuneration and five highest paid employees (continued)

(a) Directors' and Supervisors' remuneration (continued)

(ii) Executive directors, non-executive directors and supervisors (continued)

| | Fees RMB'000 | Salaries, housing benefits, other allowances and benefits in kind RMB'000 | Performance related bonuses RMB'000 | Pension scheme contributions RMB'000 | Total remuneration RMB'000 |
|---|---|---|---|---|---|
| **Eleven-month period ended 30 November 2006 (unaudited)** | | | | | |
| Executive directors: | | | | | |
| Mr. DING Yuanchen | - | 157 | 176 | 78 | 411 |
| Mr. JIN Puqing | - | 184 | 73 | 78 | 335 |
| | - | 341 | 249 | 156 | 746 |
| Non-executive directors: | | | | | |
| Mr. LI Guorui | - | 184 | 208 | 82 | 474 |
| Mr. HUO Jingui | - | 157 | 176 | 78 | 411 |
| Mr. WU Xiaohua | - | - | - | - | - |
| | - | 341 | 384 | 160 | 885 |
| Supervisors: | | | | | |
| Mr. PENG Shugui | - | 157 | 176 | 76 | 409 |
| Mr. HUANG Shaojun | - | 155 | 45 | 64 | 264 |
| Ms. YU Fengli | - | 159 | 41 | 65 | 265 |
| | - | 471 | 262 | 205 | 938 |
| | - | 1,153 | 895 | 521 | 2,569 |

10. Directors' and Supervisors' remuneration and five highest paid employees (continued)

(a) Directors' and Supervisors' remuneration (continued)

(ii) Executive directors, non-executive directors and supervisors (continued)

| | Fees RMB'000 | Salaries, housing benefits, other allowances and benefits in kind RMB'000 | Performance related bonuses RMB'000 | Pension scheme contributions RMB'000 | Total remuneration RMB'000 |
|---|---|---|---|---|---|
| **Eleven-month period ended 30 November 2007** | | | | | |
| Executive directors: | | | | | |
| Mr. DING Yuanchen | - | 195 | 152 | 65 | 412 |
| Mr. JIN Puqing | - | 229 | 179 | 65 | 473 |
| | - | 424 | 331 | 130 | 885 |
| Non-executive directors: | | | | | |
| Mr. LI Guorui | - | 229 | 179 | 65 | 473 |
| Mr. HUO Jingui | - | 195 | 152 | 65 | 412 |
| Mr. WU Xiaohua | - | 70 | - | - | 70 |
| | - | 494 | 331 | 130 | 955 |
| Supervisors: | | | | | |
| Mr. PENG Shugui | - | 195 | 152 | 64 | 411 |
| Mr. HUANG Shaojun | - | 155 | 52 | 64 | 271 |
| Ms. YU Fengli | - | 159 | 53 | 64 | 276 |
| | - | 509 | 257 | 192 | 958 |
| | - | 1,427 | 919 | 452 | 2,798 |

There was no arrangement under which a Director or a Supervisor waived or agreed to waive any remuneration during the Relevant Periods.

10. Directors' and Supervisors' remuneration and five highest paid employees (continued)

(b) Five highest paid employees

An analysis of the five highest paid employees within the Group for the Relevant Periods is as follows:

| | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2006 (unaudited) | 2007 |
| Director | 1 | - | - | - | - |
| Supervisor | - | - | - | - | - |
| Non-director and non-supervisor employees | 4 | 5 | 5 | 5 | 5 |
| | 5 | 5 | 5 | 5 | 5 |

Details of the remuneration of the above non-director and non-supervisor highest paid employees are as follows:

| | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|
| | 2004 RMB'000 | 2005 RMB'000 | 2006 RMB'000 | 2006 RMB'000 (unaudited) | 2007 RMB'000 |
| Salaries, housing benefits, other allowances and benefits in kind | 256 | 167 | 144 | 132 | 241 |
| Performance related bonuses | 5,841 | 7,904 | 5,833 | 5,737 | 6,543 |
| Pension scheme contributions | 84 | 51 | 44 | 41 | 74 |
| | 6,181 | 8,122 | 6,021 | 5,910 | 6,858 |

10. Directors' and Supervisors' remuneration and five highest paid employees (continued)

(b) Five highest paid employees (continued)

The number of non-director and non-supervisor highest paid employees whose remuneration fell within the following bands is as follows:

| | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2006 (unaudited) | 2007 |
| Nil to HK$1,000,000 | 1 | 1 | 3 | 3 | 1 |
| HK$1,000,001 – HK$1,500,000 | 2 | 3 | 1 | 1 | 2 |
| HK$1,500,001 – HK$2,000,000 | - | - | - | - | 2 |
| HK$2,000,001 – HK$2,500,000 | 1 | - | - | - | - |
| HK$2,500,001 – HK$3,000,000 | - | 1 | 1 | 1 | - |
| | 4 | 5 | 5 | 5 | 5 |

## 11. Tax

Under the relevant PRC Corporate Income Tax Law and the respective regulations, except for certain preferential treatment available to the Company's subsidiaries, jointly-controlled entities and associates, which were exempted or taxed at a preferential rate of 15% to 16.5% during different periods of time in the Relevant Periods primarily due to their status as entities engaging in technology development or their involvement in projects that were supported by the government, such as Qinghai-Tibet Railway, and development projects in the western part of China, the entities within the Group are subject to corporate income tax at a rate of 33% during each of the Relevant Periods.

During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law (the "New Corporate Income Tax Law") was approved and will become effective on 1 January 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested enterprises and foreign-invested enterprises, which results in a reduction of income tax rate from 33% to 25%. The effect of this change has been reflected in the calculation of deferred income tax as at 30 November 2007.

Hong Kong profits tax has been provided at the rate of 17.5% on the estimated assessable profits arising in Hong Kong during each of the Relevant Periods.

Taxes on profits assessable elsewhere, including Macau and Nigeria, have been calculated at the rates of tax prevailing in the country in which the relevant companies within the Group operates, based on existing legislation, interpretations and practices in respect thereof.

| | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 (unaudited) | RMB'000 |
| Current income tax | | | | | |
| - Mainland China | 161,581 | 242,871 | 286,022 | 235,232 | 985,809 |
| - Hong Kong | 182 | 2,587 | 746 | 684 | 497 |
| - Others | 7,445 | 5,512 | 18,102 | 13,634 | 26,935 |
| Deferred income tax (note 23) | 10,113 | 158,537 | 291,419 | 250,118 | 398,319 |
| Income tax charge for the year/period | 179,321 | 409,507 | 596,289 | 499,668 | 1,411,560 |

11. Tax (continued)

A reconciliation of the income tax expense applicable to profit before tax using the statutory income tax rates in Mainland China to the income tax expense at the Group's effective income tax rates for each of the Relevant Periods is as follows:

| | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|
| | 2004 RMB'000 | 2005 RMB'000 | 2006 RMB'000 | 2006 RMB'000 (unaudited) | 2007 RMB'000 |
| Profit before tax | 371,897 | 935,388 | 2,098,247 | 1,733,040 | 3,417,031 |
| At statutory income tax rate of 33% | 122,726 | 308,678 | 692,422 | 571,903 | 1,127,620 |
| Lower income tax rates for specific provinces or locations | ( 84,249) | ( 55,004) | ( 58,334) | ( 49,269) | ( 192,224) |
| Tax effect of share of profits and losses of jointly-controlled entities and associates | ( 19,306) | ( 13,886) | ( 8,497) | ( 5,939) | ( 5,006) |
| Income not subject to tax | ( 200,638) | ( 145,254) | ( 234,909) | ( 185,965) | ( 98,841) |
| Expenses not deductible for tax purposes | 277,310 | 244,549 | 137,372 | 112,886 | 63,338 |
| Tax losses utilised | ( 3,453) | ( 6,906) | ( 10,863) | ( 9,958) | ( 14,232) |
| Income tax benefits on locally purchased machinery | ( 23,039) | ( 13,171) | ( 13,455) | ( 13,287) | ( 59,746) |
| Tax losses not recognised | 109,970 | 90,501 | 92,553 | 79,297 | 37,362 |
| Adjustments in respect of current tax of previous periods | - | - | - | - | ( 46,900) |
| Effect on opening deferred income tax due to a decrease in income tax rates | - | - | - | - | 600,189 |
| Income tax charge for the year/period | 179,321 | 409,507 | 596,289 | 499,668 | 1,411,560 |

The share of tax attributable to jointly-controlled entities amounting to RMB1,023,000, RMB9,962,000, RMB6,597,000 and RMB549,000 is included in the "Share of profits and losses of jointly-controlled entities" on the face of the consolidated income statements for the three years ended 31 December 2004, 2005 and 2006, and the eleven-month period ended 30 November 2007, respectively.

The share of tax attributable to associates amounting to RMB253,000, RMB1,232,000, RMB593,000 and RMB135,000 is included in the "Share of profits and losses of associates" on the face of the consolidated income statements for the three years ended 31 December 2004, 2005 and 2006, and the eleven-month period ended 30 November 2007, respectively.

12. Profit attributable to equity holder of the Company

The consolidated profit attributable to equity holder of the Company for the period ended 30 November 2007 includes a profit of RMB15,480,000 which has been dealt with in the financial statements of the Company (note 39 (b)).

13. Distributions

The distributions during the Relevant Periods are set out below:

| | Notes | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|---|
| | | 2004 | 2005 | 2006 | 2006 | 2007 |
| | | RMB'000 | RMB'000 | RMB'000 | RMB'000 (unaudited) | RMB'000 |
| Distributions relating to the Retained BOT Projects (note (a)) | | - | 132,681 | 305,142 | 279,747 | 701,455 |
| Distributions pursuant to the Restructuring: | | | | | | |
| (i) Property, plant and equipment (note (b)) | 15 | - | - | - | - | 1,111,263 |
| (ii) Prepaid land lease payments (note (b)) | 16 | - | - | - | - | 229,087 |
| (iii) Provision for supplementary pension subsidies (note (b)) | 35 | - | - | - | - | ( 2,880,020) |
| (iv) Deferred tax assets arising from provision for supplementary pension subsidies (note (b)) | 23 | - | - | - | - | 846,670 |
| (v) Special distribution (note (c)) | | - | - | - | - | 2,423,883 |
| Other distribution (note (d)) | | - | - | - | - | 2,252,651 |
| | | - | 132,681 | 305,142 | 279,747 | 4,684,989 |

13. Distributions (continued)

Notes:

(a) The distributions during the Relevant Periods mainly represented payments made by the Group on behalf of the project companies of the Retained BOT Projects which had been carved-out and treated as deemed distributions pursuant to the Restructuring as set out in note 1.

(b) Certain operating assets and liabilities historically associated with the Predecessor Operations include certain buildings and prepaid land lease payments that do not have perfected titles and ownership certificates and supplementary defined benefits of retirees together with the related deferred tax assets which were integral to the Predecessor Operations before the Restructuring. These assets and liabilities historically associated with the Predecessor Operations were retained by CRCCG by way of distributions to CRCCG and were not injected into the Company upon its incorporation on 5 November 2007.

(c) In accordance with the notice (財政部關於印發《企業公司制改建有關國有資本管理與財務處理的暫行規定》的通知) "Provisional Regulation Relating to Corporate Restructuring of Enterprises and Related Management of State-owned Capital and Financial Treatment" issued by the MOF (the English name of the notice is a direct translation of the Chinese name), which became effective from 27 August 2002, and pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CRCCG, which represents an amount equal to the net profit attributable to the equity holder of the Company, as determined based on the audited consolidated financial statements prepared in accordance with the New PRC GAAP, generated during the period from 31 December 2006 (date of the Restructuring) to 30 November 2007 by the businesses and operations contributed to the Group by CRCCG, after giving effect to relevant necessary adjustments.

(d) The other distribution represented an amount due from the ultimate holding company included in prepayments, deposits and other receivables which had been carved-out and treated as deemed distribution during the eleven-month period ended 30 November 2007(note 28).

The rates of distribution and the number of shares ranking for distribution are not presented as such information is not meaningful for the purpose of these financial statements.

No dividend was paid or declared by the Company during the Relevant Periods as it was incorporated on 5 November 2007.

Following the Restructuring, the payment of future dividends will be determined by the Company's Board of Directors. The payment of the dividends will depend upon, inter alia, the future earnings, capital requirements and financial conditions and general business conditions of the Company. As the controlling shareholder, CRCCG will be able to influence the Company's dividend policy.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

13. Distributions (continued)

Following the incorporation of the Company, under the Company Law of the PRC and the Company's Articles of Association, net profit after tax as reported in the statutory financial statements prepared in accordance with the New PRC GAAP can only be distributed as dividends after allowances have been made for the following:

(i) Making up prior years' cumulative losses, if any.

(ii) Allocations to the statutory common reserve fund of at least 10% of profit after tax, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under the New PRC GAAP. The transfer to this reserve must be made before any distribution of dividends to the shareholders.

The statutory common reserve fund can be used to offset previous years' losses, if any, and part of the statutory common reserve fund can be capitalised as the Company's share capital provided that the amount of the reserve remaining after the capitalisation shall not be less than 25% of the share capital of the Company.

(iii) Allocations to the discretionary common reserve if approved by the shareholders.

The above reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

After the listing of the Company's H Shares, in accordance with the Articles of Association of the Company, the net profit after tax of the Company for the purpose of dividends payment will be the lesser of (i) the net profit determined in accordance with the New PRC GAAP; and (ii) the net profit determined in accordance with IFRSs.

Prior to the incorporation of the Company on 5 November 2007, no profit appropriations to the aforesaid reserve funds were required.

14. Earnings per share attributable to equity holder of the Company

The calculation of basic earnings per share for each of the Relevant Periods is based on the profit attributable to equity holder of the Company for each of the Relevant Periods and the number of ordinary shares in issue during the Relevant Periods on the assumption that the 8,000 million ordinary shares in issue upon incorporation of the Company on 5 November 2007 had been in issue throughout the Relevant Periods.

No diluted earnings per share has been presented as the Company did not have any dilutive potential ordinary shares during the Relevant Periods.

15. Property, plant and equipment

Group

| | Buildings RMB'000 | Machinery RMB'000 | Vehicles RMB'000 | Production equipment RMB'000 | Measurement and experimental equipment RMB'000 | Other equipment RMB'000 | Construction in progress RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|---|---|
| Cost: | | | | | | | | |
| At 1 January 2004 | 5,938,601 | 5,760,921 | 2,713,786 | 1,244,422 | 548,384 | 1,330,712 | 502,462 | 18,039,288 |
| Additions | 231,773 | 1,054,674 | 496,291 | 274,594 | 113,313 | 461,158 | 445,377 | 3,077,180 |
| Transfer from construction in progress | 201,443 | 1,887 | 870 | 5,268 | - | 18,886 | (228,354) | - |
| Disposals | ( 260,971) | ( 440,562) | ( 343,229) | ( 137,508) | ( 87,893) | ( 232,063) | - | (1,502,226) |
| At 31 December 2004 | 6,110,846 | 6,376,920 | 2,867,718 | 1,386,776 | 573,804 | 1,578,693 | 719,485 | 19,614,242 |
| Accumulated depreciation and impairment: | | | | | | | | |
| At 1 January 2004 | (2,230,282) | (2,719,484) | (1,555,604) | ( 571,591) | ( 297,007) | ( 716,966) | ( 11,764) | ( 8,102,698) |
| Reversal of impairment/(impairment) for the year # (note 7) | 140,086 | ( 15,341) | - | - | - | - | - | 124,745 |
| Depreciation charge for the year (note 7) | ( 213,548) | ( 598,324) | ( 381,748) | ( 145,489) | ( 75,781) | ( 318,219) | - | ( 1,733,109) |
| Disposals | 104,565 | 256,816 | 222,833 | 108,477 | 56,047 | 121,961 | - | 870,699 |
| At 31 December 2004 | (2,199,179) | (3,076,333) | (1,714,519) | ( 608,603) | (316,741) | ( 913,224) | ( 11,764) | ( 8,840,363) |
| Net carrying amount: | | | | | | | | |
| At 31 December 2004 | 3,911,667 | 3,300,587 | 1,153,199 | 778,173 | 257,063 | 665,469 | 707,721 | 10,773,879 |
| At 1 January 2004 | 3,708,319 | 3,041,437 | 1,158,182 | 672,831 | 251,377 | 613,746 | 490,698 | 9,936,590 |

15. Property, plant and equipment (continued)

Group

| | Buildings RMB'000 | Machinery RMB'000 | Vehicles RMB'000 | Production equipment RMB'000 | Measurement and experimental equipment RMB'000 | Other equipment RMB'000 | Construction in progress RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|---|---|
| Cost: | | | | | | | | |
| At 1 January 2005 | 6,110,846 | 6,376,920 | 2,867,718 | 1,386,776 | 573,804 | 1,578,693 | 719,485 | 19,614,242 |
| Additions | 378,315 | 971,835 | 722,722 | 233,376 | 163,742 | 562,151 | 423,025 | 3,455,166 |
| Transfer from construction in progress | 378,369 | 3,303 | - | 2,335 | 234 | 59,903 | ( 444,144) | - |
| Disposals | ( 576,952) | ( 600,780) | ( 397,528) | ( 175,946) | ( 73,663) | ( 292,009) | ( 56,429) | (2,173,307) |
| At 31 December 2005 | 6,290,578 | 6,751,278 | 3,192,912 | 1,446,541 | 664,117 | 1,908,738 | 641,937 | 20,896,101 |
| Accumulated depreciation and impairment: | | | | | | | | |
| At 1 January 2005 | (2,199,179) | (3,076,333) | (1,714,519) | ( 608,603) | ( 316,741) | ( 913,224) | ( 11,764) | ( 8,840,363) |
| Impairment for the year # (note 7) | ( 10,434) | ( 13,081) | ( 1,717) | ( 6,793) | ( 356) | ( 83) | - | ( 32,464) |
| Depreciation charge for the year (note 7) | ( 198,258) | ( 635,045) | ( 446,627) | ( 183,628) | ( 112,195) | ( 363,126) | - | ( 1,938,879) |
| Disposals | 209,166 | 436,965 | 327,068 | 125,009 | 56,824 | 223,089 | 11,764 | 1,389,885 |
| At 31 December 2005 | (2,198,705) | (3,287,494) | (1,835,795) | ( 674,015) | ( 372,468) | (1,053,344) | - | ( 9,421,821) |
| Net carrying amount: | | | | | | | | |
| At 31 December 2005 | 4,091,873 | 3,463,784 | 1,357,117 | 772,526 | 291,649 | 855,394 | 641,937 | 11,474,280 |
| At 31 December 2004 | 3,911,667 | 3,300,587 | 1,153,199 | 778,173 | 257,063 | 665,469 | 707,721 | 10,773,879 |

15. Property, plant and equipment (continued)

Group

| | Buildings RMB'000 | Machinery RMB'000 | Vehicles RMB'000 | Production equipment RMB'000 | Measurement and experimental equipment RMB'000 | Other equipment RMB'000 | Construction in progress RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|---|---|
| Cost: | | | | | | | | |
| At 1 January 2006 | 6,290,578 | 6,751,278 | 3,192,912 | 1,446,541 | 664,117 | 1,908,738 | 641,937 | 20,896,101 |
| Additions | 627,970 | 2,579,797 | 806,739 | 322,419 | 197,948 | 984,836 | 626,596 | 6,146,305 |
| Transfer from construction in progress | 572,212 | 90,633 | 385 | 18,791 | 3,018 | 18,650 | (703,689) | - |
| Disposals | (794,567) | ( 733,863) | ( 319,931) | ( 137,439) | ( 66,489) | ( 283,322) | - | ( 2,335,611) |
| At 31 December 2006 | 6,696,193 | 8,687,845 | 3,680,105 | 1,650,312 | 798,594 | 2,628,902 | 564,844 | 24,706,795 |
| Accumulated depreciation and impairment: | | | | | | | | |
| At 1 January 2006 | (2,198,705) | (3,287,494) | (1,835,795) | ( 674,015) | ( 372,468) | (1,053,344) | - | ( 9,421,821) |
| Impairment for the year # (note 7) | ( 16,238) | ( 69,869) | ( 465) | - | ( 1,887) | ( 2,256) | ( 550) | ( 91,265) |
| Depreciation charge for the year (note 7) | ( 208,686) | ( 861,273) | ( 552,946) | ( 149,432) | ( 94,959) | ( 496,876) | - | ( 2,364,172) |
| Disposals | 271,352 | 461,617 | 288,090 | 78,563 | 56,442 | 180,541 | - | 1,336,605 |
| At 31 December 2006 | (2,152,277) | (3,757,019) | (2,101,116) | ( 744,884) | ( 412,872) | (1,371,935) | ( 550) | (10,540,653) |
| Net carrying amount: | | | | | | | | |
| At 31 December 2006 | 4,543,916 | 4,930,826 | 1,578,989 | 905,428 | 385,722 | 1,256,967 | 564,294 | 14,166,142 |
| At 31 December 2005 | 4,091,873 | 3,463,784 | 1,357,117 | 772,526 | 291,649 | 855,394 | 641,937 | 11,474,280 |

15. Property, plant and equipment (continued)

Group

| | Buildings RMB'000 | Machinery RMB'000 | Vehicles RMB'000 | Production equipment RMB'000 | Measurement and experimental equipment RMB'000 | Other equipment RMB'000 | Construction in progress RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|---|---|
| Cost: | | | | | | | | |
| At 1 January 2007 | 6,696,193 | 8,687,845 | 3,680,105 | 1,650,312 | 798,594 | 2,628,902 | 564,844 | 24,706,795 |
| Additions | 356,933 | 1,915,365 | 892,712 | 775,213 | 169,529 | 653,954 | 1,363,358 | 6,127,064 |
| Transfer from construction in progress | 35,452 | 13,124 | 3,604 | 2,248 | 649 | 108 | ( 55,185) | - |
| Transfer to prepaid land lease payments (note 16) | - | - | - | - | - | - | ( 5,702) | ( 5,702) |
| Disposals | ( 93,558) | ( 850,099) | ( 339,172) | ( 197,894) | ( 72,235) | ( 469,124) | - | (2,022,082) |
| Distributions to CRCCG pursuant to the Restructuring | (1,785,456) | - | - | - | - | - | ( 23,667) | (1,809,123) |
| Disposal of a subsidiary (note 40 (a)) | ( 53,616) | - | ( 1,442) | - | - | ( 571) | ( 375,219) | ( 430,848) |
| At 30 November 2007 | 5,155,948 | 9,766,235 | 4,235,807 | 2,229,879 | 896,537 | 2,813,269 | 1,468,429 | 26,566,104 |
| Accumulated depreciation and impairment: | | | | | | | | |
| At 1 January 2007 | (2,152,277) | (3,757,019) | (2,101,116) | ( 744,884) | ( 412,872) | (1,371,935) | ( 550) | (10,540,653) |
| Impairment for the period # (note 7) | - | ( 970) | - | - | - | ( 46) | - | (1,016) |
| Depreciation charge for the period (note 7) | ( 246,308) | (1,053,323) | ( 703,362) | ( 247,767) | ( 136,889) | ( 541,275) | - | ( 2,928,924) |
| Disposals | 91,908 | 367,797 | 217,677 | 98,971 | 27,289 | 306,767 | - | 1,110,409 |
| Distributions to CRCCG pursuant to the Restructuring | 697,860 | - | - | - | - | - | - | 697,860 |
| Disposal of a subsidiary (note 40 (a)) | 1,050 | - | 386 | - | - | 321 | - | 1,757 |
| At 30 November 2007 | (1,607,767) | (4,443,515) | (2,586,415) | ( 893,680) | ( 522,472) | (1,606,168) | ( 550) | (11,660,567) |
| Net carrying amount: | | | | | | | | |
| At 30 November 2007 | 3,548,181 | 5,322,720 | 1,649,392 | 1,336,199 | 374,065 | 1,207,101 | 1,467,879 | 14,905,537 |
| At 31 December 2006 | 4,543,916 | 4,930,826 | 1,578,989 | 905,428 | 385,722 | 1,256,967 | 564,294 | 14,166,142 |

15. Property, plant and equipment (continued)

# Impairment losses of approximately RMB15,341,000, RMB32,464,000, RMB91,265,000 and RMB1,016,000 were recognised in the consolidated income statements for the three years ended 31 December 2004, 2005 and 2006 and the eleven-month period ended 30 November 2007, respectively, which mainly represented the write down of certain items of buildings, machinery and production equipment in the construction operations segment and other business operations segment to their recoverable amounts. In addition, reversal of impairment losses of approximately RMB140,086,000 was recognised in the consolidated income statement for the year ended 31 December 2004 to reverse the previously recognised impairment losses of certain items of buildings in the other business operations segment to their recoverable amounts. The recoverable amounts were mainly determined based on the fair values from independent valuations less costs to sell.

Company

| | Buildings RMB'000 | Vehicles RMB'000 | Production equipment RMB'000 | Other equipment RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|
| Cost: | | | | | |
| Injection to the Company upon its incorporation | 2,435 | 27,715 | 3,093 | 21,599 | 54,842 |
| Additions | - | 450 | - | - | 450 |
| Disposals | - | - | - | ( 14) | ( 14) |
| At 30 November 2007 | 2,435 | 28,165 | 3,093 | 21,585 | 55,278 |
| Accumulated depreciation and impairment: | | | | | |
| Injection to the Company upon its incorporation | ( 46) | ( 10,746) | ( 1,067) | ( 7,239) | ( 19,098) |
| Depreciation charge for the period | ( 5) | ( 368) | ( 25) | ( 282) | ( 680) |
| At 30 November 2007 | ( 51) | ( 11,114) | ( 1,092) | ( 7,521) | ( 19,778) |
| Net carrying amount: | | | | | |
| At 30 November 2007 | 2,384 | 17,051 | 2,001 | 14,064 | 35,500 |

Certain of the Group's interest-bearing bank and other borrowings were secured by certain of the Group's buildings and machinery, which had an aggregate net carrying amount of approximately RMB68,071,000, RMB305,190,000, RMB459,487,000 and RMB204,378,000 as at 31 December 2004, 2005 and 2006 and 30 November 2007, respectively (note 33).

The net carrying amount of the Group's property, plant and equipment held under finance leases included in the total amount of machinery amounted to RMB145,852,000 and RMB148,551,000 as at 31 December 2006 and 30 November 2007, respectively (note 34).

As at 30 November 2007, the Group was in the process of applying to obtain the title certificates of certain of its buildings with an aggregate net carrying amount of approximately RMB57,591,000. After consulting the legal advisor of the Company, the Directors are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The Directors are also of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 30 November 2007.

16. Prepaid land lease payments

Group

| | Year ended 31 December | | | Eleven-month period ended 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Carrying amount at beginning of the year/period | 1,331,350 | 1,367,019 | 1,323,484 | 1,470,069 |
| Additions | 97,696 | 66,092 | 215,371 | 421,809 |
| Injection by CRCCG pursuant to the Restructuring (note 40 (b)) | - | - | - | 3,074,967 |
| Transfer from construction in progress (note 15) | - | - | - | 5,702 |
| Disposals | ( 37,456) | ( 83,337) | ( 27,635) | ( 57,221) |
| Amortisation for the year/period (note 7) | ( 24,571) | ( 26,290) | ( 25,857) | ( 34,864) |
| Impairment for the year/period (note 7) | - | - | ( 15,294) | - |
| Distributions to CRCCG pursuant to the Restructuring | - | - | - | ( 229,087) |
| Carrying amount at end of the year/period | 1,367,019 | 1,323,484 | 1,470,069 | 4,651,375 |
| Portion classified as current assets | ( 24,444) | ( 25,838) | ( 28,823) | ( 100,096) |
| Non-current portion | 1,342,575 | 1,297,646 | 1,441,246 | 4,551,279 |

The carrying amount of the Group's prepaid land lease payments represented land use rights in the PRC and are held under the following lease terms:

| | 31 December | | | 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Lease term, at carrying amount: | | | | |
| Long term leases of not less than 50 years | 41,084 | 42,254 | 43,038 | 49,854 |
| Medium term leases of less than 50 years but not less than 10 years | 1,316,063 | 1,272,542 | 1,417,428 | 4,588,330 |
| Short term leases of less than 10 years | 9,872 | 8,688 | 9,603 | 13,191 |
| | 1,367,019 | 1,323,484 | 1,470,069 | 4,651,375 |

16. Prepaid land lease payments (continued)

Certain of the Group's interest-bearing bank and other borrowings were secured by the Group's prepaid land lease payments, which had an aggregate carrying amount of approximately RMB44,730,000, RMB57,673,000, RMB30,120,000 and RMB49,873,000 as at 31 December 2004, 2005 and 2006 and 30 November 2007, respectively (note 33).

As at 30 November 2007, the Group was in the process of applying to obtain the title certificates of certain of its land use rights in the PRC with an aggregate carrying amount of approximately RMB218,873,000. After consulting the legal advisor of the Company, the Directors are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned land use rights. The Directors are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 30 November 2007.

17. Intangible assets

Group

| | Concession assets RMB'000 | Computer software RMB'000 | Others RMB'000 | Total RMB'000 |
|---|---|---|---|---|
| Cost: | | | | |
| At 1 January 2004 | - | 8,862 | 17,093 | 25,955 |
| Additions (note (a)) | 111,584 | 5,997 | 848 | 118,429 |
| Disposals | - | ( 7) | - | ( 7) |
| At 31 December 2004 | 111,584 | 14,852 | 17,941 | 144,377 |
| Accumulated amortisation: | | | | |
| At 1 January 2004 | - | ( 1,181) | ( 9,423) | ( 10,604) |
| Amortisation for the year (note 7) | - | ( 1,374) | ( 1,085) | ( 2,459) |
| At 31 December 2004 | - | ( 2,555) | ( 10,508) | ( 13,063) |
| Net carrying amount: | | | | |
| At 31 December 2004 | 111,584 | 12,297 | 7,433 | 131,314 |
| At 1 January 2004 | - | 7,681 | 7,670 | 15,351 |

17. Intangible assets (continued)

Group

| | Concession assets RMB'000 | Computer software RMB'000 | Others RMB'000 | Total RMB'000 |
|---|---|---|---|---|
| Cost: | | | | |
| At 1 January 2005 | 111,584 | 14,852 | 17,941 | 144,377 |
| Additions | 9,638 | 10,649 | 2 | 20,289 |
| Disposals | - | ( 747) | ( 321) | ( 1,068) |
| At 31 December 2005 | 121,222 | 24,754 | 17,622 | 163,598 |
| Accumulated amortisation: | | | | |
| At 1 January 2005 | - | ( 2,555) | ( 10,508) | ( 13,063) |
| Amortisation for the year (note 7) | ( 4,898) | ( 3,031) | ( 926) | ( 8,855) |
| Disposals | - | 252 | 167 | 419 |
| At 31 December 2005 | ( 4,898) | ( 5,334) | ( 11,267) | ( 21,499) |
| Net carrying amount: | | | | |
| At 31 December 2005 | 116,324 | 19,420 | 6,355 | 142,099 |
| At 31 December 2004 | 111,584 | 12,297 | 7,433 | 131,314 |
| Cost: | | | | |
| At 1 January 2006 | 121,222 | 24,754 | 17,622 | 163,598 |
| Additions | 200,070 | 13,579 | 968 | 214,617 |
| Disposals | - | ( 827) | ( 629) | ( 1,456) |
| At 31 December 2006 | 321,292 | 37,506 | 17,961 | 376,759 |
| Accumulated amortisation: | | | | |
| At 1 January 2006 | ( 4,898) | ( 5,334) | ( 11,267) | ( 21,499) |
| Amortisation for the year (note 7) | ( 6,987) | ( 8,356) | ( 1,118) | ( 16,461) |
| Disposals | - | 51 | - | 51 |
| At 31 December 2006 | ( 11,885) | ( 13,639) | ( 12,385) | ( 37,909) |
| Net carrying amount: | | | | |
| At 31 December 2006 | 309,407 | 23,867 | 5,576 | 338,850 |
| At 31 December 2005 | 116,324 | 19,420 | 6,355 | 142,099 |

17. Intangible assets (continued)

Group

| | Concession assets RMB'000 | Computer software RMB'000 | Others RMB'000 | Total RMB'000 |
|---|---|---|---|---|
| Cost: | | | | |
| At 1 January 2007 | 321,292 | 37,506 | 17,961 | 376,759 |
| Additions | 692,668 | 4,929 | 7,093 | 704,690 |
| Disposals | - | ( 9,937) | ( 4,566) | ( 14,503) |
| At 30 November 2007 | 1,013,960 | 32,498 | 20,488 | 1,066,946 |
| Accumulated amortisation and impairment: | | | | |
| At 1 January 2007 | ( 11,885) | ( 13,639) | ( 12,385) | ( 37,909) |
| Impairment for the period (note 7) | - | ( 508) | - | ( 508) |
| Amortisation for the period (note 7) | ( 6,536) | ( 7,880) | ( 6,680) | ( 21,096) |
| Disposals | - | 2,205 | 969 | 3,174 |
| At 30 November 2007 | ( 18,421) | ( 19,822) | ( 18,096) | ( 56,339) |
| Net carrying amount: | | | | |
| At 30 November 2007 | 995,539 | 12,676 | 2,392 | 1,010,607 |
| At 31 December 2006 | 309,407 | 23,867 | 5,576 | 338,850 |

Notes:

(a) As at 31 December 2004, all the concession assets were still under construction and no amortisation was charged for the year ended 31 December 2004.

(b) As at 30 November 2007, certain of the Group's interest-bearing bank and other borrowings were secured by certain of the Group's intangible assets, which had an aggregate carrying amount of approximately RMB184,261,000 (note 33).

18. Investments in subsidiaries

Company

| | 30 November 2007 RMB'000 |
|---|---|
| Unlisted investments, at cost | 11,939,492 |

Particulars of the principal subsidiaries of the Company are set out in note 1 above.

19. Interests in jointly-controlled entities

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 RMB'000 | 2005 RMB'000 | 2006 RMB'000 | 2007 RMB'000 | 2007 RMB'000 |
| Unlisted investments, at cost | - | - | - | - | 62,580 |
| Share of net assets | 29,991 | 63,334 | 68,381 | 72,421 | - |
| | 29,991 | 63,334 | 68,381 | 72,421 | 62,580 |

Particulars of the principal jointly-controlled entities of the Group are set out in note 1 above.

The following tables illustrate the summarised financial information of the Group's jointly-controlled entities:

| | 31 December | | | 30 November |
|---|---|---|---|---|
| | 2004 RMB'000 | 2005 RMB'000 | 2006 RMB'000 | 2007 RMB'000 |
| Share of the jointly-controlled entities' assets and liabilities: | | | | |
| Current assets | 94,890 | 187,298 | 220,470 | 425,856 |
| Non-current assets | 2,600 | 7,688 | 3,371 | 3,513 |
| Current liabilities | (67,162) | (131,364) | (155,182) | (307,876) |
| Non-current liabilities | (337) | (288) | (278) | (49,072) |
| Net assets | 29,991 | 63,334 | 68,381 | 72,421 |

19. Interests in jointly-controlled entities (continued)

| | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|
| | 2004 RMB'000 | 2005 RMB'000 | 2006 RMB'000 | 2006 RMB'000 (unaudited) | 2007 RMB'000 |
| Share of the jointly-controlled entities' results: | | | | | |
| Revenue | 116,557 | 121,015 | 41,242 | 38,825 | 27,485 |
| Other income | 3,324 | 11,292 | 11,598 | 10,616 | 9,572 |
| Total revenue | 119,881 | 132,307 | 52,840 | 49,441 | 37,057 |
| Total expenses | ( 69,236) | ( 88,223) | ( 20,708) | ( 20,571) | ( 23,649) |
| Tax | ( 1,023) | ( 9,962) | ( 6,597) | ( 5,907) | ( 549) |
| Profit after tax | 49,622 | 34,122 | 25,535 | 22,963 | 12,859 |

20. Interests in associates

Group

| | 31 December | | | 30 November |
|---|---|---|---|---|
| | 2004 RMB'000 | 2005 RMB'000 | 2006 RMB'000 | 2007 RMB'000 |
| Share of net assets | 158,548 | 348,855 | 371,545 | 236,932 |
| Provision for impairment | ( 5,810) | ( 5,810) | ( 5,810) | ( 1,851) |
| | 152,738 | 343,045 | 365,735 | 235,081 |

Particulars of the principal associates of the Group are set out in note 1 above.

The following tables illustrate the summarised financial information of the Group's associates extracted from their audited financial statements or management accounts:

| | 31 December | | | 30 November |
|---|---|---|---|---|
| | 2004 RMB'000 | 2005 RMB'000 | 2006 RMB'000 | 2007 RMB'000 |
| Aggregate of associates' financial position: | | | | |
| Assets | 816,628 | 1,995,211 | 2,284,456 | 1,339,399 |
| Liabilities | 489,116 | 1,153,530 | 1,346,608 | 855,262 |

20. Interests in associates (continued)

| | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 (unaudited) | RMB'000 |
| Aggregate of associates' results: | | | | | |
| Revenue | 176,557 | 432,988 | 902,048 | 849,916 | 811,833 |
| Profit for the year/period | 1,316 | 17,754 | 962 | 888 | 43,272 |

21. Held-to-maturity investments

Group

| | 31 December | | | 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Debt investments: | | | | |
| - Listed in Mainland China | 39,380 | 7,864 | 7,447 | 7,447 |
| - Unlisted | 267,139 | 357,148 | 316,724 | 36,376 |
| | 306,519 | 365,012 | 324,171 | 43,823 |
| Provision for impairment | ( 1,458) | ( 500) | - | - |
| | 305,061 | 364,512 | 324,171 | 43,823 |
| Portion classified as current assets | ( 150,000) | ( 192,000) | ( 305,038) | ( 25,005) |
| Non-current portion | 155,061 | 172,512 | 19,133 | 18,818 |
| Held-to-maturity investments are analysed as follows: | | | | |
| - Central governments and central banks | 34,520 | 7,479 | 2,167 | 1,925 |
| - Corporate entities | 270,541 | 357,033 | 322,004 | 41,898 |
| | 305,061 | 364,512 | 324,171 | 43,823 |

21. Held-to-maturity investments (continued)

Movements in the provision for impairment of held-to-maturity investments are as follow:

Group

| | Year ended 31 December | | | Eleven-month period ended 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| At beginning of the year/period | - | 1,458 | 500 | - |
| Impairment/(reversal of impairment) for the year/period (note 7) | 1,458 | ( 958) | - | - |
| Written off | - | - | ( 500) | - |
| At end of the year/period | 1,458 | 500 | - | - |

During the Relevant Periods, the effective interest rates of the held-to-maturity investments ranged from 4.0% to 5.3% per annum. The carrying amounts of the held-to-maturity investments approximate their fair values.

22. Available-for-sale investments

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Listed equity investments in Mainland China, at fair value | 6,569 | 6,701 | 6,654 | 309,165 | 144,717 |
| Unlisted equity investments, at cost | 326,998 | 463,604 | 547,159 | 567,602 | 91,179 |
| Provision for impairment | ( 17,814) | ( 18,572) | ( 18,432) | ( 12,530) | - |
| | 309,184 | 445,032 | 528,727 | 555,072 | 91,179 |
| Listed bond investments in Mainland China, at fair value | 23,681 | 4,274 | 2,430 | 2,366 | - |
| | 339,434 | 456,007 | 537,811 | 866,603 | 235,896 |

The unlisted equity investments are equity securities issued by private entities established in the PRC. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the Directors are of the opinion that their fair values cannot be measured reliably.

22. Available-for-sale investments (continued)

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Available-for-sale investments are analysed as follows: | | | | | |
| - Central governments and central banks | 3,681 | 4,274 | 2,430 | 2,366 | - |
| - Banks and other financial institutions | 54,162 | 54,562 | 50,442 | 251,199 | 144,717 |
| - Corporate entities | 281,591 | 397,171 | 484,939 | 613,038 | 91,179 |
| | 339,434 | 456,007 | 537,811 | 866,603 | 235,896 |

Movements in the provision for impairment of available-for-sale investments are as follow:

Group

| | Year ended 31 December | | | Eleven-month period ended 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| At beginning of the year/period | 13,469 | 17,814 | 18,572 | 18,432 |
| Impairment for the year/period (note 7) | 4,345 | 758 | 951 | - |
| Written off | - | - | ( 1,091) | ( 5,902) |
| At end of the year/period | 17,814 | 18,572 | 18,432 | 12,530 |

The gross gain of the Group's available-for-sale investments recognised directly in its equity amounted to RMB247,637,000 for the eleven-month period ended 30 November 2007.

The gross gain of the Company's available-for-sale investments recognised in its equity amounted to RMB36,309,000 for the period from 5 November 2007 (date of incorporation of the Company) to 30 November 2007 (note 39 (b)).

The fair values of listed equity and bond investments are based on quoted market prices.

23. Deferred tax assets and deferred tax liabilities

The movements in deferred tax assets and deferred tax liabilities during the Relevant Periods are as follows:

| | Group | | | | Company |
|---|---|---|---|---|---|
| | Year ended 31 December | | | Eleven-month period ended 30 November | Eleven-month period ended 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| At beginning of the year/period, net | 3,752,120 | 3,742,007 | 3,583,470 | 3,292,051 | - |
| Injection to the Company upon its incorporation | - | - | - | - | 12,448 |
| Deferred tax charged to the income statements during the year/period (note 11) | ( 10,113) | ( 158,537) | ( 291,419) | ( 398,319) | - |
| Deferred tax charged to equity during the year/period: | | | | | |
| (i) Deferred tax assets on revaluation surplus arising from the Restructuring | - | - | - | 1,051,303 | - |
| (ii) Distributions of deferred tax assets arising from provision for supplementary pension subsidies to CRCCG pursuant to the Restructuring | - | - | - | ( 846,670) | - |
| (iii) Deferred tax liabilities arising from changes in fair values of available-for-sale investments | - | - | - | ( 21,522) | ( 9,077) |
| At end of the year/period, net | 3,742,007 | 3,583,470 | 3,292,051 | 3,076,843 | 3,371 |

23. Deferred tax assets and deferred tax liabilities (continued)

The Group's and the Company's deferred tax assets and deferred tax liabilities are attributed to the following items, which are reflected in the balance sheets:

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Deferred tax assets: | | | | | |
| Provisions for supplementary pension subsidies and early retirement benefits | 3,544,873 | 3,494,338 | 3,395,518 | 1,841,240 | 12,448 |
| Provision for impairment of assets | 241,908 | 236,344 | 264,173 | 167,597 | - |
| Provision for foreseeable losses on construction contracts | 400,362 | 329,870 | 188,653 | 90,057 | - |
| Tax losses available for offset against future taxable income | 10,478 | 2,205 | 245 | 41,967 | - |
| Accruals and provisions | 70,169 | 66,032 | 69,894 | 36,103 | - |
| Additional tax deduction on revaluation surplus arising from the Restructuring | - | - | - | 1,051,303 | - |
| Others | 4,452 | 19,622 | 9,648 | 16,159 | - |
| | 4,272,242 | 4,148,411 | 3,928,131 | 3,244,426 | 12,448 |
| Deferred tax liabilities: | | | | | |
| Recognition of revenue on construction contracts | ( 142,009) | ( 150,437) | ( 221,082) | ( 146,061) | - |
| Provision for staff welfare fund | ( 388,226) | ( 414,504) | ( 414,998) | - | - |
| Available-for-sale investments | - | - | - | ( 21,522) | ( 9,077) |
| | ( 530,235) | ( 564,941) | ( 636,080) | ( 167,583) | ( 9,077 ) |
| | 3,742,007 | 3,583,470 | 3,292,051 | 3,076,843 | 3,371 |

As at 31 December 2004, 2005 and 2006, and 30 November 2007, deferred tax assets that had not been recognised in respect of tax losses of the Group arising in the PRC were RMB69,454,000, RMB91,385,000, RMB87,620,000 and RMB89,643,000, respectively, which were available for a maximum of five years for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of the tax losses as it is not considered probable that taxable profits will be available against which the tax losses can be utilised.

As at 31 December 2004, 2005 and 2006, and 30 November 2007, there was no significant unrecognised deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, jointly-controlled entities or associates as the Group has no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

## 24. Inventories

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Raw materials | 2,378,626 | 2,614,188 | 3,479,774 | 4,405,403 | 1,251 |
| Work-in-progress | 709,553 | 744,153 | 847,270 | 755,185 | - |
| Finished goods | 375,645 | 533,956 | 581,212 | 695,097 | - |
| Spare parts | 546,837 | 673,606 | 1,086,213 | 2,034,029 | - |
| | 4,010,661 | 4,565,903 | 5,994,469 | 7,889,714 | 1,251 |

As at 30 November 2007, certain of the Group's interest-bearing bank and other borrowings were secured by certain of the Group's inventories, which had an aggregate carrying amount of approximately RMB188,469,000 (note 33).

## 25. Completed properties held for sale

Group

| | 31 December | | | 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Cost | 384,199 | 444,934 | 387,912 | 396,276 |
| Provision for impairment | ( 80,748) | ( 86,792) | ( 91,508) | ( 77,409) |
| | 303,451 | 358,142 | 296,404 | 318,867 |

26. Construction contracts

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Gross amount due from contract customers for contract work | 13,126,531 | 23,172,205 | 28,054,058 | 36,029,555 | 1,537,182 |
| Gross amount due to contract customers for contract work | ( 5,995,098) | ( 8,977,285) | (14,408,867) | (13,959,780) | - |
| | 7,131,433 | 14,194,920 | 13,645,191 | 22,069,775 | 1,537,182 |
| Contract costs incurred plus recognised profits less recognised losses to date | 171,312,054 | 246,122,993 | 356,352,731 | 484,772,102 | 1,918,902 |
| Less: Progress billings received and receivable | (164,180,621) | (231,928,073) | (342,707,540) | ( 462,702,327) | ( 381,720) |
| | 7,131,433 | 14,194,920 | 13,645,191 | 22,069,775 | 1,537,182 |

The amounts due from the ultimate holding company, fellow subsidiaries and associates included in the gross amount due from contract customers for contract work can be analysed as follows:

| Group | 31 December | | | 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Ultimate holding company | - | - | 4,261 | - |
| Fellow subsidiaries | 9,880 | 30,445 | 56,063 | 36,389 |
| Associates | - | - | 4,923 | - |
| | 9,880 | 30,445 | 65,247 | 36,389 |

26. Construction contracts (continued)

The amounts due to the ultimate holding company and fellow subsidiaries included in the gross amount due to contract customers for contract work can be analysed as follows:

| Group | | 31 December | | 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Ultimate holding company | - | 13,252 | - | - |
| Fellow subsidiaries | 2,792 | 29 | 11,021 | - |
| | 2,792 | 13,281 | 11,021 | - |

The above amounts are unsecured, non-interest-bearing and repayable on similar credit terms to those offered to the major customers of the Group.

27. Trade and bills receivables

The Group's major customers are the PRC government agencies and other state-owned enterprises. The majority of the Group's revenues are generated through construction projects and settlement is made in accordance with the terms specified in the contracts governing the relevant transactions. The Group does not have a standardised and universal credit period granted to the construction service customers. The credit period of individual construction service customers is considered on a case-by-case basis and set out in the construction contracts, as appropriate. For sale of products, a credit period ranging from 30 to 90 days may be granted to large or long-established customers with good repayment history. Revenues from small, new or short-term customers are normally expected to be settled shortly after provision of services or delivery of goods. No credit period is set by the Group for small, new or short term customers. For retention money receivables in respect of construction work carried out by the Group, the due dates usually range from one to six years after the completion of the construction work. Trade and bills receivables are non-interest-bearing.

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Bills receivables | 97,677 | 59,445 | 150,071 | 138,699 | - |
| Trade receivables | 12,308,760 | 14,597,380 | 19,752,297 | 22,589,831 | 960 |
| Retention money receivables | 2,602,464 | 3,475,702 | 4,810,010 | 5,522,153 | 7,265 |
| Provision for impairment | ( 638,694) | ( 668,569) | ( 711,253) | ( 641,525) | - |
| | 14,370,207 | 17,463,958 | 24,001,125 | 27,609,158 | 8,225 |
| Portion classified as current assets | (13,458,411) | (16,189,087) | (22,430,313) | (26,691,973) | ( 8,225) |
| Non-current portion | 911,796 | 1,274,871 | 1,570,812 | 917,185 | - |

An aged analysis of the Group's and the Company's trade and bills receivables, based on invoiced date and net of provision for impairment of trade receivables, as at the balance sheet dates is as follows:

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Within 6 months | 7,606,512 | 9,104,153 | 14,056,279 | 18,334,059 | - |
| 6 months to 1 year | 3,920,330 | 5,118,118 | 5,717,934 | 5,527,010 | - |
| 1 year to 2 years | 1,915,955 | 2,060,811 | 2,767,670 | 2,439,173 | - |
| 2 years to 3 years | 596,341 | 787,957 | 928,383 | 847,737 | 8,225 |
| More than 3 years | 331,069 | 392,919 | 530,859 | 461,179 | - |
| | 14,370,207 | 17,463,958 | 24,001,125 | 27,609,158 | 8,225 |

27. Trade and bills receivables (continued)

An aged analysis of the trade and bills receivables, that are neither individually nor collectively considered to be impaired, is as follows:

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Neither past due nor impaired | 7,746,195 | 9,729,691 | 15,543,660 | 19,865,122 | 7,265 |
| Past due but not impaired | | | | | |
| Less than 3 months past due | 363,560 | 689,582 | 760,929 | 439,613 | - |
| 3 to 6 months past due | 688,593 | 450,759 | 643,965 | 546,366 | - |
| Over 6 months past due | 776,525 | 741,178 | 795,739 | 592,565 | 960 |
| | 9,574,873 | 11,611,210 | 17,744,293 | 21,443,666 | 8,225 |

Movements in the provision for impairment of trade receivables are as follows:

Group

| | Year ended 31 December | | | Eleven-month period ended 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| At beginning of the year/period | 541,166 | 638,694 | 668,569 | 711,253 |
| Impairment for the year/period (note 7) | 98,504 | 67,622 | 79,016 | 16,866 |
| Written off | (976) | (37,747) | (36,332) | (86,594) |
| At end of the year/period | 638,694 | 668,569 | 711,253 | 641,525 |

27. Trade and bills receivables (continued)

The amounts due from the ultimate holding company, fellow subsidiaries, jointly-controlled entities and associates included in the trade and bills receivables can be analysed as follows:

| Group | | 31 December | | 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Ultimate holding company | 6,468 | 8,136 | 4,496 | - |
| Fellow subsidiaries | 38,111 | 59,368 | 78,421 | 106,682 |
| Jointly-controlled entities | - | 8,300 | 14,328 | 3,239 |
| Associates | 1,741 | 711 | 87,709 | 45,775 |
| | 46,320 | 76,515 | 184,954 | 155,696 |

The above amounts are unsecured and repayable on similar credit terms to those offered to the major customers of the Group. Except for amounts of RMB8,650,000, RMB7,679,000 and RMB4,650,000 which are interest-bearing at rates ranging from 5.0% to 8.0% per annum as at 31 December 2004, 2005 and 2006, respectively, the above amounts are non-interest-bearing.

The weighted average effective interest rates on non-current receivables are as follows:

| | | 31 December | | 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| Effective interest rates | 5.54% | 5.76% | 6.03% | 6.84% |

The weighted average effective interest rates are determined by reference to the prevailing commercial bank borrowing interest rates for unsecured bank loans with similar maturities.

The carrying amounts of the current trade and bills receivables approximate their fair values. In addition, as the non-current trade and bills receivables have been discounted based on the effective interest rates, the carrying amounts of non-current trade and bills receivables approximate their fair values.

28. Prepayments, deposits and other receivables

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Advances to suppliers | 6,507,814 | 7,786,311 | 10,694,037 | 15,096,084 | 1,429,341 |
| Prepayments | 116,882 | 126,998 | 156,695 | 109,157 | - |
| Deposits and other receivables * | 9,141,069 | 10,530,626 | 10,734,683 | 12,203,378 | 4,056,796 |
| | 15,765,765 | 18,443,935 | 21,585,415 | 27,408,619 | 5,486,137 |
| Portion classified as current assets | (15,741,978) | (18,391,030) | (21,524,630) | (27,328,069) | ( 5,486,137) |
| Non-current portion | 23,787 | 52,905 | 60,785 | 80,550 | - |

* Deposits and other receivables mainly represented bidding bonds, performance bonds and various deposits required for the Group's business operations.

Movements in the provision for impairment of other receivables are as follows:

| Group | Year ended 31 December | | | Eleven-month period ended 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| At beginning of the year/period | 251,135 | 244,161 | 277,022 | 298,726 |
| Impairment/(reversal of impairment) for the year/period (note 7) | 2,093 | 41,337 | 42,614 | ( 8,146) |
| Written off | ( 9,067) | ( 8,476) | ( 20,910) | ( 46,419) |
| At end of the year/period | 244,161 | 277,022 | 298,726 | 244,161 |

28. Prepayments, deposits and other receivables (continued)

The amounts due from the ultimate holding company, fellow subsidiaries, jointly-controlled entities, associates and subsidiaries included in the above can be analysed as follows:

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Ultimate holding company | 492,506 | 1,080,610 | 1,434,405 | - | - |
| Fellow subsidiaries | 672,512 | 213,359 | 106,688 | - | - |
| Jointly-controlled entities | 29,776 | 30,610 | 126,136 | 396,072 | 275,808 |
| Associates | 4,928 | 1,349 | 11,580 | 386,694 | - |
| Subsidiaries | - | - | - | - | 3,814,179 |
| | 1,199,722 | 1,325,928 | 1,678,809 | 782,766 | 4,089,987 |

The above amounts are unsecured, non-interest-bearing and have no fixed terms of repayment.

During the eleven-month period ended 30 November 2007, an amount due from the ultimate holding company included in prepayments, deposits and other receivables of RMB2,252,651,000 had been carved-out and treated as deemed distribution (note 13).

The weighted average effective interest rates on non-current receivables are as follows:

| | 31 December | | | 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| Effective interest rates | 5.54% | 5.76% | 6.03% | 6.84% |

The weighted average effective interest rates are determined by reference to the prevailing commercial bank borrowing interest rates for unsecured bank loans with similar maturities.

The carrying amounts of the current other receivables approximate their fair values. In addition, as the non-current other receivables have been discounted based on the effective interest rates, the carrying amounts of non-current other receivables approximate their fair values.

29. Financial assets at fair value through profit or loss

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Bond investments: | | | | | |
| - Listed in Mainland China, at market value | 231,674 | 45,484 | 800 | 800 | - |
| Equity investments: | | | | | |
| - Listed in Mainland China, at market value | 93,985 | 53,493 | 64,427 | 109,817 | 109,284 |
| | 325,659 | 98,977 | 65,227 | 110,617 | 109,284 |
| Financial assets at fair value through profit or loss are analysed as follows: | | | | | |
| - Central governments and central banks | 230,443 | 45,484 | 800 | 800 | - |
| - Public sector entities | 31 | - | - | - | - |
| - Banks and other financial institutions | 30,858 | - | - | 5,169 | 5,169 |
| - Corporate entities | 64,327 | 53,493 | 64,427 | 104,648 | 104,115 |
| | 325,659 | 98,977 | 65,227 | 110,617 | 109,284 |

30. Cash and cash equivalents and pledged deposits

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Cash and bank balances | 11,763,311 | 14,347,710 | 18,537,051 | 22,508,630 | 2,615,726 |
| Time deposits | 2,206,270 | 2,823,212 | 3,232,060 | 4,238,125 | 700,935 |
| | 13,969,581 | 17,170,922 | 21,769,111 | 26,746,755 | 3,316,661 |
| Less: Pledged bank balances for | | | | | |
| - Bills payable (note 31) | ( 150,801) | ( 199,224) | ( 336,234) | ( 391,690) | - |
| - Projects bidding | ( 218,170) | ( 237,657) | ( 452,031) | ( 585,672) | - |
| Less: Pledged time deposits for | | | | | |
| - Bank loans (note 33) | - | ( 34,618) | - | - | - |
| - Bank loan of an associate (note 43) | - | - | ( 20,000) | - | - |
| | ( 368,971) | ( 471,499) | ( 808,265) | ( 977,362) | - |
| Cash and cash equivalents in the balance sheets | 13,600,610 | 16,699,423 | 20,960,846 | 25,769,393 | 3,316,661 |
| Less: Non-pledged time deposits with original maturity of three months or more when acquired | ( 1,924,253) | (2,474,835) | (2,587,211) | (2,139,358) | |
| Cash and cash equivalents in the consolidated cash flow statements | 11,676,357 | 14,224,588 | 18,373,635 | 23,630,035 | |
| Cash and bank balances and time deposits denominated in: | | | | | |
| - RMB | 13,259,139 | 15,518,168 | 20,288,033 | 24,240,281 | 3,186,809 |
| - United States dollars | 481,966 | 1,357,166 | 852,257 | 1,218,953 | 102,020 |
| - Other currencies | 228,476 | 295,588 | 628,821 | 1,287,521 | 27,832 |
| | 13,969,581 | 17,170,922 | 21,769,111 | 26,746,755 | 3,316,661 |

30. Cash and cash equivalents and pledged deposits (continued)

The RMB is not freely convertible into other currencies. However, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Time deposits are made for three months to one year, and earn interest at the respective time deposit rates. The carrying amounts of the cash and cash equivalents and pledged deposits in the balance sheets approximate their fair values.

31. Trade and bills payables

Trade and bills payables are non-interest-bearing and are normally settled from 60 to 180 days. For retention money payables in respect of construction work carried out by the Group, the due dates usually range from one to six years after the completion of the construction work.

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Trade and bills payables | 24,081,511 | 29,989,477 | 38,250,699 | 42,886,125 | 86,246 |
| Portion classified as current liabilities | (23,496,329) | (29,165,756) | (37,512,875) | (42,235,912) | (86,246) |
| Non-current portion | 585,182 | 823,721 | 737,824 | 650,213 | - |

31. Trade and bills payables (continued)

An aged analysis of the Group's and the Company's trade and bills payables, based on invoiced dates, as at the balance sheet dates is as follows:

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Within 6 months | 14,262,230 | 15,959,172 | 24,344,581 | 31,731,218 | 45,858 |
| 6 months to 1 year | 6,294,241 | 9,673,028 | 9,008,652 | 7,184,135 | 25,014 |
| 1 year to 2 years | 2,277,921 | 3,078,023 | 3,026,302 | 2,421,735 | 15,374 |
| 2 years to 3 years | 782,171 | 847,794 | 1,362,828 | 956,523 | - |
| More than 3 years | 464,948 | 431,460 | 508,336 | 592,514 | - |
| | 24,081,511 | 29,989,477 | 38,250,699 | 42,886,125 | 86,246 |

The amounts due to a fellow subsidiary, associates and subsidiaries included in trade and bills payables can be analysed as follows:

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Fellow subsidiary | - | - | - | 1,563 | - |
| Associates | 16,615 | 7,496 | 5,907 | 15,789 | - |
| Subsidiaries | - | - | - | - | 38,781 |
| | 16,615 | 7,496 | 5,907 | 17,352 | 38,781 |

The above amounts are unsecured, non-interest-bearing and repayable on similar credit terms to those offered by the fellow subsidiary, associates and subsidiaries to their major customers.

## 31. Trade and bills payables (continued)

The weighted average effective interest rates on non-current payables are as follows:

| | 31 December | | | 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| Effective interest rates | 5.54% | 5.76% | 6.03% | 6.84% |

The weighted average effective interest rates are determined by reference to the prevailing commercial bank borrowing interest rates for unsecured bank loans with similar maturities.

The carrying amounts of the current trade and bills payables approximate their fair values. In addition, as the non-current trade and bills payables have been discounted based on the effective interest rates, the carrying amounts of non-current trade and bills payables approximate their fair values.

The Group's bills payable were secured by pledged bank balances of approximately RMB150,801,000, RMB199,224,000, RMB336,234,000 and RMB391,690,000 as at 31 December 2004, 2005 and 2006, and 30 November 2007, respectively (note 30).

## 32. Other payables and accruals

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Advances from customers | 13,327,480 | 18,961,114 | 22,023,154 | 35,931,588 | 2,206,312 |
| Accrued salaries, wages and benefits | 4,000,120 | 4,135,762 | 4,167,963 | 4,934,824 | 11,950 |
| Other taxes payable | 1,106,960 | 1,452,168 | 1,785,944 | 1,613,099 | - |
| Current portion of deferred revenue (note 36) | 3,099 | 2,079 | 14,079 | 10,079 | - |
| Others * | 7,168,892 | 8,451,656 | 10,332,633 | 15,540,741 | 3,467,870 |
| | 25,606,551 | 33,002,779 | 38,323,773 | 58,030,331 | 5,686,132 |
| Portion classified as current liabilities | (25,203,083) | (32,765,585) | (38,048,543) | (57,699,815) | ( 5,227,854) |
| Non-current portion | 403,468 | 237,194 | 275,230 | 330,516 | 458,278 |

* Others mainly represented payables to sub-contractors for payments made on behalf of the Group, deposits and performance bonds received from sub-contractors, payables for the purchases of machinery and equipment and payables for repair and maintenance expenses.

32. Other payables and accruals (continued)

The amounts due to the ultimate holding company, fellow subsidiaries, jointly-controlled entities, associates and subsidiaries included in other payables and accruals can be analysed as follows:

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Ultimate holding company | 169,685 | 172,331 | 179,841 | 2,519,039 | 1,368,500 |
| Fellow subsidiaries | 124,541 | 213,401 | 352,929 | 211,619 | - |
| Jointly-controlled entities | 6,369 | 2,131 | 59,750 | 63,382 | 62,599 |
| Associates | 29,227 | 120,835 | 237 | 51,523 | - |
| Subsidiaries | - | - | - | - | 1,312,578 |
| | 329,822 | 508,698 | 592,757 | 2,845,563 | 2,743,677 |

The above amounts are unsecured, non-interest-bearing and have no fixed terms of repayment.

Prior to the date of these financial statements, the balances with the ultimate holding company and fellow subsidiaries as at 30 November 2007 which are non-trade in nature have been settled.

The weighted average effective interest rates on non-current payables are as follows:

| | 31 December | | | 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| Effective interest rates | 5.54% | 5.76% | 6.03% | 6.84% |

The weighted average effective interest rates are determined by reference to the prevailing commercial bank borrowing interest rates for unsecured bank loans with similar maturities.

The carrying amounts of current other payables approximate their fair values. In addition, as the non-current other payables have been discounted based on the effective interest rates, the carrying amounts of non-current other payables approximate their fair values.

## 33. Interest-bearing bank and other borrowings

| | Effective interest rate (%) | Maturity | Group 31 December 2004 RMB'000 | Group 31 December 2005 RMB'000 | Group 31 December 2006 RMB'000 | Group 30 November 2007 RMB'000 | Company 30 November 2007 RMB'000 |
|---|---|---|---|---|---|---|---|
| **Current** | | | | | | | |
| Finance lease payables (note 34) | 7.3 - 12.9 | 2007 - 2008 | - | - | 48,532 | 68,286 | - |
| Short term bank loans: | | | | | | | |
| - unsecured | 3.6 – 12.8 | 2005 - 2008 | 7,273,580 | 8,887,054 | 11,245,274 | 16,001,692 | 3,331,658 |
| - secured | 3.6 – 9.3 | 2005 - 2008 | 120,500 | 261,288 | 173,550 | 423,941 | - |
| Short term other loans: | | | | | | | |
| - unsecured | 2.2 - 8.8 | 2005 - 2008 | 230,837 | 246,746 | 238,903 | 414,900 | - |
| Short term corporate bonds: | | | | | | | |
| - unsecured | 3.8 - 4.0 | 2008 | - | - | - | 1,992,326 | 1,992,326 |
| Current portion of long term bank loans: | | | | | | | |
| - unsecured | 3.5 - 7.6 | 2005 - 2008 | 159,579 | 440,200 | 738,990 | 649,130 | 50,000 |
| - secured | 3.6 - 7.7 | 2005 | 39,000 | - | - | - | - |
| Current portion of long term other loans: | | | | | | | |
| - unsecured | 5.9 - 13.3 | 2007 | - | - | 69,432 | - | - |
| | | | 7,823,496 | 9,835,288 | 12,514,681 | 19,550,275 | 5,373,984 |
| **Non-current** | | | | | | | |
| Finance lease payables (note 34) | 7.3 - 12.9 | 2008 - 2010 | - | - | 93,271 | 91,036 | - |
| Long term bank loans: | | | | | | | |
| - unsecured | 0.75 - 10.8 | 2008 - 2024 | 1,149,943 | 2,935,064 | 4,537,134 | 5,483,256 | 1,780,926 |
| - secured | 3.6 - 9.3 | 2008 - 2017 | 5,200 | 29,200 | 92,034 | 603,944 | 239,875 |
| Long term other loans: | | | | | | | |
| - unsecured | 3.77 - 13.3 | 2007 - 2009 | 33,609 | 76,162 | 3,276 | 72,228 | - |
| | | | 1,188,752 | 3,040,426 | 4,725,715 | 6,250,464 | 2,020,801 |
| | | | 9,012,248 | 12,875,714 | 17,240,396 | 25,800,739 | 7,394,785 |
| Interest-bearing bank and other borrowings denominated in: | | | | | | | |
| - RMB | | | 8,661,482 | 12,543,767 | 16,923,461 | 25,007,635 | 6,799,069 |
| - Euros | | | 348,680 | 331,947 | 316,935 | 711,599 | 595,716 |
| - Hong Kong dollars | | | 2,086 | - | - | - | - |
| - United States dollars | | | - | - | - | 81,505 | - |
| | | | 9,012,248 | 12,875,714 | 17,240,396 | 25,800,739 | 7,394,785 |

33. Interest-bearing bank and other borrowings (continued)

The maturity profile of the interest-bearing bank and other borrowings as at the balance sheet dates is as follows:

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Analysed into: | | | | | |
| Bank loans repayable: | | | | | |
| Within one year | 7,592,659 | 9,588,542 | 12,157,814 | 17,074,763 | 3,381,658 |
| In the second year | 629,062 | 441,400 | 1,541,102 | 2,259,651 | 136,866 |
| In the third to fifth years, inclusive | 380,295 | 1,998,863 | 1,809,844 | 2,045,649 | 410,599 |
| Beyond five years | 145,786 | 524,001 | 1,278,222 | 1,781,900 | 1,473,336 |
| | 8,747,802 | 12,552,806 | 16,786,982 | 23,161,963 | 5,402,459 |
| Other borrowings (including finance lease payables) repayable: | | | | | |
| Within one year | 230,837 | 246,746 | 356,867 | 483,186 | - |
| In the second year | - | 72,261 | 53,904 | 145,670 | - |
| In the third to fifth years, inclusive | 33,609 | 3,901 | 42,643 | 17,594 | - |
| | 264,446 | 322,908 | 453,414 | 646,450 | - |
| Corporate bonds repayable: | | | | | |
| Within one year | - | - | - | 1,992,326 | 1,992,326 |
| | 9,012,248 | 12,875,714 | 17,240,396 | 25,800,739 | 7,394,785 |

33. Interest-bearing bank and other borrowings (continued)

The above secured bank loans were secured by certain assets and their carrying values are as follows:

Group

| | 31 December | | | 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Property, plant and equipment (note 15) | 68,071 | 305,190 | 459,487 | 204,378 |
| Prepaid land lease payments (note 16) | 44,730 | 57,673 | 30,120 | 49,873 |
| Intangible assets (note 17) | - | - | - | 184,261 |
| Properties under development | - | - | - | 1,071,515 |
| Inventories (note 24) | - | - | - | 188,469 |
| Time deposits (note 30) | - | 34,618 | - | - |

Certain interest-bearing bank and other borrowings of the Group of RMB1,428 million, RMB2,994 million, RMB3,561 million were guaranteed by the ultimate holding company as at 31 December 2004, 2005 and 2006, respectively (note 43 (a)). At the date of these financial statements, all the corporate guarantees from the ultimate holding company have been released and replaced by corporate guarantees executed by the Company after the incorporation of the Company.

Certain interest-bearing bank and other borrowings of the Company of RMB240 million were guaranteed by the subsidiaries of the Company as at 30 November 2007 (note 41).

33. Interest-bearing bank and other borrowings (continued)

Other interest rate information:

Group

| | 31 December 2004 | | 31 December 2005 | | 31 December 2006 | | 30 November 2007 | |
|---|---|---|---|---|---|---|---|---|
| | Fixed rate RMB'000 | Floating rate RMB'000 | Fixed rate RMB'000 | Floating rate RMB'000 | Fixed rate RMB'000 | Floating rate RMB'000 | Fixed rate RMB'000 | Floating rate RMB'000 |
| Bank loans - unsecured | 6,306,699 | 2,276,403 | 8,671,576 | 3,590,742 | 11,120,110 | 5,401,288 | 16,606,917 | 5,527,161 |
| Bank loans - secured | 151,700 | 13,000 | 183,488 | 107,000 | 140,550 | 125,034 | 199,940 | 827,945 |
| Other borrowings - unsecured | 214,900 | 49,546 | 260,123 | 62,785 | 259,498 | 52,113 | 487,128 | - |
| Other borrowings - secured | - | - | - | - | 141,803 | - | 159,322 | - |
| Corporate bonds - unsecured | - | - | - | - | - | - | 1,992,326 | - |

Company

| | 30 November 2007 | |
|---|---|---|
| | Fixed rate RMB'000 | Floating rate RMB'000 |
| Bank loans - unsecured | 3,217,999 | 2,184,460 |
| Corporate bonds - unsecured | 1,992,326 | - |

The carrying amounts of the current bank and other borrowings and non-current floating rate bank and other borrowings approximate their fair values.

33. Interest-bearing bank and other borrowings (continued)

The carrying amounts and fair values of the Group's non-current fixed rate bank and other borrowings are as follows:

| | 31 December 2004 | | 31 December 2005 | | 31 December 2006 | | 30 November 2007 | |
|---|---|---|---|---|---|---|---|---|
| | Carrying amounts RMB'000 | Fair values RMB'000 | Carrying amounts RMB'000 | Fair values RMB'000 | Carrying amounts RMB'000 | Fair values RMB'000 | Carrying amounts RMB'000 | Fair values RMB'000 |
| Bank loans - unsecured | 803,524 | 757,554 | 1,764,246 | 1,677,708 | 2,200,378 | 2,109,380 | 2,630,226 | 2,499,177 |
| Bank loans - secured | 5,200 | 5,550 | 23,000 | 23,161 | 28,200 | 29,427 | 10,800 | 11,276 |
| Other borrowings - unsecured | - | - | 45,223 | 46,196 | 3,276 | 3,297 | 72,228 | 72,805 |
| Other borrowings - secured | - | - | - | - | 93,271 | 93,877 | 91,036 | 93,054 |
| | 808,724 | 763,104 | 1,832,469 | 1,747,065 | 2,325,125 | 2,235,981 | 2,804,290 | 2,676,312 |

The fair value of the Company's non-current unsecured bank loans at fixed rates with a carrying amount of RMB1,589,875,000 is RMB1,496,859,000 as at 30 November 2007.

The fair values of the Group's and the Company's non-current fixed rate bank and other borrowings have been calculated by discounting the expected future cash flows at the prevailing interest rates as at the respective balance sheet dates.

34. Finance lease payables

The Group leases certain of its machinery for its construction operations. These leases are classified as finance leases and have remaining lease terms ranging from two to three years. The Group has the option to purchase the machinery at nominal amounts upon the expiry of the lease terms.

At the balance sheet dates, the Group's total future minimum lease payments under finance leases and their present values are as follows:

| | Minimum lease payments | | Present value of minimum lease payments | |
|---|---|---|---|---|
| | 31 December 2006 RMB'000 | 30 November 2007 RMB'000 | 31 December 2006 RMB'000 | 30 November 2007 RMB'000 |
| Amounts payable: | | | | |
| Within one year | 59,610 | 77,158 | 48,532 | 68,286 |
| In the second year | 58,403 | 74,664 | 50,628 | 73,442 |
| In the third to fifth years, inclusive | 45,088 | 18,390 | 42,643 | 17,594 |
| Total minimum finance lease payments | 163,101 | 170,212 | 141,803 | 159,322 |
| Future finance charges | ( 21,298) | ( 10,890) | | |
| Total net finance lease payables | 141,803 | 159,322 | | |
| Portion classified as current liabilities (note 33) | ( 48,532) | ( 68,286) | | |
| Non-current portion (note 33) | 93,271 | 91,036 | | |

The effective interest rates of the finance lease payables range from 7.3% to 12.9% per annum. The carrying amounts of the finance lease payables approximate their fair values.

The net carrying amount of the Group's property, plant and equipment held under finance leases included in the total amount of machinery amounted to RMB145,852,000 and RMB148,551,000 as at 31 December 2006 and 30 November 2007, respectively (note 15).

35. Provisions for supplementary pension subsidies and early retirement benefits

The Group paid supplementary pension subsidies (including post-retirement medical benefits) to its employees who retired prior to 1 January 2007. Pursuant to the Restructuring, CRCCG has agreed to assume the liabilities of the supplementary pension subsidies (including post-retirement medical benefits) of the retired employees of the Group from 1 January 2007. Subsequent to 1 January 2007, the Group terminated the supplementary pension subsidies plan (including post-retirement medical benefits) for its employees who retired after 1 January 2007.

The Group also implemented an early retirement plan for certain employees in addition to the benefits under the government-sponsored retirement plans and supplementary pension subsidies described above, details of which are set out in note 9 (b) above. The Group's obligations in respect of the supplementary pension subsidies and early retirement benefits at the balance sheet dates were computed by an independent actuary, Towers, Perrin, Forster & Crosby, Inc., Hong Kong, whose actuaries are members of the Society of Actuaries of the United States of America, using the projected unit credit actuarial cost method.

The components of net benefit expenses recognised in the consolidated income statements and the amounts recognised in the balance sheets are summarised below:

(a) The provisions for supplementary pension subsidies and early retirement benefits recognised in the balance sheets are determined as follows:

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Present value of defined benefit obligations | 11,010,370 | 11,671,790 | 11,468,590 | 7,556,590 | 43,380 |
| Unrecognised net actuarial gain/(loss) | 756,460 | (57,070) | (218,340) | 304,300 | - |
| Defined benefit liabilities on the balance sheets | 11,766,830 | 11,614,720 | 11,250,250 | 7,860,890 | 43,380 |
| Portion classified as current liabilities | (658,280) | (759,690) | (1,080,490) | (1,077,140) | (6,500) |
| Non-current portion | 11,108,550 | 10,855,030 | 10,169,760 | 6,783,750 | 36,880 |

35. Provisions for supplementary pension subsidies and early retirement benefits (continued)

(b) The movements of provisions for supplementary pension subsidies and early retirement benefits recognised in the balance sheets are as follows:

| | Group | | | | Company |
|---|---|---|---|---|---|
| | Year ended 31 December | | | Eleven-month period ended 30 November | Eleven-month period ended 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Net liabilities at beginning of the year/period | 11,905,020 | 11,766,830 | 11,614,720 | 11,250,250 | - |
| Injection to the Company upon incorporation | - | - | - | - | 43,948 |
| Benefits paid during the year/period | ( 545,320) | ( 658,280) | ( 759,690) | ( 751,950) | ( 580) |
| Distributions to CRCCG pursuant to the Restructuring | - | - | - | ( 2,880,020) | - |
| Net expenses recognised in the consolidated income statements (note 9) | 407,130 | 506,170 | 395,220 | 242,610 | - |
| Net expenses recognised in the Company's income statement | - | - | - | - | 12 |
| Net liabilities at end of the year/period | 11,766,830 | 11,614,720 | 11,250,250 | 7,860,890 | 43,380 |

(c) The net expenses recognised in the consolidated income statements of the Group are analysed as follows:

Group

| | Year ended 31 December | | | Eleven-month period ended 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Interest cost | 407,130 | 507,350 | 395,220 | 242,610 |
| Actuarial gain | - | ( 1,180) | - | - |
| Net expense | 407,130 | 506,170 | 395,220 | 242,610 |

35. Provisions for supplementary pension subsidies and early retirement benefits (continued)

(d) The principal actuarial assumptions used for the purpose of the actuarial valuation are as follows:

Group

| | | 31 December | | 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| Discount rate | 4.75% | 3.50% | 3.25% | 4.50% |
| Medical cost trend rate | 8.00% | 8.00% | 8.00% | 8.00% |
| Early-retirees' salary and supplementary benefits inflation rate | 2.50% | 2.50% | 2.50% | 2.50% |

The mortality assumption is approximately two years above the average life expectancy of the residents in the PRC.

(e) A one percentage point change in the assumed rate of increase in medical cost would have the following effects:

Group

| | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 (unaudited) | RMB'000 |
| Increase in effect on the interest cost | 1,020 | 1,020 | 1,030 | 1,020 | - |
| Decrease in effect on the interest cost | ( 870) | ( 860) | ( 870) | ( 860) | - |
| Increase in effect on the defined benefit obligations | 21,470 | 29,330 | 31,760 | 31,590 | 100 |
| Decrease in effect on the defined benefit obligations | ( 18,440) | ( 24,790) | ( 26,780) | (26,640) | ( 90) |

36. Deferred revenue

The Group received government grants from the Ministry of Railways of the PRC for the purpose of providing financial subsidy for the purchase of machinery and equipment in respect of customer-related railway projects, which would be recognised as income on the straight-line basis over the expected useful life of the relevant machinery and equipment of 10 years.

The movements of deferred revenue in relation to government grants as stated under current and non-current liabilities during the Relevant Periods are as follows:

Group

| | Year ended 31 December | | | Eleven-month period ended 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Carrying amount at beginning of the year/period | 20,393 | 18,865 | 217,228 | 210,150 |
| Received during the year/period | 550 | 201,482 | - | 3,000 |
| Released to the consolidated income statements during the year/period (note 6) | (2,078) | (3,119) | (7,078) | (16,514) |
| Carrying amount at end of the year/period | 18,865 | 217,228 | 210,150 | 196,636 |
| Current portion included in other payables and accruals (note 32) | (3,099) | (2,079) | (14,079) | (10,079) |
| Non-current portion | 15,766 | 215,149 | 196,071 | 186,557 |

## 37. Provisions

The movements of provisions for pending litigations during the Relevant Periods are as follows:

Group

| | Year ended 31 December | | | Eleven-month period ended 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| At beginning of the year/period | 6,957 | 6,957 | 8,028 | 11,999 |
| Provision for the year/period | - | 1,071 | 10,698 | 1,700 |
| Utilised during the year/period | - | - | ( 6,727) | ( 5,889) |
| At end of the year/period | 6,957 | 8,028 | 11,999 | 7,810 |
| Portion classified as current liabilities | - | ( 6,727) | - | ( 7,810) |
| Non-current portion | 6,957 | 1,301 | 11,999 | - |

The Group has been named in a number of legal proceedings and claims arising from disputes of construction contracts in which the subsidiaries of the Company are defendants. The provisions regarding these proceedings and claims were made at the respective balance sheet dates of the Relevant Periods, based on the best estimates from the Directors and advice from the Company's legal advisor. The maximum claims made by the plaintiffs against the Group at 30 November 2007 were approximately RMB12.2 million.

## 38. Issued share capital

| | 30 November 2007 | |
|---|---|---|
| | Number of shares | Nominal value RMB'000 |
| Registered, issued and fully paid | | |
| - State legal person shares of RMB1.00 each | 8,000,000,000 | 8,000,000 |

The Company was incorporated on 5 November 2007 with an initial registered share capital of RMB8,000 million divided into 8,000 million shares with a par value of RMB1.00 each. 8,000 million state legal person shares with a par value of RMB1.00 each were issued to CRCCG, all of which were credited as fully paid, in consideration for the transfer of the Core Operations, together with certain prepaid land lease payments, to the Company pursuant to the Restructuring as set out in note 1 above.

39. Reserves

(a) Group

The amounts of the Group's reserves and the movements therein for the Relevant Periods are presented in the consolidated statements of changes in equity.

(b) Company

| | Capital reserve RMB'000 | Available-for-sale investment revaluation reserve RMB'000 | Retained profits RMB'000 | Total RMB'000 |
|---|---|---|---|---|
| Upon incorporation of the Company (note (i)) | 1,498,744 | - | - | 1,498,744 |
| Profit for the period from 5 November 2007 (date of incorporation of the Company) to 30 November 2007 (note 12) | - | - | 15,480 | 15,480 |
| Changes in fair values of available-for-sale investments (note 22) | - | 36,309 | - | 36,309 |
| Deferred tax liabilities arising from changes in fair values of available-for-sale investments | - | ( 9,077) | - | ( 9,077) |
| Special distribution (note (ii)) | - | - | (16,420) | (16,420) |
| At 30 November 2007 | 1,498,744 | 27,232 | ( 940) | 1,525,036 |

Notes:

(i) Upon incorporation of the Company on 5 November 2007, 8,000 million shares were issued to CRCCG at RMB1.00 each in return for the net value of the Core Operations. The net value of the Core Operations transferred to the Company upon its incorporation was converted into the Company's registered capital as set out in note 38 above with the resulting difference dealt with in the capital reserve.

(ii) Pursuant to the Restructuring, after the Company's incorporation, the Company is required to make a distribution to CRCCG, which represents an amount equal to the net profit of the Company, as determined based on the audited financial statements prepared in accordance with the New PRC GAAP, generated during the period from 5 November 2007 (date of incorporation of the Company) to 30 November 2007. The net profit of the Company under New PRC GAAP for the period from 5 November 2007 (date of incorporation of the Company) to 30 November 2007 was approximately RMB16,420,000 which is larger than the amount under IFRS of approximately RMB15,480,000 for the same period and as such, the resultant retained profits of the Company immediately after this special distribution is a negative balance of approximately RMB940,000.

40. Notes to the consolidated cash flow statements

(a) Disposal of a subsidiary

On 11 November 2007, the Group entered into a disposal agreement for the disposal of the Group's wholly-owned subsidiary, 中鐵能源投資有限公司 (China Railway Energy Investment Co., Ltd.), to an independent third party for a consideration of RMB435,890,000. The principal activity of 中鐵能源投資有限公司 is investment holding in an entity engaging in investment and construction of water conservancy and hydropower facilities.

| | 30 November 2007 RMB'000 |
|---|---|
| Net assets disposed of: | |
| Property, plant and equipment (note 15) | 429,091 |
| Cash and bank balances | 144,306 |
| Prepayments and other receivables | 806 |
| Trade payables | ( 49,639) |
| Interest-bearing bank and other borrowings | ( 400,000) |
| Other payables and accruals | ( 4,465) |
| | 120,099 |
| Gain on disposal of a subsidiary (note 6) | 315,791 |
| | 435,890 |
| Satisfied by: | |
| Cash | 261,534 |
| Receivable from an independent third party | 174,356 |
| | 435,890 |

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

| | 30 November 2007 RMB'000 |
|---|---|
| Cash consideration | 261,534 |
| Cash and bank balances disposed of | ( 144,306) |
| Net inflow of cash and cash equivalents in respect of the disposal of a subsidiary | 117,228 |

40. Notes to the consolidated cash flow statements (continued)

(b) Major non-cash transactions

Major non-cash transactions during the Relevant Periods are set out as follows:

| | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 (unaudited) | RMB'000 |
| Distributions pursuant to the Restructuring (note 13): | | | | | |
| (i) Property, plant and equipment | - | - | - | - | 1,111,263 |
| (ii) Prepaid land lease payments | - | - | - | - | 229,087 |
| (iii) Provision for supplementary pension subsidies | - | - | - | - | 2,880,020 |
| (iv) Deferred tax assets arising from provision for supplementary pension subsidies | - | - | - | - | 846,670 |
| Other distribution (note 13) | - | - | - | - | 2,252,651 |
| Deferred tax assets on revaluation surplus arising from the Restructuring (note 23) | - | - | - | - | 1,051,303 |
| Capital contribution of prepaid land lease payments (note 16) | - | - | - | - | 3,074,967 |

41. Contingent liabilities

(a) Pursuant to the Restructuring Agreement, except for liabilities constituting or arising out of or relating to the businesses undertaken by the Company after the Restructuring, no other liabilities were assumed by the Company and the Company is not liable, whether severally, or jointly and severally, for debts and obligations incurred prior to the Restructuring by CRCCG. CRCCG has also undertaken to indemnify the Company in respect of any loss or damage incurred relating to the Core Operations prior to their transfer by CRCCG to the Company in the Restructuring, any loss or damage suffered or incurred by the Company in relation to the novation of relevant contracts from CRCCG to the Company and as a result of any breach by CRCCG of any provision of the Restructuring Agreement. The Company has also undertaken to indemnify CRCCG in respect of any damage suffered or incurred by CRCCG as a result of any breach by the Company of any provision of the Restructuring Agreement.

41. Contingent liabilities (continued)

(b) The Group was involved in a number of legal proceedings and claims against it in the ordinary course of business. Provision has been made for the probable losses to the Group on those legal proceedings and claims when the management can reasonably estimate the outcome of the legal proceedings and claims taking into account the legal advice. No provision has been made for pending legal proceedings and claims when the outcome of the legal proceedings and claims cannot be reasonably estimated or management believes that the probability of loss is remote.

(c) The Group and the Company had issued guarantees to banks in respect of the banking facilities granted to the following parties:

| | Group | | | | Company |
|---|---|---|---|---|---|
| | 31 December | | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Associates (note (i)) | - | 100,000 | 115,000 | 263,000 | - |
| Jointly-controlled entities | 3,040 | 3,040 | 5,400 | 5,400 | - |
| Subsidiaries | - | - | - | - | 2,366,463 |
| An investee of the Company (note (ii)) | - | - | - | 117,600 | 117,600 |
| An associate of the ultimate holding company (note (iii)) | - | - | - | 30,000 | - |
| An independent third party | 90,000 | 90,000 | 90,000 | 50,000 | - |
| | 93,040 | 193,040 | 210,400 | 466,000 | 2,484,063 |

Notes:

(i) As at 31 December 2006, the Group's time deposit of RMB20 million was pledged in relation to the corporate guarantees granted by the Group to an associate of RMB19 million (note 30).

(ii) The Company has 16.8% equity interest in this company. Other than that, in the opinion of the Directors, there is no other relationship of this company with the Group and the ultimate holding company.

(iii) Prior to the date of these financial statements, this guarantee has been fully released.

(d) Certain interest-bearing bank and other borrowings of the Company of RMB240 million were guaranteed by the subsidiaries of the Company as at 30 November 2007 (note 33).

42. Commitments

(a) Operating leases

The Group leases certain buildings under operating lease arrangements, with leases negotiated for terms ranging from one to eight years. The terms of the leases generally require the tenants to pay security deposits.

The Group's future minimum operating lease payments under non-cancelable operating leases as at the respective balance sheet dates are as follows:

| | | 31 December | | 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Within one year | 1,328 | 10,068 | 6,107 | 24,685 |
| In the second to fifth years, inclusive | 2,383 | 4,133 | 2,461 | 8,500 |
| Beyond five years | 152 | 22 | - | 1,808 |
| | 3,863 | 14,223 | 8,568 | 34,993 |

(b) Capital commitments

In addition to the operating lease commitments detailed above, the Group and the Company had the following commitments as at the respective balance sheet dates:

| | | Group | | | Company |
|---|---|---|---|---|---|
| | | 31 December | | 30 November | 30 November |
| | 2004 | 2005 | 2006 | 2007 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Contracted, but not provided for: | | | | | |
| Property, plant and equipment | 276,560 | 169,284 | 824,505 | 1,459,202 | 480,892 |
| Intangible assets | - | - | 1,784,066 | 1,216,176 | - |
| Available-for-sale investment | - | 184,620 | 117,390 | 35,040 | - |
| | 276,560 | 353,904 | 2,725,961 | 2,710,418 | 480,892 |
| Authorised, but not contracted for: | | | | | |
| Property, plant and equipment | 258 | 10,387 | 319,677 | - | - |
| Intangible assets | - | - | 2,820 | 36,353 | - |
| Capital contributions to an associate | - | - | 70,000 | - | - |
| | 258 | 10,387 | 392,497 | 36,353 | - |

43. Related party transactions

(a) In addition to the transactions related to the Restructuring as detailed in note 1 above, the Group had the following significant transactions with related parties during the Relevant Periods:

| | Notes | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|---|
| | | 2004 RMB'000 | 2005 RMB'000 | 2006 RMB'000 | 2006 RMB'000 (unaudited) | 2007 RMB'000 |
| Construction operations income | | | | | | |
| Fellow subsidiaries | | 165,189 | 765,505 | 744,201 | 647,798 | 786,825 |
| Associates | | 311,761 | 374,247 | 173,467 | 155,532 | 107,456 |
| Jointly-controlled entity | | - | 8,549 | 22,428 | 22,428 | - |
| Ultimate holding company | | - | 24,567 | 37,643 | 34,950 | 84,475 |
| | | 476,950 | 1,172,868 | 977,739 | 860,708 | 978,756 |
| Survey, design and consultancy operations income | | | | | | |
| Fellow subsidiaries | | 2,200 | 12,817 | 12,153 | 12,153 | - |
| Ultimate holding company | | 586 | 1,150 | 6,171 | 3,280 | 1,365 |
| | | 2,786 | 13,967 | 18,324 | 15,433 | 1,365 |
| Interest income | | | | | | |
| Fellow subsidiaries | | 365 | 456 | 613 | 510 | - |
| Associate | | 35 | - | - | - | - |
| | | 400 | 456 | 613 | 510 | - |
| Other income | (i) | | | | | |
| Fellow subsidiaries | | 605 | - | 20 | - | 146 |
| Associate | | - | - | 240 | 220 | 220 |
| Jointly-controlled entities | | - | - | 455 | 409 | 42,277 |
| | | 605 | - | 715 | 629 | 42,643 |
| Operating expenses | (ii) | | | | | |
| Fellow subsidiaries | (iii) | 166,243 | 329,019 | 140,542 | 139,092 | 27,084 |
| Associates | | 7,397 | 17,361 | 3,365 | 3,285 | 55,730 |
| Jointly-controlled entity | | - | - | - | - | 221,834 |
| | | 173,640 | 346,380 | 143,907 | 142,377 | 304,648 |

Notes:

(i) Other income mainly included management fee income and rental income.

(ii) Operating expenses mainly included management fee expenses, property management fees, sub-contracting costs and printing costs.

43. Related party transactions (continued)

(a) (continued)

(iii) Included in these related party transactions are amounts of approximately RMB56,604,000, RMB201,954,000 and RMB104,096,000 for the three years ended 31 December 2004, 2005 and 2006, respectively, which related to transactions with entities in which the ultimate holding company does not have control subsequent to 31 August 2006. Hence, transactions with the aforesaid fellow subsidiaries will not be disclosed as related party transactions subsequent to 31 August 2006.

(iv) Certain interest-bearing bank and other borrowings of approximately RMB1,428 million, RMB2,994 million and RMB3,561 million were guaranteed by the ultimate holding company as at 31 December 2004, 2005 and 2006, respectively (note 33). At the date of these financial statements, all the corporate guarantees from the ultimate holding company have been released and replaced by corporate guarantees executed by the Company after the incorporation of the Company.

(v) 北京鐵城建設監理有限責任公司, a subsidiary of the Company, obtained corporate guarantees from the ultimate holding company for project bidding purposes with maximum guarantee amounts of RMB15,000,000 and RMB21,370,000 for the periods from 6 September 2005 to 6 September 2006 and from 6 November 2006 to 6 November 2007, respectively. The maximum guarantee amount of RMB21,370,000 was fully released as at 3 September 2007.

(vi) The Group had issued guarantees to banks in respect of the bank loans granted to the following parties:

| | 31 December | | | 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Associates | - | 100,000 | 115,000 * | 263,000 |
| Jointly-controlled entities | 3,040 | 3,040 | 5,400 | 5,400 |
| | 3,040 | 103,040 | 120,400 | 268,400 |

* As at 31 December 2006, the Group's time deposit of RMB20 million was pledged in relation to the corporate guarantees granted by the Group to an associate of RMB19 million (note 30).

43. Related party transactions (continued)

(a) (continued)

In the opinion of the Directors, the transactions between the Group and the related parties were based on prices mutually agreed between the parties after taking reference of the market prices.

In the opinion of the Directors, the above related party transactions were conducted in the ordinary course of business and will continue after the listing of the H Shares and A Shares of the Company on The Hong Kong Stock Exchange and The Shanghai Stock Exchange, respectively.

The Group operates in an economic environment predominated by enterprises directly or indirectly owned or controlled by the PRC government through its numerous authorities, affiliates or other organisations (collectively "State-owned Enterprises"). During the Relevant Periods, the Group had transactions with State-owned Enterprises including, but not limited to, the provision of infrastructure construction services and purchases of services. The Directors consider that the transactions with these State-owned Enterprises are activities in the ordinary course of the Group's business and that the dealings of the Group have not been significantly or unduly affected by the fact that the Group and these State-owned Enterprises are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for services and products, and such pricing policies do not depend on whether or not the customers are State-owned Enterprises. Having due regard to the substance of the relationships, the Directors are of the opinion that none of these transactions are material related party transactions that require separate disclosure.

(b) Outstanding balances with related parties

Details of the outstanding balances with related parties are set out in notes 26, 27, 28, 31 and 32 above.

43. Related party transactions (continued)

(c) Compensation of key management personnel of the Group

Save as disclosed in note 10 above, no remuneration has been paid or is payable in respect of any of the Relevant Periods referred to in these financial statements by the Company or any of the companies now comprising the Group, to the Directors and Supervisors of the Company.

| | Year ended 31 December | | | Eleven-month period ended 30 November | |
|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 (unaudited) | RMB'000 |
| Short term employee benefits | 3,012 | 4,879 | 5,509 | 4,083 | 4,790 |
| Post-employment benefits | 437 | 856 | 1,128 | 1,046 | 899 |
| | 3,449 | 5,735 | 6,637 | 5,129 | 5,689 |

44. Non-current asset held for sale

As at 30 November 2007, the non-current asset held for sale represents the Group's investment in an associate, 内蒙古呼准铁路有限公司 (Inner Mongolia Huzhun Railways Limited) ("Huzhun Railways"), which is engaged in railway construction and is included in the construction operations segment.

In August 2007, the Group entered into a disposal agreement with an external third party for the disposal of the Group's entire shareholding of 35% in Huzhun Railways. The consideration for the disposal is based on 35% of the valuation amount of the net assets of Huzhun Railways as determined from an independent valuation. As at the date of these financial statements, the independent valuation is still in progress and hence the consideration for the disposal has not been finalised. As the disposal transaction is expected to be completed within the next twelve months, the investment in Huzhun Railways is classified as a non-current asset held for sale in the consolidated balance sheet as at 30 November 2007.

45. Financial risk management objectives and policies

The Group's principal financial instruments comprise interest-bearing bank and other borrowings, cash and cash equivalents and pledged deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are fair value and cash flow interest rate risks, foreign currency risk, credit risk and liquidity risk. Generally, the senior management of the Company meets at least four times a year to analyse and formulate measures to manage the Group's exposure to these risks. In addition, the Board of Directors of the Company holds meetings at least twice per year to analyse and approve the proposals made by the senior management of the Company. Generally, the Group introduces conservative strategies on its risk management. As the Group's exposure to these risks is kept to a minimum, the Group has not used any derivatives and other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes. The Board reviews and agrees policies for managing each of these risks and they are summarised below.

*Fair value and cash flow interest rate risks*

Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates. Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Having borrowings issued at fixed and floating interest rates, the Group is exposed to both fair value and cash flow interest rate risks. The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long term debt obligations with floating interest rates.

The Group regularly reviews and monitors the mix of fixed and floating interest rate borrowings in order to manage its interest rate risk. Interest-bearing borrowings, cash and short term deposits are stated at amortised cost and not revalued on a periodic basis. Floating rate interest income and expenses are credited/charged to the income statement as earned/incurred.

Management does not anticipate any significant impact resulting from the changes in interest rates because most of the Group's borrowings as at 30 November 2007 were at fixed interest rates which have no significant impact on cash flow interest rate risk.

If there would be a general increase/decrease in the interest rate of bank and other borrowings with floating interest rates by one percentage point, with all other variables held constant, the consolidated operating results would have been decreased/increased by approximately RMB23 million, RMB38 million, RMB56 million and RMB64 million for the years ended 31 December 2004, 2005 and 2006 and the eleven-month period ended 30 November 2007, respectively, and there is no impact on other components of the consolidated equity, except for retained earnings, of the Group. The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the end of each of the Relevant Periods and had applied the exposure to interest rate risk to those financial instruments in existence at that date. The estimated one percentage point increase or decrease represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The sensitivity analysis is performed on the same basis for the entire Relevant Periods.

45. Financial risk management objectives and policies (continued)

*Foreign currency risk*

Foreign currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates. With the majority of the Group's businesses transacted in RMB, the aforesaid currency is defined as the Group's functional currency. RMB is not freely convertible into foreign currencies and conversion of RMB into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by the PRC government.

As a result of its significant business operations in Mainland China, the Group's revenue and expenses are mainly denominated in RMB and over 90% of the financial assets and liabilities are denominated in RMB. The effect of the fluctuations in the exchange rate of RMB against foreign currencies on the Group's results of operations is therefore minimal and the Group has not entered into any hedging transactions in order to reduce the Group's exposure to foreign currency risk in this regard.

Details of the Group's cash and cash equivalents, pledged deposits, and interest-bearing bank and other borrowings at the end of each of the Relevant Periods are disclosed in notes 30 and 33 above, respectively.

The following table indicates the approximate change in the Group's profit before tax and net equity in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet dates of the Relevant Periods. The sensitivity analysis includes net investment in its subsidiaries and jointly-controlled entities in Hong Kong, bank deposits in United States dollar, and bank and other borrowings in Euros and United States dollar held by the companies comprising the Group.

*Effect on profit before tax*

| | | Year ended 31 December | | | Eleven-month period ended 30 November |
|---|---|---|---|---|---|
| | | 2004 | 2005 | 2006 | 2007 |
| | | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Increase in US dollar rate | +3% | 14,500 | 40,700 | 25,500 | 36,500 |
| Decrease in US dollar rate | -3% | (14,500) | (40,700) | (25,500) | (36,500) |
| Increase in Euros rate | +5% | (17,400) | (16,600) | (15,800) | (35,500) |
| Decrease in Euros rate | -5% | 17,400 | 16,600 | 15,800 | 35,500 |

45. Financial risk management objectives and policies (continued)

*Foreign currency risk* (continued)

*Effect on net equity*

| | | 31 December | | | 30 November |
|---|---|---|---|---|---|
| | | 2004 | 2005 | 2006 | 2007 |
| | | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Increase in Hong Kong dollar rate | +3% | ( 17,400) | ( 18,600) | ( 22,500) | ( 14,800) |
| Decrease in Hong Kong dollar rate | -3% | 17,400 | 18,600 | 22,500 | 14,800 |

The sensitivity analysis above has been determined assuming that the change in foreign currency rates had occurred at the end of each of the Relevant Periods and had applied the exposure to foreign currency risk to those monetary assets and liabilities and net investment operations in existence at that date. The estimated percentage increase or decrease represents management's assessment of a reasonably possible change in foreign currency rates over the period until the next annual balance sheet date. The sensitivity analysis is performed on the same basis for the entire Relevant Periods.

*Credit risk*
The carrying amounts of cash and cash equivalents, pledged deposits, trade and bills receivables, other receivables, investments and other financial assets represent the Group's maximum exposure to credit risk in relation to financial assets. Substantially all of the Group's cash and cash equivalents are held in major financial institutions located in the PRC, which management believes are of high credit quality. The Group has policies to control the size of the deposits to be placed with various reputable financial institutions according to their market reputation, operating scale and financial background with a view to limiting the amount of credit exposure to any single financial institution.

The Group trades only with recognised and creditworthy third parties with no requirement for collateral. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group's exposure to bad debts is not significant.

As the Group's major customers are the PRC government agencies at the national, provincial and local levels and other state-owned enterprises, the Group believes that they are reliable and of high credit quality and hence, there is no significant credit risk with these customers. As the Group's exposure is spread over a diversified portfolio of customers, there is no significant concentration of credit risk.

45. Financial risk management objectives and policies (continued)

*Liquidity risk*

The Group's objective is to ensure continuity of sufficient funding and flexibility by utilising a variety of bank and other borrowings with debt maturities spreading over a range of periods, thereby ensuring that the Group's outstanding borrowing obligation is not exposed to excessive repayment risk in any one year. Due to the capital intensive nature of the Group's businesses, the Group ensures that it maintains sufficient cash and credit lines to meet its liquidity requirements.

The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflows from operations to meet its debt obligations as they fall due, and its ability to obtain external financing to meet its committed future capital expenditure. With regards to its future capital commitments and other financing requirements, the Company has already obtained banking facilities with several PRC banks of up to an amount of RMB176,500 million as of 30 November 2007, of which an amount of approximately RMB59,100 million has been utilised.

The Directors have carried out a detailed review of the cash flow forecast of the Group for the next twelve months from the date of these financial statements. Based on this forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loans financing which may impact the operations of the Group prior to the end of the next twelve months after the date of these financial statements. The Directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

Save as disclosed in note 33 regarding the contractual maturities of the interest-bearing bank and other borrowings, the Group's policy is to maintain the proportion of its current maturity profile with respect to the total liabilities at the end of each of the Relevant Periods between 10% and 13% (31 December 2004: 10.1%; 31 December 2005: 10.1%; 31 December 2006: 10.4%; 30 November 2007: 13.2%) and to maintain its non-current maturity profile at less than 5% of the amounts of total liabilities at the end of each of the Relevant Periods (31 December 2004: 1.5%; 31 December 2005: 3.1%; 31 December 2006: 3.9%; 30 November 2007: 4.2%).

45. Financial risk management objectives and policies (continued)

*Capital management*

The Group's objectives when managing capital are to safeguard the entity's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and to provide an adequate return to shareholders by pricing services and products commensurately with the level of risk.

The Group sets the amount of capital in proportion to risk. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debts.

The Group monitors capital using a gearing ratio which is net debt divided by total equity. Net debt comprises all interest-bearing bank and other borrowings less cash and cash equivalents and pledged deposits. Total equity comprises owner's equity and minority interests stated in the consolidated balance sheets.

At the end of each of the Relevant Periods, the Group's strategy was to maintain the gearing ratio at a healthy capital level in order to support its businesses. The principal strategies adopted by the Group include, without limitation, reviewing future cash flow requirements and the ability to meet debt repayment schedules when they fall due, maintaining a reasonable level of available banking facilities and adjusting investment plans and financing plans, if necessary, to ensure the Group has a reasonable level of capital to support its business. The gearing ratios at the end of each of the Relevant Periods were as follows:

| | | 31 December | | 30 November |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Total interest-bearing bank and other borrowings (note 33) | 9,012,248 | 12,875,714 | 17,240,396 | 25,800,739 |
| Less: Cash and cash equivalents (note 30) | (13,600,610) | (16,699,423) | (20,960,846) | (25,769,393) |
| Less: Pledged deposits (note 30) | ( 368,971) | ( 471,499) | ( 808,265) | ( 977,362) |
| Net debt | ( 4,957,333) | ( 4,295,208) | ( 4,528,715) | ( 946,016) |
| Total equity | 2,222,989 | 2,602,552 | 3,687,769 | 4,934,976 |
| Gearing ratio | ( 223%) | ( 165%) | ( 123%) | ( 19%) |

The fluctuation of the gearing ratio from 31 December 2004 to 30 November 2007 is partly due to the increase in total equity from RMB2,223 million at 31 December 2004 to RMB4,935 million at 30 November 2007 and partly due to the significant cash outflow from investing activities of RMB9,733 million in the eleven-month period ended 30 November 2007 as compared to RMB4,809 million for the year ended 31 December 2006.

## 46. EVENTS AFTER THE BALANCE SHEET DATE

(a) In connection with the Restructuring and subsequent to 30 November 2007, the Company and CRCCG entered into certain supplemental agreements as supplemented to the agreements dated 5 November 2007 regarding related party transactions.

(b) On 23 January 2008, certain workers hired by a subcontractor of a subsidiary of the Company entered the Jiaoji Railway Line (which has operational speed of up to 200 km/h) before scheduled maintenance hours, resulting in a major railway accident involving 9 injuries and 18 fatalities. The accident is still under investigation by the relevant authorities as at the date of these financial statements.

(c) The Company obtained a written approval from the China Securities Regulatory Committee (the "CSRC") dated 24 January 2008 for the issuance of not more than 1,961.9 million H Shares (including overallotment option of H Shares of 255.9 million) of RMB1.00 each. In addition, according to the aforesaid approval document, the CSRC also approved the conversion of 196.19 million state legal person shares of the Company currently held by CRCCG into H Shares and transferred to National Council for Social Security Fund of the PRC upon completion of the issuance of H Shares.

(d) The Company obtained a written approval document from the CSRC dated 13 February 2008 for the issuance of not more than 2,800 million A Share of RMB1.00 each on the Shanghai Stock Exchange.

(e) Save as aforesaid, no other significant events took place subsequent to 30 November 2007.

## 47. APPROVAL OF THE FINANCIAL STATEMENTS

These financial statements were approved and authorised for issue by the board of directors on 29 February 2008.


ERNST & YOUNG

END